Exhibit 99.1

Notice of Annual General Meeting of Shareholders and Management Information Circular July 14, 2025

Letter to Shareholders

Dear shareholders,

It is our pleasure to invite you to Alithya’s 2025 Annual General Meeting of Shareholders to be held virtually on September 10, 2025 (the “Meeting”).

This past fiscal year, completed on March 31, 2025 (“fiscal 2025”), presented a challenging geopolitical and macroeconomic environment that demanded operational discipline and capital efficiency. Despite these headwinds, management took prudent steps to strengthen our foundation, prioritize high-impact initiatives, and invest in areas driving sustainable growth.

The Company achieved notable results: Adjusted EBITDA1 reached 14.4% in the fourth quarter and 10.1% for the full year, reflecting disciplined execution and a focus on higher-value services. Gross margin set a record at 36.8% in the fourth quarter of fiscal 2025, driven by improved service mix, utilization, and our smart-shore model. Revenue growth was sustained across geographies, led by offerings that help clients modernize mission-critical systems with AI and IP accelerators and our expertise in our partners’ industry leading solutions.

We ended the year with a strong financial position ensuring flexibility for strategic growth. Recent acquisition, including eVerge and XRM Vision, have further strengthened our capabilities to deliver transformative solutions and access to global talent, expanded our smart-shoring footprint in Canada, the U.S., Morocco and India, and brought in proprietary solutions enhancing our portfolio. eVerge’s Salesforce enterprise application platform and practice and Oracle CX practice, as well as XRM Vision’s team of Microsoft specialists and accelerators streamlining financial reconciliation have proven especially complementary.

Management remains committed to operational efficiency, prudent capital allocation, and executing on our strategic priorities. We are confident with our business potential and the opportunities ahead, while mindful of the need for careful execution in the current environment.

On behalf of the Board, we extend heartfelt thanks to Robert Comeau, who is not standing for re-election. His exemplary leadership and dedication have shaped important decisions, strengthened our governance and advanced our mission to become a trusted advisor. It’s been a privilege to work with Robert. We wish him all the best in his next chapter.

We also take the opportunity to welcome Pierre Blanchette, who has joined as Chief Financial Officer on July 28. With nearly 30 years of experience in finance, Pierre brings valuable financial expertise and strategic insight as we scale and advance our strategic objectives.

Our Board of Directors remains deeply engaged, ensuring strong governance and oversight. We remain particularly vigilant in monitoring global geopolitical developments, addressing emerging challenges with care and diligence to safeguard our business.

At the upcoming Meeting, we will review the Company’s financial position, business operations and value delivered to shareholders, and address your comments and questions. As a shareholder, you have the right to vote your shares on all items that come before the Meeting. Whether or not you plan to attend, we invite you to review the accompanying management information circular dated July 14, 2025 and vote your shares.

Thank you for your continued trust and support of our long-term vision. The Board values your input and looks forward to ongoing dialogue.

Sincerely,

Pierre Turcotte	Paul Raymond
Chair of the Board	President and Chief Executive Officer

[1]

This is a financial measure that is not in accordance with International Financial Reporting Standards (“IFRS”). The definition of Adjusted EBITDA can be found in section 5 entitled “Non-IFRS Measures and Other Financial Measures” of Alithya’s Management’s Discussion and Analysis for fiscal 2025 (“MD&A”). Please also refer to section 8.8 of the MD&A entitled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation of the Adjusted EBITDA for the year and fourth quarter of fiscal 2025 to their most directly comparable IFRS measure. Sections 5 and 8.8 of the MD&A are hereby incorporated by reference. The MD&A has been filed and is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

ALITHYA | Notice of Meeting and of Availability of Materials   III

Notice of Annual General Meeting of Shareholders and of Availability of Proxy Materials

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Alithya Group inc. (the “Company”) will be held as a virtual meeting on Wednesday, September 10, 2025 at 10:00 a.m. (Eastern Daylight Time) for the purposes of:

ITEMS OF BUSINESS		FOR MORE DETAILS, PLEASE REFER TO

1	Receiving the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2025 and the auditor’s report thereon (the “Annual Financial Statements”);	Section entitled “Business of the Meeting – Financial Statements” of the management information circular dated July 14, 2025 (the “Information Circular”).

2	Electing the directors of the Company;	Sections entitled “Business of the Meeting – Election of Directors” and “Nominees for Election to the Board” of the Information Circular.

3	Appointing the auditor for the year ending March 31, 2026 and authorizing the Board of Directors to fix the auditor’s compensation; and	Section entitled “Business of the Meeting – Appointment of the Auditor” of the Information Circular.

4	Considering such other business that may properly come before the Meeting or any adjournment or postponement thereof.	Section entitled “Business of the Meeting – Other Business” of the Information Circular.

The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms an integral part of this notice. The Board of Directors has fixed July 14, 2025 as the record date for the determination of the shareholders entitled to receive notice of the Meeting and vote at the Meeting. To maximize the number of participants at the Meeting, the Company will be holding the Meeting virtually via a live audio webcast available online at meetings.lumiconnect.com/400-353-766-264, where all shareholders regardless of geographic location will have an equal opportunity to participate and vote.

Notice-and-Access

As permitted under Canadian securities rules, management is using “Notice-and-Access” to deliver the Information Circular prepared in connection with the Meeting and the Annual Financial Statements to both registered and non-registered shareholders. This means that instead of mailing paper copies of the Information Circular and the Annual Financial Statements, these are posted online for shareholders to access them, which reduces mailing and printing costs, and is more environmentally friendly as it reduces paper use. Shareholders will therefore receive by mail (i) this notice, which explains how to access the Information Circular and the Annual Financial Statements electronically and request paper copies, and how to vote and/or attend the Meeting, (ii) a form of proxy (for registered shareholders) or a voting instruction form (“VIF”) (for non-registered shareholders), with instructions on how to vote, and (iii) an additional document explaining how to attend and vote at the Meeting (the “Virtual Meeting User Guide”). Shareholders who previously signed up for electronic delivery of Meeting materials will receive them via email.

How to Access the Information Circular and Annual Financial Statements

The Information Circular and Annual Financial Statements and other Meeting materials are available on our website at www.alithya.com/en/alithya/investors, on the website of our transfer agent, TSX Trust Company (“TSX Trust”), at www.meetingdocuments.com/TSXT/ALYA, as well as on

SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Please review the Information Circular before voting.

How to Request Paper Copies

Shareholders may request paper copies of the Information Circular and Annual Financial Statements at no cost.

Before the Meeting, shareholders may request paper copies on the website of TSX Trust at www.meetingdocuments.com/TSXT/ALYA or by contacting TSX Trust at 1-888-433-6443 (toll free in Canada and the U.S.) or 1-416-682-3801. The Information Circular and/or Annual Financial Statements, as applicable, will be sent within three business days of receipt of the request. To receive a paper copy of the Information Circular prior to the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 8, 2025, requests must be received by no later than 10:00 a.m. (Eastern Daylight Time) on August 29, 2025. Shareholders who request paper copies of these documents will not receive a new form of proxy or VIF and should therefore keep the form that was sent to them to vote their shares. After the Meeting, requests for paper copies may be made by email at secretariat@alithya.com, by mail at Corporate Secretariat, Alithya Group inc., 700, René-Lévesque West Blvd, Suite 400, Montréal, Québec, H3B 1X8, or by phone at 1-844-985-5552. Paper copies of the documents will be sent within ten business days of receipt of the request.

How to Vote

Shareholders may vote prior to the Meeting or at the Meeting. It is however recommended that shareholders vote prior to the Meeting using all forms of proxy or VIFs received even if they intend to attend the Meeting. Shareholders should read the Information Circular and other Meeting materials before voting and refer to the instructions on their form of proxy or VIF and in the Information Circular for details on how to vote. Voting instructions must be received by the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 8, 2025 (or if the Meeting is adjourned or postponed, by 10:00 a.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting).

ALITHYA | Notice of Meeting and of Availability of Materials   II

How to Attend the Meeting

The Meeting will be held virtually via a live audio webcast available online at meetings.lumiconnect.com/400-353-766-264 and will be open to all shareholders as well as to the general public, except that only registered shareholders and duly appointed and registered proxyholders will have the opportunity to vote and ask questions. The process to attend the Meeting is different for registered shareholders and non-registered shareholders.

Please refer to the information contained in this notice, the Information Circular and the Virtual Meeting User Guide. It is recommended to undertake all required steps at least one week before the Meeting and to join the Meeting at least 15 minutes before it begins to avoid missing the beginning due to technical difficulties.

REGISTERED SHAREHOLDERS

Shareholders who received a form entitled “Form of Proxy” or an email directed to registered shareholders from TSX Trust are registered shareholders. To attend the Meeting, registered shareholders may visit meetings.lumiconnect.com/400-353-766-264 on the day of the Meeting, select the option “I have a login” and enter the 13-digit control number that appears on their form of proxy or in the email they received, as their username, and “alithya2025” (case sensitive) as their password.

Registered shareholders who appointed someone else than the persons named by management as their proxyholder to represent them at the Meeting must, after having submitted their proxy, either contact or have their proxyholder contact TSX Trust by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-416-682-3860, or complete the online form at www.tsxtrust.com/control-number-request, by no later than 10:00 a.m. (Eastern Daylight Time) on September 8, 2025 to register such other person and provide an email address at which TSX Trust will send a 13-digit proxyholder control number 24 to 48 hours before the Meeting.

NON-REGISTERED SHAREHOLDERS

Shareholders who received a form entitled “Voting Instruction Form” from TSX Trust or their intermediary or an email requesting voting instructions from their intermediary, and shareholders who participate in the Company’s Employee Share Purchase Plan (“ESPP Participants”) are non-registered shareholders. Non-registered shareholders are shareholders whose shares are registered in the name of their intermediary (such as a securities broker or a financial institution) which holds them on their behalf. As the Company and TSX Trust do not typically have a record of such shareholders, and, as a result, of their entitlement to vote, non-registered shareholders who wish to vote and ask questions at the Meeting or appoint someone else than the persons named by management must follow the following two steps:

Step 1: Submit their voting instructions and appoint themselves or someone else as their proxyholder by mail, internet, fax or email, as applicable, by no later than 10:00 a.m. (Eastern Daylight Time) on September 8, 2025 or such other deadline their intermediary may fix. Voting by phone is not recommended as it is not possible to appoint someone else than the persons named by management by phone.

Important Note: U.S. non-registered shareholders who are not ESPP Participants and who wish to appoint themselves or a proxyholder must obtain a legal proxy form from their intermediary and submit it to TSX Trust by no later than 10:00 a.m. (Eastern Daylight Time) on September 8, 2025.

Step 2: Once their voting instructions or legal proxy form has been submitted, non-registered shareholders or their proxyholder must contact TSX Trust by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-416-682-3860, or complete the online form at www.tsxtrust.com/control-number-request, by no later than 10:00 a.m. (Eastern Daylight Time) on September 8, 2025 to register and provide an email address at which TSX Trust will send a 13-digit proxyholder control number 24 to 48 hours before the Meeting.

Once these steps are completed and a proxyholder control number has been received, non-registered shareholders or their proxyholder will be able to attend the Meeting at meetings.lumiconnect.com/400-353-766-264 by selecting the option “I have a login” and entering their 13-digit proxyholder control number as their username and “alithya2025” (case sensitive) as their password. Without a proxyholder control number, non-registered shareholders and their proxyholders will only be able to attend the Meeting by selecting the option “I am a guest”, which will not entitle them to vote or ask questions. Non-registered shareholders who do not complete the above two steps by 10:00 a.m. (Eastern Daylight Time) on September 8, 2025 will not be able to obtain a proxyholder control number. The control number appearing on their VIF is NOT a proxyholder control number and may not be used to attend the Meeting.

Questions

For questions about “Notice-and-Access” or assistance with the process to vote or attend the Meeting, shareholders may contact TSX Trust by phone at 1-800-387-0825 or Broadridge Financial Solutions, Inc. at 1-844-916-0609 (toll free in North America) or 1-303-562-9305, as applicable. For live technical assistance in operating the Meeting platform and voting during the Meeting, please contact Lumi Canada Inc. at support-ca@lumiglobal.com.

Montréal, Québec

July 14, 2025

By Order of the Board of Directors,

Nathalie Forcier

Chief Legal Officer and Corporate Secretary

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Table of Contents

GENERAL INFORMATION	2

Notice-and-Access	2

General Proxy Matters and Virtual Meeting Matters	3

Who Can Vote	3

How to Vote	3

How to Complete your Form and How Your Shares Will Be Voted	5

Voting at the Meeting	5

Changing your Vote	5

Conduct at the Meeting & Asking Questions	6

Additional Information	7

Proxy Solicitation	7

Transfer Agent	7

Authorized Share Capital	7

Normal Course Issuer Bid	8

Principal Shareholders	8

BUSINESS OF THE MEETING	9

Financial Statements	9

Election of Directors	9

Appointment of the Auditor	9

Other Business	9

NOMINEES FOR ELECTION TO THE BOARD	10

Description of the Nominee Directors	10

Cease trade orders, bankruptcies and Penalties	13

Board and Committee Attendance	13

Board Skills Matrix	14

DIRECTOR COMPENSATION	15

Structure of Compensation	15

Director Compensation Table	16

Incentive Plan Awards – Outstanding Awards	16

Incentive Plan Awards – Value Vested or Earned

During the Year	17

Director Share Ownership Requirement	17

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	18

Board of Directors	18

Mandate of the Board	18

Composition of the Board	18

Committees’ Mandates and Membership	20

Board Renewal	22

Nomination to the Board	22

Director Orientation and Continuing Education	24

Talent Management and Succession Planning	25

Shareholder Engagement	26

Shareholder engagement by Management	26

Shareholder engagement by Directors	26

Strategic Oversight	27

Risk Oversight	27

Corporate Sustainability	27

Board and Management Oversight	28

Material Topics and Recent Developments	28

Ethical Business Conduct	30

Codes of Business Conduct	30

Related Party Transactions	30

Insider Trading Policy	31

Disclosure Policy	31

Clawback Policy	31

COMPENSATION DISCUSSION AND ANALYSIS	33

Letter from the Chair of the Human Capital and Compensation Committee	33

Executive Compensation Framework	34

Executive Compensation Approach	34

Compensation Review Process	35

Executive Compensation Description	36

Compensation of the NEOs	40

Incentive Plan Awards Held and Vested	43

Performance Graph	44

Trends in Compensation	45

Long Term Incentives	45

Employment Arrangements of the NEOs	47

OTHER INFORMATION	49

Indebtedness of Directors and Executive Officers	49

Interest of Informed Persons and Others in Material Transactions	49

Shareholder Proposals	49

Availability of Documents	49

Approval	49

SCHEDULE A | LONG TERM INCENTIVE PLAN AND SHARE PURCHASE PLAN DESCRIPTION	50

SCHEDULE B | MANDATE OF THE BOARD	54

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General Information

This management information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by the management of Alithya Group inc. for use at its annual general meeting of shareholders which will be held on Wednesday, September 10, 2025, at 10:00 a.m. (Eastern Daylight Time), for the purposes set forth in the foregoing Notice of Meeting, or at any adjournment or postponement thereof (the “Meeting”). To maximize the number of participants at the Meeting, the Company will be holding the Meeting virtually via a live audio webcast available online, where all shareholders regardless of geographic location will have an equal opportunity to participate and vote.

The record date for determination of shareholders entitled to receive notice of, and vote at, the Meeting is July 14, 2025 (the “Record Date”).

In this document “you” and “your” refer to the shareholders of Alithya Group inc. and “Alithya”, the “Company”, “we”, “us”, or “our” refer to Alithya Group inc. (and, where the context so requires, Alithya Group inc. and its subsidiaries).

The information provided in this Information Circular that relates to financial information is provided as at March 31, 2025. Except as otherwise stated, all other information is provided as at July 14, 2025 and all dollar amounts shown are in Canadian dollars.

NOTICE-AND-ACCESS

As permitted under Canadian securities rules, management is using “Notice-and-Access” to deliver this Information Circular and the annual financial statements to both registered and non-registered shareholders. This means that instead of mailing paper copies of this Information Circular to shareholders holding Class A subordinate voting shares (“subordinate voting shares”) or Class B multiple voting shares (“multiple voting shares” and, collectively with the subordinate voting shares, the “Shares”) as of the Record Date, this Information Circular is being posted online for shareholders to access it electronically, which reduces printing and mailing costs and is more environmentally friendly as it reduces paper use. Shareholders will therefore receive by mail (i) a notice explaining how to electronically access the Information Circular and the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2025 (“fiscal 2025”) and the auditor’s report thereon (the “Annual Financial Statements”), how to request paper copies thereof, and how to vote and/or attend the Meeting, (ii) a form of proxy (for registered shareholders) or a voting instruction form (“VIF”) (for non-registered shareholders) with instructions on how to vote, and (iii) a document explaining how to attend the Meeting. Shareholders who previously signed up for electronic delivery of Meeting materials will receive them by email.

Non-registered shareholders are either objecting beneficial owners who object that intermediaries disclose information about their ownership in the Company, or non-objecting beneficial owners who do not object to such disclosure. Alithya is sending proxy-related materials directly to registered shareholders and non-registered shareholders who are non-objecting beneficial owners and is paying for intermediaries to deliver such materials to non-registered shareholders who are objecting beneficial owners.

HOW TO ACCESS THE INFORMATION CIRCULAR AND THE ANNUAL FINANCIAL STATEMENTS ELECTRONICALLY

This Information Circular and the Annual Financial Statements are available on our website at www.alithya.com/en/alithya/investors, on the website of our transfer agent, TSX Trust Company (“TSX Trust”) at www.meetingdocuments.com/TSXT/ALYA, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

HOW TO REQUEST A PAPER COPY OF THE INFORMATION CIRCULAR AND ANNUAL FINANCIAL STATEMENTS

You may request a paper copy of the Information Circular and the Annual Financial Statements at no cost up to one year from the date the Information Circular was filed on SEDAR+ and EDGAR.

Before the Meeting, shareholders may request paper copies of the Information Circular and the Annual Financial Statements prior to the Meeting on the website of TSX Trust at www.meetingdocuments.com/TSXT/ALYA or by contacting TSX Trust at 1-888-433-6443 (toll free in Canada and the U.S.) or 1-416-682-3801. The Information Circular and/or Annual Financial Statements, as applicable, will be sent within three business days of receipt of the request. Your request should be received no later than 10:00 a.m. (Eastern Daylight Time) on August 29, 2025 to receive the Information Circular prior to the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 8, 2025. Shareholders who request paper copies of the Information Circular and Annual Financial Statements will not receive a new form of proxy or VIF and should therefore keep the original form sent to them to vote their Shares.

After the Meeting, requests for paper copies may be made by email at secretariat@alithya.com, by mail at Corporate Secretariat, Alithya Group inc., 700, René-Lévesque West Blvd, Suite 400, Montréal, Québec, H3B 1X8 or by phone at 1-844-985-5552. Paper copies will be sent within ten business days of receipt of the request.

QUESTIONS?

For questions about “Notice-and-Access” or for assistance with the process to vote or attend the Meeting, please contact TSX Trust by phone at 1-800-387-0825, or Broadridge Financial Solutions, Inc. at 1-844-916-0609 (toll free in North America) or 1-303-562-9305, as applicable. For live technical assistance in operating the Meeting platform and voting during the Meeting, please contact Lumi Canada Inc. (“Lumi”) at support-ca@lumiglobal.com. If you have questions about the information contained in this Information Circular, please contact our Corporate Secretariat team by email at secretariat@alithya.com or by mail at the address indicated in the section above.

ALITHYA | Management Information Circular  2

GENERAL PROXY MATTERS AND VIRTUAL MEETING MATTERS

Who Can Vote

Shareholders holding subordinate voting shares or multiple voting shares as at the close of business on the Record Date are entitled to vote at the Meeting and at any adjournment or postponement thereof. Your vote is important. Voting by proxy prior to the Meeting is the easiest way to vote your Shares. As a shareholder, it is important that you read this Information Circular carefully and vote your Shares either prior to the Meeting by proxy or at the Meeting by following the steps explained below.

Depending on how your Shares are registered, you may be a registered shareholder for a portion of your Shares and a non-registered shareholder for the balance thereof and may accordingly receive both a form of proxy and a VIF. It is recommended to vote using all forms received to ensure that all of your Shares are voted.

Employees who participate in the Company’s Employee Share Purchase Plan and have their shares managed by TSX Trust, in its capacity of plan administrator, (“ESPP Participants”) will receive the Meeting materials electronically from TSX Trust with instructions on how to vote using the internet.

How to Vote

REGISTERED SHAREHOLDERS

You are a registered shareholder if your Shares are registered in your name (i.e. your name appears on your share certificate or Direct Registration System (DRS) statement) and you received a form entitled “Form of Proxy” or an email directed to registered shareholders from TSX Trust.

Option 1 - Voting by Proxy Prior to the Meeting (Form of Proxy)

Voting by proxy means appointing a proxyholder (i.e. the persons named by management, yourself or someone else) to vote as per your voting specifications, if any, at the Meeting. You may vote by proxy using one of the methods described below:

Internet: Go to www.meeting-vote.com and follow the instructions. You will need your 13-digit control number that appears on your form of proxy or in the email TSX Trust sent you, if you signed up for electronic delivery.

Phone: Call 1-888-489-7352 (toll free in Canada and the U.S.). You will need your 13-digit control number that appears on your form of proxy or in the email you received from TSX Trust. If you vote by phone, you will not be able to appoint anyone other than the persons named by management as your proxyholder to represent you at the Meeting. Therefore, if you wish to appoint someone else as your proxyholder to attend the Meeting, this voting method is not recommended.

Fax or email: Complete your form of proxy and send it to TSX Trust by fax at 1-416-595-9593, or scan and email it to TSX Trust at proxyvote@tmx.com.

Mail: Complete and return your form of proxy in the prepaid envelope provided.

Your duly completed form of proxy must be received by TSX Trust, or you must have voted on the internet, by phone, by fax or by email by no later than 10:00 a.m. (Eastern Daylight Time) on September 8, 2025 or, if the Meeting is adjourned or postponed, 10:00 a.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting. If you elect to vote through the internet or by phone, you do not need to return your form of proxy.

When completing your form of proxy, make sure to indicate the name of the person you wish to appoint as your proxyholder to attend the Meeting on your behalf or leave the space for the appointment blank if you wish to appoint the persons named by management. In both cases, it is recommended to indicate how you wish to vote for each item to be voted on, otherwise your proxyholder will have the discretion to vote as he or she sees fit. If you appoint a proxyholder who is not the persons named by management, once your form is submitted, please contact, or ask your proxyholder to contact, TSX Trust by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-416-682-3860, or complete the online form available at www.tsxtrust.com/control-number-request, by no later than 10:00 a.m. (Eastern Daylight Time) on September 8, 2025 in order to register your proxyholder and provide an email address at which TSX Trust will send a 13-digit proxyholder control number for your proxyholder to be able to join the Meeting. Proxyholder control numbers will be distributed by TSX Trust 24 to 48 hours before the Meeting. Without a proxyholder control number, your proxyholder will be unable to join the Meeting and if your proxyholder does not join the Meeting, your voting rights will not be exercised, as your proxyholder is required to attend the Meeting for them to be exercised.

Option 2 – Attending and Voting at the Meeting

If you wish to attend and vote at the Meeting, you do not need to complete or submit your form of proxy. You may simply visit meetings.lumiconnect.com/400-353-766-264 on the day of the Meeting, select the option “I have a login” and enter the 13-digit control number that appears on your form of proxy or in the email TSX Trust sent you, if you signed up for electronic delivery, as your control number and “alithya2025” (case sensitive) as your password. Once logged in, simply follow the instructions on the screen during the Meeting. Joining the Meeting by selecting the option “I am a guest” will not allow you to vote or ask questions at the Meeting.

If you wish to appoint someone else to attend the Meeting on your behalf, please follow the instructions indicated in the preceding section entitled “Option 1 – Voting by Proxy Prior to the Meeting (Form of Proxy)”.

NON-REGISTERED SHAREHOLDERS

You are a non-registered shareholder if your Shares are not registered in the records of the Company directly in your name, but instead in the name of an intermediary (such as a securities broker or a financial institution) which holds them on your behalf. If you received a form entitled “Voting Instruction Form” from TSX Trust or your intermediary or an email requesting voting instructions from your intermediary, your Shares are not registered in your name.

ALITHYA | Management Information Circular  3

Employees who participate in the Company’s Employee Share Purchase Plan and have their shares managed by TSX Trust, in its capacity of plan administrator, are non-registered shareholders and will receive the Meeting materials electronically from TSX Trust with instructions on how to vote using the internet, which instructions are similar to those described below.

Option 1 - Voting by Proxy Prior to the Meeting (Voting Instruction Form)

Voting by proxy means appointing a proxyholder (i.e. the persons named by management, yourself or someone else) to vote as per your voting instructions, if any, at the Meeting. Instructions for voting by proxy prior to the Meeting vary depending on whether you received a VIF from TSX Trust or your intermediary.

If you received a VIF from TSX Trust, you may vote by proxy by giving your voting instructions using one of the methods described below:

Internet: Go to www.meeting-vote.com and follow the instructions. You will need your 13-digit control number that appears on your VIF.

Phone: Call 1-888-489-7352 (toll free in Canada and the U.S.). You will need your 13-digit control number that appears on your VIF. If you vote by phone, you will not be able to appoint anyone other than the persons named by management on your VIF as your proxyholder. Therefore, if you wish to appoint someone else as your proxyholder to attend the Meeting, this voting method is not recommended.

Fax or email: Complete the VIF and send it to TSX Trust by fax at 1-416-595-9593, or scan and email it to TSX Trust at proxyvote@tmx.com.

Mail: Complete and return your VIF in the prepaid envelope provided.

If you received a VIF or an email from your intermediary, you may vote by proxy by giving your voting instructions using one of the methods described below:

Internet: Go to www.proxyvote.com and follow the instructions. You will need your 16-digit control number that appears on your VIF or in the email you received.

Phone: Call 1-800-474-7493 (English) (toll free in Canada), 1-800-474-7501 (French) (toll free in Canada) or 1-800-454-8683 (toll free in the U.S.). You will need your 16-digit control number that appears on your VIF or in the email you received. If you vote by phone, you will not be able to appoint anyone other than the persons named by management on your VIF as your proxyholder. Therefore, if you wish to appoint someone else as your proxyholder to attend the Meeting, this voting method is not recommended.

Mail: Complete and return your VIF in the prepaid envelope provided.

Your duly completed VIF must be received by TSX Trust or your intermediary, as applicable, or you must have voted on the internet, by phone, by fax or by email, as applicable, by no later than 10:00 a.m. (Eastern Daylight Time) on September 8, 2025 or such other deadline your intermediary may fix or, if the Meeting is adjourned or postponed, 10:00 a.m. (Eastern

Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting. Please contact your intermediary to ensure you do not miss your applicable voting deadline. If you elect to vote on the internet or by phone, you do not need to return your VIF.

When completing your VIF, make sure to indicate the name of the person you wish to appoint as your proxyholder to attend the Meeting on your behalf or leave the space for the appointment blank if you wish to appoint the persons named by management. In both cases, it is recommended to indicate how you wish to vote for each item to be voted on, otherwise your proxyholder will have the discretion to vote as he or she sees fit. If you appoint a proxyholder who is not the persons named by management, once your form is submitted, please contact, or ask your proxyholder to contact, TSX Trust by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-416-682-3860, or complete the online form available at www.tsxtrust.com/control-number-request, by no later than 10:00 a.m. (Eastern Daylight Time) on September 8, 2025 in order to register your proxyholder and provide an email address at which TSX Trust will send a 13-digit proxyholder control number for your proxyholder to be able to join the Meeting. Proxyholder control numbers will be distributed by TSX Trust 24 to 48 hours before the Meeting. Without a proxyholder control number, your proxyholder will be unable to join the Meeting and if your proxyholder does not join the Meeting, your voting rights will not be exercised, as your proxyholder is required to attend the Meeting for them to be exercised.

Option 2 – Attending and Voting at the Meeting

As we do not have access to the names or holdings of our non-registered shareholders, if you wish to attend and vote at the Meeting or to appoint someone else to do so on your behalf, you must follow the following two steps:

Step 1: Submit to TSX Trust or your intermediary, as applicable, your voting instructions and appoint yourself or another person (who need not be a shareholder) as your proxyholder before the Meeting by inserting your name or such other person’s name in the space provided for such purpose. Although optional for shareholders who intend to attend the Meeting or have someone else attend it on their behalf, it is recommended to also specify how you wish to vote for each item to be voted on, otherwise your proxyholder will have the discretion to vote as he or she sees fit. Please refer to the section entitled “Option 1 – Voting by Proxy Prior to the Meeting (Voting Instruction Form)” earlier for further details on how to submit your voting instructions. Voting by phone is not recommended as it is not possible to appoint someone else than the persons named by management as proxyholder by phone. TSX Trust or your intermediary, as applicable, must receive your instructions by no later than 10:00 a.m. (Eastern Daylight Time) on September 8, 2025 or such other deadline your intermediary may fix for your proxyholder’s appointment to be effective. Please contact your intermediary to ensure you do not miss your applicable voting deadline.

Important Note: U.S. non-registered shareholders who are not ESPP Participants and who wish to appoint themselves or a proxyholder must obtain a legal proxy form from their intermediary and submit it to TSX Trust by no later than 10:00 a.m. (Eastern Daylight Time) on September 8, 2025.

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Step 2: Once your voting instructions or legal proxy form has been submitted, contact, or ask your proxyholder to contact, TSX Trust by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-416-682-3860, or complete the online form available at www.tsxtrust.com/control-number-request, by no later than 10:00 a.m. (Eastern Daylight Time) on September 8, 2025 in order to register yourself or your proxyholder and provide an email address at which TSX Trust will send a 13-digit proxyholder control number to be able to join the Meeting. Proxyholder control numbers will be distributed by TSX Trust 24 to 48 hours before the Meeting. Intermediaries do not provide proxyholder control numbers. Therefore, shareholders who appointed themselves or someone else as their proxyholder through their intermediary must still contact TSX Trust thereafter.

Once these two steps are completed and a proxyholder control number is received from TSX Trust, you or your proxyholder will be able to attend the Meeting online at meetings.lumiconnect.com/400-353-766-264 by selecting the option “I have a login” and entering the proxyholder control number in the space provided for the control number and “alithya2025” (case sensitive) as password.

Without a proxyholder control number, you or your proxyholder will not be able to attend the Meeting as a shareholder and will only be able to view the Meeting as a guest, which will not entitle you or your proxyholder to vote or ask any questions. If you do not complete the above two steps by 10:00 a.m. (Eastern Daylight Time) on September 8, 2025, you will not be able to obtain a proxyholder control number. The control number appearing on your VIF is NOT a proxyholder control number and may therefore not be used to attend the Meeting.

How to Complete your Form and How Your Shares Will Be Voted

You can choose to vote FOR or WITHHOLD on the items to be voted on.

When you vote by proxy prior to the Meeting, you may appoint either the persons named by management as your proxyholder (namely, the Chair of the Board of Directors (the “Board”) or the President and Chief Executive Officer of the Company) or you may appoint someone else to represent you at the Meeting and vote on your behalf. You have the right to appoint any other person (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person in the space provided for such purpose in your form of proxy or VIF.

If you do not intend to attend the Meeting or be represented at the Meeting, you may appoint the persons named by management to represent you at the Meeting and complete your form completely by indicating how you wish to vote for each item to be voted on. If you leave the section for the appointment of your proxyholder blank, you will be deemed having appointed the persons named by management as your proxyholder.

If you intend to attend the Meeting or have someone else than the persons named by management represent you as your proxyholder at the Meeting and vote on your behalf, although you could only indicate your name or the name of such other person in the space provided on your VIF and submit it without indicating how you wish to vote for each item to be voted on, it is still recommended to complete your form and indicate how you wish to vote for each item.

If you have NOT specified how you wish your proxyholder to vote on a particular matter at the Meeting, your proxyholder will be entitled to vote your Shares as he or she sees fit or, in the case of the Chair of the Board or the President and Chief Executive Officer of the Company, your vote will be exercised as follows:

•	FOR the election of management’s nominees as directors; and

•	FOR the appointment of KPMG LLP as auditor and authorizing the Board to fix their compensation.

The proxy confers discretionary authority in respect of amendments to any of the foregoing matters and such other matters as may properly come before the Meeting. Management is not aware of any such amendments or of other matters to be submitted at the Meeting.

If you appointed a proxyholder other than the persons named by management to represent you at the Meeting and vote on your behalf, please make sure your proxyholder obtains his or her proxyholder control number and joins the Meeting, otherwise your voting rights will not be exercised, as your proxyholder is required to attend the Meeting for them to be exercised.

Voting at the Meeting

Registered shareholders who voted prior to the Meeting and who decide to attend the Meeting using their control number do not need to vote again using the voting buttons appearing on their screen during the Meeting. If they vote again at the Meeting, their vote will, however, be taken into account and replace their vote transmitted before the Meeting.

Proxyholders (including non-registered shareholders who appointed themselves as proxyholder and third parties who were appointed as proxyholders by registered shareholders or non-registered shareholders) do not have to vote again at the Meeting if the shareholder they represent already indicated on his, her or its VIF how they wish to vote. They may, however, if they wish, vote at the Meeting by voting in accordance with the voting instructions of the shareholder they represent or as they see fit, if the shareholder they represent has not indicated how to vote. If the shareholder who is represented by a proxyholder indicated how to vote for each item through voting instructions submitted prior to the Meeting and the proxyholder votes differently at the Meeting, the proxyholder’s vote will automatically be changed to follow the shareholder’s voting instructions submitted prior to the Meeting once the Meeting will have ended and the votes are compiled by the scrutineers.

Changing your Vote

If you change your mind about how you want to vote your Shares, you can revoke your proxy by any of the methods outlined below, or by any other means permitted by law.

Registered shareholders may change their vote by:

•	voting again on the internet, by phone, by fax or by email, as applicable, by the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 8, 2025;

ALITHYA | Management Information Circular  5

•

completing a new form of proxy with a later date than the form previously submitted and mailing it as soon as possible so that it is received by TSX Trust by the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 8, 2025;

•

sending a written notice signed by them or their authorized attorney to the Corporate Secretary of the Company at the registered office of the Company (700, René-Lévesque West Blvd, Suite 400, Montréal, Québec, H3B 1X8) so that it is received by 10:00 a.m. (Eastern Daylight Time) on September 8, 2025; or

•

attending the Meeting at meetings.lumiconnect.com/400-353-766-264 on the day of the Meeting by selecting the option “I have a login” and entering the 13-digit control number that appears on their form of proxy as their username and “alithya2025” (case sensitive) as their password and voting at the Meeting.

Non-registered shareholder may change their vote by:

•	voting again on the internet, by phone, by fax or by email, as applicable, by no later than 10:00 a.m. (Eastern Daylight Time) on September 8, 2025 or such other deadline their intermediary may fix;

•

completing a new VIF with a later date than the one previously submitted and mailing it as soon as possible at the address directed by TSX Trust or their intermediary, as applicable, by no later than 10:00 a.m. (Eastern Daylight Time) on September 8, 2025 or such other deadline their intermediary may fix; or

•

sending a written notice signed by them or their authorized attorney to the Corporate Secretary of the Company at the registered office of the Company (700, René-Lévesque West Blvd, Suite 400, Montréal, Québec, H3B 1X8) so that it is received by 10:00 a.m. (Eastern Daylight Time) on September 8, 2025.

Although proxyholders (including non-registered shareholders who appointed themselves as proxyholder and third parties who were appointed as proxyholder by registered shareholders and non-registered shareholders) could vote differently at the Meeting using the online voting buttons, please note that if such votes differ from the last voting instructions processed by TSX Trust or their intermediary before the proxy voting deadline of 10:00 a.m. (Eastern Daylight Time) on September 8, 2025 or such other deadline their intermediary may fix, the vote of the proxyholder will automatically be modified once the Meeting will have ended and the votes are compiled to reflect the last voting instructions received from the shareholder before such deadline.

Conduct at the Meeting & Asking Questions

The Company’s by-laws describe the requirements for the Meeting and the Chair of the Meeting will conduct the meeting consistent with those requirements. As such, we will strictly follow the items to be covered at the Meeting and which are set forth in the section entitled “Business of the Meeting” of this Information Circular.

Shareholders and guests will be able to join the Meeting on the day of the Meeting at meetings.lumiconnect.com/400-353-766-264. For a better experience, it is recommended to use a high-speed internet connection and the latest version of Chrome, Safari, Edge or Firefox. Internet Explorer is not supported. It is also recommended to ensure your browser is compatible by trying to log in at least 15 minutes before the Meeting.

Only registered shareholders and duly appointed and registered proxyholders will be eligible to vote while participating at the Meeting. Registered shareholders should use their 13-digit control number appearing on their form of proxy and non-registered shareholders should use their 13-digit proxyholder control number received by email from TSX Trust.

The voting polls will be open during the formal part of the Meeting. The Chair of the Meeting will indicate the time of opening and closure of the polls for the items to be voted on. Voting options will be visible on your screen and you will simply have to select your voting option. Your choice will be highlighted.

During the Meeting, only registered shareholders and duly appointed and registered proxyholders who have joined the Meeting using their 13-digit control number or proxyholder control number will have the opportunity to ask questions by typing and submitting questions through the field available for such purpose, and it will only be possible to submit questions in writing.

Guests and non-registered shareholders who did not appoint themselves as proxyholder by the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 8, 2025 will not be able to log in to the Meeting and submit questions or vote at the Meeting. They will only be able to join the audio webcast as guests.

It is recommended that shareholders send their question as soon as possible during the Meeting so that these can be addressed at the appropriate time. Questions relating to matters to be voted on will be addressed by the Chair of the Meeting and other members of management present at the Meeting before those items are voted on while general questions will be addressed at the end of the Meeting, after the adjournment of the formal business of the Meeting and management’s presentation about the Company’s business.

To respect both time constraints and other shareholders, when submitting questions, shareholders are asked to be brief and as much to the point as possible. To allow us to answer questions from as many shareholders as possible, shareholders and proxyholders are kindly asked to cover only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together.

All shareholder questions are welcome, but conducting the business set out in the Meeting’s agenda for the benefit of all shareholders will be paramount. The Company does not intend to address any questions that are, among other things:

•	irrelevant to the business of the Company or to the business of the Meeting;

•	related to material non-public information of the Company;

•	related to personal grievances;

•	derogatory references to individuals or that are otherwise in bad taste;

•	repetitious statements already made by another shareholder;

•	in furtherance of the shareholder’s personal or business interests; or

ALITHYA | Management Information Circular  6

•	out of order or not otherwise suitable for the conduct of the Meeting as determined by the Chair or the Secretary of the Meeting in their reasonable judgment.

If there are any matters of individual concern to a shareholder and not of general concern to all shareholders or if a question asked was not otherwise answered, such matters may be raised separately after the Meeting by contacting the Company’s Corporate Secretary at secretariat@alithya.com.

The Company is committed to offering a forum where, to the fullest extent possible using available electronic solutions, shareholders may communicate adequately through the course of the Meeting.

For assistance with your control number to join the Meeting, please contact TSX Trust at 1-800-387-0825. For live technical assistance in operating the Meeting platform and voting, please contact Lumi at support-ca@lumiglobal.com.

In the event of technical malfunction or other significant problem that disrupts the Meeting, the Chair of the Meeting may adjourn, recess, or expedite the Meeting, or take such other action that the Chair determines is appropriate considering the circumstances.

An audio webcast playback will be available on the Company’s website in the Investors section after the Meeting.

ADDITIONAL INFORMATION

Proxy Solicitation

The solicitation of proxies by management is being made primarily by mail, but directors, officers or employees of the Company may also solicit proxies at a nominal cost. The Company does not intend to retain the services of a proxy advisory firm for the solicitation of proxies.

Transfer Agent

You can contact TSX Trust, the Company’s transfer agent, either by mail at 1700 – 1190 des Canadiens-de-Montreal Avenue, Montreal, Quebec, H3B 0G7, by telephone at 1-800-387-0825, by fax at 1-888-249-6189, or by email at shareholderinquiries@tmx.com.

Authorized Share Capital

The authorized share capital of the Company consists of (i) an unlimited number of subordinate voting shares, without par value, which are listed under the symbol ALYA on the Toronto Stock Exchange (“TSX”), (ii) an unlimited number of multiple voting shares, without par value, which are held by a limited number of holders, except that no further multiple voting shares can be issued, except pursuant to the exercise of options to purchase multiple voting shares that were issued and outstanding as at November 1, 2018, and (iii) an unlimited number of preferred shares, without par value, issuable in series. On January 1, 2025, in connection with an internal reorganization, the Company amended its articles to create two series of preferred shares, each consisting of an unlimited number of shares: the Series A preferred shares and the Series B preferred shares. As at July 14, 2025, 92,653,272 subordinate voting shares, 7,326,880 multiple voting shares and no preferred shares were issued and outstanding.

The following summary of the material features of the Company’s authorized share capital is given subject to the detailed provisions of its articles.

VOTING RIGHTS

Each subordinate voting share entitles its holder to one vote per share, and each multiple voting share entitles its holder to ten votes per share at any meeting of shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series. If and when issued, preferred shares will have such voting rights as may be determined by the Board at the time of issuance thereof. Subject to the provisions of the Business Corporations Act (Québec) or as otherwise provided in the Company’s articles, the Series A preferred shares and Series B preferred shares are not entitled to receive notice of, nor to attend or vote at, meetings of the shareholders of the Company.

The subordinate voting shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws in that they do not carry equal voting rights with the multiple voting shares. In the aggregate, all voting rights associated with the subordinate voting shares represented, as at July 14, 2025, 55.84% of the voting rights attached to all issued and outstanding Shares.

RIGHTS TO DIVIDENDS AND RIGHTS UPON WINDING-UP AND DISSOLUTION

Subject to the prior rights of holders of preferred shares which rank prior to subordinate voting shares and multiple voting shares, if and when issued, holders of subordinate voting shares and multiple voting shares are entitled to receive pari passu any dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs.

The holders of Series A preferred shares and Series B preferred shares are entitled to receive, as and when declared by the Board, in preference and priority to any payment of distributions on the subordinate voting shares and the multiple voting shares and over any other shares of any other class ranking junior to the Series A preferred shares and Series B preferred shares, pari passu with the holders of each series of preferred shares, non-cumulative preferential dividends.

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs, the holders of Series A preferred shares and Series B preferred shares are entitled to receive for each Series A or Series B preferred share, as applicable, in preference and priority to any distribution of the property of the Company to the holders of subordinate voting shares and multiple voting shares or to any other shares of any other class ranking junior to the Series A or Series B preferred shares, as applicable, but pari passu with the holders of each series of preferred shares, an amount equal to the Series A or Series B Preferred Redemption Price (as defined in Section C paragraph 6.1 of the Company’s articles) plus all declared and unpaid dividends

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thereon, but shall not be entitled to share any further in the distribution of the property of the Company.

CONVERSION RIGHTS

Multiple voting shares are, at the holder’s entire discretion, convertible into subordinate voting shares on a share for share basis and shall be automatically converted upon their transfer to a person who is not a Permitted Holder (as defined below) or upon the death of a Permitted Holder, unless acquired by any of the remaining Permitted Holders in accordance with the terms of the voting agreement dated November 1, 2018 entered into between the Permitted Holders (the “Voting Agreement”), a copy of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For further information on the Voting Agreement, please refer to the section entitled “Principal Shareholders” below. The multiple voting shares are not convertible into any other class of shares. Under applicable Canadian laws, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. However, as indicated above, multiple voting shares shall be automatically converted into subordinate voting shares on a share for share basis upon their transfer to a person who is not a Permitted Holder. A “Permitted Holder” means each of Paul Raymond,

Ghyslain Rivard and Pierre Turcotte, and the entities over which they have control.

If and when issued, preferred shares will have such conversion rights as may be determined by the Board at the time of issuance thereof. The Series A and Series B preferred shares are not convertible into, or exchangeable for, any other class of shares of the Company.

RESTRICTIONS ON TRANSFER

Subject to the terms of the Voting Agreement, Permitted Holders cannot sell or otherwise transfer multiple voting shares to a person who is not a Permitted Holder, unless they first convert those shares into subordinate voting shares on a share for share basis, and then transfer such subordinate voting shares.

Normal Course Issuer Bid

On September 13, 2023, the Company announced the renewal of its normal course issuer bid (the “NCIB”) in order to purchase for cancellation up to 2,411,570 subordinate voting shares, representing 5% of the Company’s public float as of the close of markets on September 7, 2023. Purchases for cancellation under the NCIB commenced on September 20, 2023 and ended on September 19, 2024. Purchases were made on the open market through the facilities of the TSX. The Company did not renew its NCIB following September 19, 2024.

Principal Shareholders

As at July 14, 2025, to the knowledge of the Company, based on the most recent publicly available information, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the subordinate voting shares or multiple voting shares of the Company were Paul Raymond, Ghyslain Rivard, and Pierre Turcotte, Beneva Inc. (“Beneva”) and 9429-1143 Québec Inc. (a subsidiary of Quebecor Media inc.) (“Quebecor”) and Financière Outremont Inc., two companies controlled by Pierre Karl Péladeau. Their respective holdings are set out in the table that follows.

	SUBORDINATE VOTING SHARES		MULTIPLE VOTING SHARES		SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES		VOTING RIGHTS

	(#)	(%)	(#)	(%)	(#)	(%)	(#)	(%)

Paul Raymond	400,990	0.43	1,080,138	14.74	1,481,128	1.48	11,202,370	6.75

Ghyslain Rivard	-	-	4,412,000	60.22	4,412,000	4.41	44,120,000	26.59

Pierre Turcotte	320,700	0.35	1,834,742	25.04	2,155,442	2.16	18,668,120	11.25

Beneva Inc.	9,983,276	10.77	-	-	9,983,276	9.99	9,983,276	6.02

9429-1143 Québec Inc.(1)	9,983,276	10.77	-	-	9,983,276	9.99	9,983,276	6.02

Financière Outremont Inc.(1)	6,514,658	7.03	-	-	6,514,658	6.52	6,514,658	3.93

(1)

9429-1143 Québec Inc. and Financière Outremont Inc. are both controlled by Pierre Karl Péladeau. As at July 14, 2025, they collectively beneficially owned, directly or indirectly, or exercised control or direction over Shares representing approximately 17.80% of the subordinate voting shares and 9.95% of the total voting rights of Alithya Group inc.

Each of Paul Raymond, Ghyslain Rivard and Pierre Turcotte (collectively, the “Group of 3”) are party to the Voting Agreement pursuant to which each of them has agreed to vote, or cause to be voted, all of the Shares of the Company over which they have direct or indirect voting control from time to time and at all times (the “Controlled Shares”) at any shareholders meeting of the Company in a manner as will be decided upon by the decision of at least two of the three members of the Group of 3 (the “Majority Decision”). The Voting Agreement does not, however, apply to votes for the election of any of Messrs. Raymond, Rivard or Turcotte to the Board. It also does not apply in respect of a particular matter if, for that matter, (i) there is no Majority Decision notified to them by the deadline specified in the Voting Agreement, or (ii) a member of the Group of 3 holding Controlled Shares is not permitted by applicable law to vote on the matter.

As at July 14, 2025, the Group of 3 beneficially owned, directly or indirectly, or exercised control or direction over approximately 44.59% of the voting rights attached to the Shares of the Company. As at July 14, 2025, the directors and executive officers of the Company, as a group, beneficially owned , directly or indirectly, or exercised control or direction over 5,019,669 subordinate voting shares and 7,326,880 multiple voting shares, representing approximately 5.42% of the issued and outstanding subordinate voting shares and 100% of the issued and outstanding multiple voting shares respectively, and which shareholding interest carried approximately 47.18% of the total voting rights attached to the Shares of the Company.

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Business of the Meeting

Four items will be covered at the Meeting:

•

presentation of the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2025 (“fiscal 2025”) (the “Annual Financial Statements”) and the auditor’s report thereon;

•	election of the directors of the Company;
•	appointment of the auditor of the Company for the fiscal year ending March 31, 2026 and authorization to the Board of Directors to fix their compensation; and

•	consideration of such other business, if any, that may properly come before the meeting or any adjournment or postponement thereof.

Financial Statements

The Annual Financial Statements and the auditor’s report thereon are available on our website at www.alithya.com, on SEDAR+ at www.sedarplus.ca, in the Company’s annual report on Form 40-F available on EDGAR at www.sec.gov, and in print, free of charge, to any shareholder who requests a copy to the Company by email at secretariat@alithya.com, or by mail at Corporate Secretariat, Alithya Group inc., 700, René-Lévesque West Blvd, Suite 400, Montréal, Québec, H3B 1X8, or by phone at 1-844-985-5552.

Election of Directors

The Board may consist of not less than three and not more than 15 directors. The Board has fixed at eight the number of directors to be elected at the Meeting. The persons named in the section entitled “Nominees for Election to the Board” of this Information Circular (“Nominee Directors”) are currently directors of the Company and were elected at the last meeting of shareholders. The Nominee Directors are, in the opinion of the Board and management, well qualified to act as directors of the Company for the ensuing year and have confirmed their willingness to serve as directors.

Unless otherwise indicated, the persons designated by management will vote FOR the election of the persons in the section entitled “Nominees for Election to the Board” of this Information Circular.

Appointment of the Auditor

The Board, on the recommendation of the Audit and Risk Management Committee (the “Audit Committee”), recommends that KPMG LLP (“KPMG”) be reappointed to serve as the Company’s auditor until the next annual meeting of shareholders. KPMG was first appointed as the Company’s auditor on September 15, 2021.

PRE-APPROVAL POLICY FOR EXTERNAL AUDITOR SERVICES

The Audit Committee has adopted procedures for the pre-approval of engagement for services of its external auditor,

which require pre-approval of all audit and non-audit services provided by the external auditor. The Audit Committee also recommends to the Board, and the Board approves, on an annual basis, the fees to be charged to the Company by the external auditor. For more details on the Company’s pre-approval policy and procedures, please refer to the section entitled “Audit and Risk Management Committee – Pre-approval Policy and Procedures” of the Company’s annual information form dated June 12, 2025, which is hereby incorporated by reference.

EXTERNAL AUDITOR SERVICE FEE

KPMG is the external auditor who prepared the report relating to the audit of the Company’s annual consolidated financial statements for fiscal 2025 and notes thereto, presented under the International Financial Reporting Standards.

For fiscal 2025 and 2024, the following fees were billed by KPMG:

	FISCAL 2025	FISCAL 2024

Audit fees(1)	$1,557,118	$ 1,887,250

Audit-related fees(2)	$ 133,750	–

Tax fees(3)	–	–

All other fees(4)	–	$ 45,000

Total	$1,690,868	$ 1,932,250

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by the auditor for the audit of the Company’s annual consolidated financial statements and internal control over financial reporting, the review of the Company’s interim condensed consolidated financial statements, and the audit of the Company’s internal controls over financial reporting.

(2)

“Audit-related fees” includes assurance and related services reasonably related to the audit of the Company’s annual consolidated financial statements and that are not included in audit services which are included in the “Audit fees” category. For fiscal 2025, audit-related fees consisted of fees billed in connection with financial due diligence assistance.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by the auditor for tax compliance and tax advice.

(4)	“All other fees” includes the aggregate of all other fees. For fiscal 2024, other fees consisted of fees billed in connection with information technology advisory services.

Unless otherwise indicated, the persons designated by management will vote FOR the appointment of KPMG as the auditor of the Company and authorizing the Board to fix their compensation.

Other Business

Following the conclusion of the business to be conducted at the Meeting, shareholders will be invited to ask questions. Management is not aware of any changes to the foregoing items or of other matters to be submitted at the Meeting. If, however, there are changes or new items that properly come before the Meeting, your proxyholder will have the authority to vote your Shares on these items as he or she sees fit.

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Nominees for Election to the Board

DESCRIPTION OF THE NOMINEE DIRECTORS

The following pages include a profile of each Nominee Director which provides an overview of his or her experience, qualifications, record of attendance at Board and committee meetings, ownership of Alithya securities, as well as their compliance with the minimum share ownership requirement applicable to directors. Each nominee is currently a director and, if elected, will hold office until the next annual meeting of shareholders. Information relating to Shares and deferred share units (“DSUs”) and, in the case of the executive director, options, performance share units (“PSUs”) and restricted share units (“RSUs”), beneficially owned by the nominees, or over which they exercise control or direction, is provided as at July 14, 2025.

Here are a few highlights regarding the eight Nominee Directors:

87.5% INDEPENDENT DIRECTORS	37.5% WOMEN ON BOARD	62 YEARS OLD AVERAGE AGE	97% AVERAGE BOARD ATTENDANCE(1)	97% AVERAGE 2024 VOTING RESULTS

Dana Ades-Landy, Québec, Canada

Dana Ades-Landy returned to the National Bank of Canada, a Canadian chartered bank, in August 2020 to work in the Special Loans Group which she had previously run over seven years. Prior to this, she was the Chief Executive Officer of the Heart & Stroke Foundation of Canada (Québec). Ms. Ades-Landy has more than 25 years of experience as an executive in the banking industry, including executive leadership positions at Scotiabank, Laurentian Bank and National Bank of Canada. Ms. Ades-Landy currently serves as director and member of the Audit Committee of Sagen MI Canada Inc., as member of the Advisory Board of Innovaderm Research Inc., a private clinical research company and as member of the Departmental Audit Committee of the National Research Council of Canada. She previously served as director and Chair of the Audit Committee of First Lion Holdings Inc., the parent company of BFL Canada Risk and Insurance Inc., as well as Chair of the Audit Committee of the Canada Mortgage and Housing Corporation. Ms. Ades-Landy holds a Bachelor’s degree in Microbiology and Immunology from McGill University and a Master of Business Administration in Finance and accounting from Concordia University and is a member of the Institute of Corporate Directors.

Age: 66	Director since: November 2016	Last year’s voting results: 99.75%
BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
Board		6 of 6	100%
Audit and Risk Management Committee		4 of 4	100%
SECURITIES HELD OR CONTROLLED
Subordinate Voting Shares			12,725
DSUs(2)			150,285
Value at Risk(3)			$376,553
Minimum Share Ownership Requirement(4)			Met (2.1x)
Independent			Yes

 André P. Brosseau(5), Québec, Canada

André P. Brosseau is Chair of the Board and President and Chief Executive Officer of Du Musée Investments Inc., a family office with private investments in Canada, the U.S. and Brazil. Mr. Brosseau is also Vice Chair and owner of Qintess, an IT company specializing in digital transformation and telecommunication infrastructure management. Previously, he served as Chair of Québec Capital Markets from 2009 to 2010 and President of Blackmont Capital Markets in Toronto from 2007 to 2009 and was an executive at CIBC World Markets Inc. from 1994 to 2007. Mr. Brosseau currently serves as Vice-Chair of Quebecor Inc. and Quebecor Media Inc., as well as Chair of the Executive Committee of Quebecor Media Inc. He is also a director of Videotron Ltd. Mr. Brosseau previously served as member of the Audit and Risk Management Committee and of the Human Resources and Corporate Governance Committee of Quebecor Inc. and Quebecor Media Inc., as well as member of the Audit and Risk Management Committee of Videotron Ltd. Mr. Brosseau holds a Bachelor’s degree in Politics and a Master’s degree in Political Science from Université de Montréal, and is a member of the Institute of Corporate Directors.

Age: 63	Director since: September 2022	Last year’s voting results: 99.82%
BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
Board		5 of 6	83%
SECURITIES HELD OR CONTROLLED
Subordinate Voting Shares			350,000
DSUs(2)			138,791
Value at Risk(3)			$1,129,107
Minimum Share Ownership Requirement(4)			Met (7.5x)
Independent			Yes

ALITHYA | Nominees for Election to the Board  10

Ines Gbegan(6), Québec, Canada	Age: 37	Director since: March 2024	Last year’s voting results: 99.78

Ines Gbegan is the Vice President, Finance of Biron Health Group Inc., a company offering medical laboratory expertise in Québec, a position she accepted in October 2023 after having served as interim Vice President, Finance since May 2023 and senior director, Finance between November 2022 and May 2023. Ms. Gbegan has more than 15 years of chartered accountant experience in audits, corporate accounting, and financial reporting. She previously held senior accounting roles at Transdev Canada Inc., a company in the transportation and logistics sector, from 2021 to 2022, at Enerkem Inc., a company in the renewable energy sector, from 2018 to 2021, and at PwC, a global accounting firm, prior to 2018. She also previously taught accounting at HEC Montréal for more than five years. In 2022, Ms. Gbegan became an “Aces of Finance” recipient, a distinction awarded by Financial Executives International Canada in recognition of distinguished financial management officials. She holds a Bachelor’s degree in Accounting and Finance, a specialized graduate diploma in public accounting and a Master’s degree in Professional Accounting. Ms. Gbegan is a Chartered Professional Accountant (CPA) and is a member of the Institute of Corporate Directors.

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		6 of 6	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares			-
	DSUs(2)			57,045
	Value at Risk(3)			$131,774
	Minimum Share Ownership Requirement(4)			On track (0.9x)
	Independent			Yes

Lucie Martel, Québec, Canada	Age: 63	Director since: September 2019	Last year’s voting results: 87.21%

Lucie Martel is a corporate director. Before becoming a corporate director in 2022, she acted as Senior Vice President and Chief Human Resources Officer of Intact Financial Corporation between September 2011 and December 2021 and previously as Senior Vice President at AXA Canada, which was acquired by Intact Financial Corporation in September 2011. She has more than 30 years of experience in strategic management of human resources and labour relations, with corporations including Laurentian Bank (where she was Vice President, Human Resources Management and Development), Direct Film and Uniroyal. Ms. Martel currently serves as director and Chair of the Human Resources Committee of the Board of Directors of Fiera Capital Corporation. She also previously served as director and Chair of the Human Resources Committee of the Société des alcools du Québec and the Montreal Heart Institute Foundation. Ms. Martel holds a Bachelor’s degree in Industrial Relations from Université de Montréal and is a member of the Institute of Corporate Directors.

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		6 of 6	100%
	Human Capital and Compensation Committee (Chair)		4 of 5	80%
	Corporate Governance and Nominating Committee		5 of 5	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares			-
	DSUs(2)			165,730
	Value at Risk(3)			$382,836
	Minimum Share Ownership Requirement(4)			Met (1.3x)
	Independent			Yes

Paul Raymond, Québec, Canada	Age: 61	Director since: June 2011	Last year’s voting results: 99.35%

Paul Raymond is the President and Chief Executive Officer of Alithya since April 2012. He joined Alithya as its President and Chief Operating Officer in April 2011, a position he held until March 2012, and has been a member of the Board of Alithya since April 2011. Prior to joining Alithya, Mr. Raymond held several key senior management positions in a major information technology firm and served as an officer in the Canadian Armed Forces. During his career, he worked in Canada, the U.S. as well as in Europe. Mr. Raymond currently serves as director of the Institute of Corporate Directors, Québec chapter, and previously served as director and member of the Audit Committee of WSP Global Inc. and as director of the Chamber of Commerce of Metropolitan Montréal. Mr. Raymond received the 2020 Investissement Québec CEO of the Year Award from the Quebec Technology Association. He is a computer engineering graduate from the Royal Military College of Canada, and a member of the Institute of Corporate Directors. Mr. Raymond holds an interest in Alithya’s multiple voting shares (please refer to the section entitled “General Information – Additional Information — Principal Shareholders”).

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		6 of 6	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares			400,990
	Multiple Voting Shares			1,080,138
	Options to purchase Subordinate Voting Shares(7)			922,691
	Options to purchase Multiple Voting Shares(7)			200,000
	PSUs(8)			1,288,111
	RSUs(9)			936,074
	DSUs(2)			236,786
	Value at Risk(3)			$3,918,559
	Minimum Share Ownership Requirement(4)			Met (1.15)
	Independent			No(10)

ALITHYA | Nominees for Election to the Board  11

Ghyslain Rivard, Québec, Canada	Age: 65	Director since: April 1992		Last year’s voting results: 95.61%

Ghyslain Rivard is a corporate director. He founded Alithya and acted as its President and Chief Executive Officer from its constitution in April 1992 until his retirement from all employment roles in 2012, after more than 35 years in the IT and business services sectors. He currently serves as an independent director on the Board of Alithya and has no employment or consulting arrangements, nor is he a party to a related party transaction with Alithya. He also currently serves as Chair of the Board of Inogeni Inc., a private company. He previously served as Chair of the Board of Progitek Dev Inc., another private company. Mr. Rivard holds a Bachelor’s degree in Computer Science and Mathematics from Sherbrooke University and is a member of the Institute of Corporate Directors. Mr. Rivard holds an interest in Alithya’s multiple voting shares (please refer to the section entitled “General Information – Additional Information — Principal Shareholders”).

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		6 of 6	100%
	Corporate Governance and Nominating Committee		4 of 4	100%
	Human Capital and Compensation Committee		5 of 5	100%
	SECURITIES HELD OR CONTROLLED
	Multiple Voting Shares			4,412,000
	DSUs(2)			127,005
	Value at Risk(3)			$10,485,102
	Minimum Share Ownership Requirement(4)			Met (49.9x)
	Independent			Yes

C. Lee Thomas, Ohio, USA	Age: 71	Director since: November 2018		Last year’s voting results: 99.74%

C. Lee Thomas is a corporate director and the Chair of the Board of Trustees at Baldwin Wallace University. Before becoming a corporate director, Mr. Thomas held various roles with Ernst & Young LLP from 1976 to June 2014, including Managing Partner of its Cleveland office, Leader of its Northeast Ohio Market Segment, and global client serving audit partner. Mr. Thomas currently acts as a financial consultant for Regional Brands Inc. He previously served as director and Chair of the Audit Committee of Technical Consumer Products International. Mr. Thomas is a Certified Public Accountant (CPA) and holds a bachelor’s degree in accounting from Baldwin Wallace University. He is also a member of the Institute of Corporate Directors.

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		6 of 6	100%
	Audit and Risk Management Committee		4 of 4	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares			51,000
	DSUs(2)			166,476
	Value at Risk(3)			$502,370
	Minimum Share Ownership Requirement(4)			Met (2.8x)
	Independent			Yes

Pierre Turcotte, Québec, Canada	Age: 66	Director since: June 2011		Last year’s voting results: 96.99%

Pierre Turcotte is a corporate director and the Chair of the Board of Alithya. Prior to joining Alithya in 2011, he served as Senior Vice President and General Manager of a major information technology firm in Canada, the U.S. and Europe for more than 27 years and as President and Chief Executive Officer and Chair of the Board of ReadBooks Technologies SAS. Mr. Turcotte currently serves as Chair of Trustees of the Pointe-à-Callières Foundation, as Vice-Chair of the Board of Trustees and Chair of the Human Resources Committee of the Pointe-à-Callière, Montreal Museum of Archeology and History, and as director of the Théâtre du Nouveau Monde. Previously, he was also an independent member of McGill University’s Board of Governors’ IT Committee and served as director of Poudre Noire Inc. and Xpertdoc Technologies Inc. Mr. Turcotte holds a Bachelor’s degree in Computer Science and Mathematics from Laval University and is a member of the Institute of Corporate Directors. Mr. Turcotte holds an interest in Alithya’s multiple voting shares (please refer to the section entitled “General Information – Additional Information — Principal Shareholders”).

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		6 of 6	100%
	Corporate Governance and Nominating Committee (Chair)		4 of 5	80%
	Human Capital and Compensation Committee		5 of 5	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares			320,700
	Multiple Voting Shares			1,834,742
	DSUs(2)			299,400
	Value at Risk(3)			$5,670,685
	Minimum Share Ownership Requirement(4)			Met (19.4x)
	Independent			Yes

(1)	For an overview of Board and committee meetings attendance by all directors, please refer to the section entitled “Board and Committee Attendance”.
(2)

DSUs held by directors, other than Paul Raymond, are issued under Alithya’s Long Term Incentive Plan (“LTIP”). DSUs held by Paul Raymond are issued under Alithya’s Share Unit Plan (“SUP”). For a summary of the material terms of the LTIP, please refer to Schedule A of this Information Circular. For additional information regarding grants of DSUs to directors, please refer to the section entitled “Director Compensation — Structure of Compensation — Long Term Incentive Plan – DSUs”. For additional information regarding grants of DSUs to Paul Raymond, please refer to the section entitled “Compensation Discussion and Analysis – Executive Compensation Framework – Executive Compensation Description – Short-Term Incentives (Annual Bonuses)”.

(3)

The Value at Risk represents the total value of Shares and vested equity grants (such as DSUs, PSUs and RSUs). It is based on the closing price of the subordinate voting shares on the TSX on July 14, 2025 ($2.31). Options are not taken into account in the Value at Risk and the minimum share ownership requirement.

(4)

All directors, except Paul Raymond, are subject to the minimum share ownership requirement applicable to directors, as detailed in the section entitled “Director Compensation – Director Share Ownership Requirement”. For information regarding the minimum share ownership requirement applicable to Mr. Raymond, please refer to the section entitled “Compensation Discussion and Analysis – Executive Compensation Framework – Executive Compensation Approach – Executive Share Ownership Requirement”.

ALITHYA | Nominees for Election to the Board  12

(5)

André Brosseau is being proposed as Nominee Director in accordance with the terms of the Investor Rights Agreement entered into by the Company and Quebecor on April 1, 2021, pursuant to which the Company shall propose for election a candidate designated by Quebecor until Quebecor ceases to beneficially own at least 10% of the issued and outstanding subordinate voting shares of the Company.

(6)

Ines Gbegan is being proposed as Nominee Director in accordance with the terms of the Investor Rights Agreement entered into by the Company and Beneva on April 1, 2021, pursuant to which the Company shall propose for election a candidate designated by Beneva until Beneva ceases to beneficially own at least 10% of the issued and outstanding subordinate voting shares of the Company.

(7)

Options to purchase Class A shares are governed by the LTIP and options to purchase multiple voting shares, which are options that were originally granted by the Company before it went public (“Pre-IPO Alithya”), are governed by the Pre-IPO Alithya 2011 Stock Option Plan. For more details regarding options, please refer to the section entitled “Compensation Discussion and Analysis –

Executive Compensation Framework – Long Term Incentives” and the summary of the material terms of the LTIP included in Schedule A.
(8)

Paul Raymond holds PSUs issued under the LTIP and the SUP, all of which shall be settled in subordinate voting shares or cash, at the Company’s option. For more details on PSUs, please refer to the section entitled “Compensation Discussion and Analysis – Executive Compensation Framework – Long Term Incentives” and, for PSUs issued under the LTIP, the summary of the material terms of the LTIP included in Schedule A.

(9)

RSUs are issued under the SUP and shall be settled in subordinate voting shares or cash, at the Company’s option. For more details on RSUs, please refer to the section entitled “Compensation Discussion and Analysis – Executive Compensation Framework – Long Term Incentives”.

(10)	Paul Raymond is considered non-independent as he is the President and Chief Executive Officer of the Company.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company and based upon information provided to it by the Company’s Nominee Directors, no Nominee Director (including any personal holding company), is or has been, in the last ten years, a director, chief executive officer or chief financial officer of a company (including Alithya) that: (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days while the director or executive officer was acting in that capacity; or (b) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to act in that capacity, but which resulted from an event that occurred while the director or executive officer was acting in that capacity.

Other than as disclosed below, to the knowledge of the Company and based upon information provided to it by the Company’s Nominee Directors, no Nominee Director (including any personal holding company): (a) is, or has been in the last ten years, a director or executive officer of a company (including Alithya) that, while that Nominee Director was acting in that capacity, or within a year of that Nominee Director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, in the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets. Ghyslain Rivard was a director of Facilis Inc. (“Facilis”) from November 1, 2021 to March 8, 2023. On March 8, 2023, Facilis initiated bankruptcy proceedings and a trustee was appointed to hold its assets.

To the knowledge of the Company and based upon information provided to it by the Company’s directors, no Nominee Director (including any personal holding company) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Nominee Director.

BOARD AND COMMITTEE ATTENDANCE

The following table indicates the attendance of the current directors of the Company at regularly scheduled Board and committee meetings for fiscal 2025.

NAME OF DIRECTOR	BOARD		AUDIT AND RISK MANAGEMENT COMMITTEE		CORPORATE GOVERNANCE AND NOMINATING COMMITTEE		HUMAN CAPITAL AND COMPENSATION COMMITTEE		OVERALL ATTENDANCE

Dana Ades-Landy	6 of 6	100%	4 of 4	100%	-	-	-	-	10 of 10	100%

André Brosseau	5 of 6	83%	-	-	-	-	-	-	5 of 6	83%

Robert Comeau(1)	6 of 6	100%	4 of 4	100%	-	-	-	-	10 of 10	100%

Ines Gbegan	6 of 6	100%	-	-	-	-	-	-	6 of 6	100%

Lucie Martel	6 of 6	100%	-	-	5 of 5	100%	4 of 5	80%	15 of 16	94%

Paul Raymond	6 of 6	100%	-	-	-	-	-	-	6 of 6	100%

Ghyslain Rivard	6 of 6	100%	-	-	5 of 5	100%	5 of 5	100%	16 of 16	100%

C. Lee Thomas	6 of 6	100%	4 of 4	100%	-	-	-	-	10 of 10	100%

Pierre Turcotte	6 of 6	100%	-	-	4 of 5	80%	5 of 5	100%	15 of 16	94%

		98%		100%		93%		93%		97%

(1)	Robert Comeau is not standing for re-election and will retire as a director on September 10, 2025.

ALITHYA | Nominees for Election to the Board  13

BOARD SKILLS MATRIX

The following table identifies the competencies of each Nominee Director, together with their gender, age, geographical representation, and tenure at Alithya.

ALITHYA | Nominees for Election to the Board  14

Director Compensation

The compensation program of the Board is designed to align the interests of directors with the long-term interests of the Company’s shareholders and aims at providing fair, reasonable and competitive total compensation required to attract and retain experienced and competent directors.

To assist in determining the appropriate compensation for members of the Board, the Human Capital and Compensation Committee (the “Compensation Committee”) reviews competitive practices from time to time with the assistance of independent compensation consultants as discussed in the section entitled “Compensation Discussion and Analysis – Executive Compensation Framework – Compensation Review Process – Compensation Consultant”.

For fiscal 2025, the Compensation Committee, retained the services of Willis Towers Watson (“WTW”), as compensation consultant, to conduct a review of the Board’s compensation to assess the competitiveness of its compensation policy, including a review of its comparator group.

Following such review process, a new comparator group was selected to be used for the review of director compensation for fiscal 2025 and the Compensation Committee recommended, and the Board approved, changes effective for the fiscal year ending March 31, 2025 (“fiscal 2025”). The changes principally aimed at progressively adjusting the directors’ total compensation with the median of the new comparator group over the next three years, from fiscal 2025 to 2027, to ensure compensation competitiveness.

For an overview of the Company’s structure of compensation and Board retainers as well as a list of the companies comprised in the comparator group, please refer to the section entitled “Structure of Compensation” below.

Any director who is also an employee of the Company or of any of its affiliates does not receive any compensation as a director. As such, this section excludes the compensation earned by Paul Raymond who is also the President and Chief Executive Officer of the Company. For information regarding the compensation of Mr. Raymond, please refer to the section entitled “Compensation Discussion and Analysis – Executive Compensation Framework – Compensation of the NEOs”.

STRUCTURE OF COMPENSATION

The compensation of the directors is structured as an all-inclusive annual retainer payable in cash (“Cash-Based Component”) and in share-based awards in the form of deferred share units (“DSUs”) (“Share-Based Component”). The Cash-Based Component varies based on role(s) held by the directors on the Board (e.g. chairing the Board or a committee and/or being a committee member), while the Share-Based Component is fixed. For fiscal 2025, the Share-Based Component was increased from $50,000 to $60,000 for all directors, except the Chair of the Board whose Share-Based Component was increased from $90,000 to $100,000. The Cash-Based Component remained the same at $45,000 for all directors and $85,000 for the Chair of the Board. This flat-fee approach is consistent with compensation trends, adds predictability to compensation paid to directors, and is simpler to administer. Until a director has achieved his or her minimum share ownership requirement, 50% of his or her annual Cash-Based Component is paid in DSUs.

Directors are also reimbursed for reasonable travel and other out-of-pocket expenses incurred for attendance at Board and committee meetings.

Comparator Group

For fiscal 2025, the Compensation Committee selected a new comparator group which was used for the review of director compensation. Such comparator group is comprised of 26 companies: 12 Canadian companies and 14 U.S. companies; all publicly listed, with an operating business model similar to Alithya, operating in the IT consulting services or other services with an operating segment in IT consulting and services.

Based on the Company’s footprint and operations, the new comparator group is composed of the following companies:

CANADIAN COMPANIES	U.S. COMPANIES

Calian Group Limited	Box, Inc.

Converge Technology Solutions Corp.(1)	Grid Dynamics Holdings, Inc.

Docebo Inc.	Huron Consulting Group Inc.

Enghouse Systems Limited	Information Services Group, Inc.

Kinaxis Inc.	N-able, Inc.

Lightspeed Commerce Inc.	Perficient, Inc.(1)

Lumine Group Inc.	Qualys, Inc.

Nuvei Corporation(1)	RCM Technologies, Inc.

Quisitive Technology Solutions, Inc.(1)	Resources Connection, Inc.

Softchoice Corporation(1)	SolarWinds Corporation(1)

The Descartes Systems Group Inc.	TaskUs, Inc.(1)

Vecima Networks Inc.	The Hackett Group, Inc.

Upland Software, Inc.

Willdan Group, Inc.

(1)	Companies that have been privatized or are in the process of being privatized since the comparator group update for fiscal 2025.

Annual Retainer

The following table shows the Cash-Based Component and the Share-Based Component of the annual retainer of all directors for fiscal 2025:

DIRECTOR POSITION	ANNUAL RETAINER
	CASH-BASED COMPONENT(1)	SHARE-BASED COMPONENT

Chair of the Board	$85,000	$100,000

Director	$45,000	$60,000

Committee Chair	$35,000	-

Committee Member	$10,000	-

(1)

Directors may elect to receive all or part of the Cash-Based Component of their annual retainer either in cash, in DSUs or a combination of both. Until a director has achieved his or her minimum share ownership requirement, 50% of his or her annual Cash-Based Component is paid in DSUs.

ALITHYA | Director Compensation  15

Long Term Incentive Plan – DSUs

In addition to the Share-Based Component of their annual retainer, directors may, subject to the Director Share Ownership Requirement (as defined below), prior to the beginning of each calendar year, elect to receive all or part of the Cash-Based Component of their annual retainer either in cash, in DSUs issued pursuant to the Company’s Long Term Incentive Plan (the “LTIP”), or a combination of both.

DSUs are credited to each director’s account on the last day of each quarter and the number to be credited is calculated by dividing the dollar amount to be received in DSUs for such quarter by the closing price of the subordinate voting share on the TSX, on the last trading day immediately preceding the date of grant. Each DSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one subordinate voting share of the Company. Each director has an account where DSUs are credited and held until the director leaves the Board.

The issuance of DSUs to directors is considered a key component to enhance the Company’s ability to attract and retain talented individuals to serve as members of the Board, to promote alignment of interests between directors and the Company’s shareholders and to assist directors in fulfilling the Director Share Ownership Requirement.

Detailed information on the LTIP is included in Schedule A of this Information Circular.

DIRECTOR COMPENSATION TABLE

The table below shows the compensation earned by each individual who served as a non-executive director during fiscal 2025. The compensation of Paul Raymond, who is a director, but also the Company’s President and Chief Executive Officer, is discussed in the section entitled “Compensation Discussion and Analysis – Compensation of the NEOs – Summary Compensation Table”.

NAME OF DIRECTOR	CASH(1) ($)	SHARE-BASED AWARDS(2) ($)	ALL OTHER COMPENSATION ($)	TOTAL FEES EARNED ($)

Dana Ades-Landy	55,000	60,000	-	115,000

André P. Brosseau	45,000	60,000	-	105,000

Robert Comeau	80,000	60,000	-	140,000

Ines Gbegan	45,000	60,000	-	105,000

Lucie Martel	90,000	60,000	-	150,000

Ghyslain Rivard	65,000	60,000	-	125,000

C. Lee Thomas	55,000	60,000	-	115,000

Pierre Turcotte	85,000	100,000	-	185,000

(1)

This column shows the value of the retainer earned by the directors for fiscal 2025 and which was payable in cash. It does not, however, represent the directors’ compensation which was actually paid in cash as it includes the full Cash-Based Component of their annual retainer, while certain directors elected to receive a portion or all of the Cash-Based Component of their annual retainer in DSUs in addition to their fixed Share-Based Component. For fiscal 2025, Dana Ades-Landy, André P. Brosseau, Robert Comeau, Ines Gbegan and C. Lee Thomas elected to receive respectively 10%, 100%, 75%, 50% and 25% of their Cash-Based Component in DSUs; Pierre Turcotte elected to receive 70% of his Cash-Based Component in DSUs for the first three quarters of fiscal 2025 and 50% for the last quarter; and Lucie Martel and Ghyslain Rivard elected to receive 100% of their Cash-Based Component in cash.

(2)

This column shows the value of the retainer earned by the directors for fiscal 2025 and which was payable in DSUs. It, however, undervalues the directors’ compensation which was actually paid in DSUs, as it only includes the Share-Based Component of their annual retainer, while certain directors elected to receive a portion or all of the Cash-Based Component of their annual retainer in additional DSUs. Please refer to footnote 1 above for a list of which directors elected to receive a portion of the Cash-Based Component of their annual retainer in additional DSUs.

INCENTIVE PLAN AWARDS – OUTSTANDING AWARDS

The following table shows the market value as at March 31, 2025 of vested DSUs (share-based awards) held by each individual who served as a non-executive director during fiscal 2025. The Company’s directors do not hold, and did not receive any option-based awards in respect of their compensation for fiscal 2025.

NAME	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED(1) ($)

Dana Ades-Landy	-	242,854

André P. Brosseau	-	215,522

Robert Comeau	-	413,876

Ines Gbegan	-	80,098

Lucie Martel	-	270,312

Ghyslain Rivard	-	204,092

C. Lee Thomas	-	268,971

Pierre Turcotte	-	482,966

(1)

Shows the aggregate market value of DSUs held as at March 31, 2025 based on $1.71, the closing price of the subordinate voting shares on the TSX on March 31, 2025, the last trading day of fiscal 2025. All DSUs are fully vested at the time of grant.

ALITHYA | Director Compensation  16

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The table below shows the value of DSUs (share-based awards) held as at March 31, 2025 by each individual who served as a non-executive director during the fiscal year then ended and which vested during the fiscal year. Directors do not hold, and did not receive any option-based awards or non-equity incentives during fiscal 2025.

NAME	SHARE-BASED AWARDS - VALUE VESTED DURING THE YEAR ($)

Dana Ades-Landy	65,500

André P. Brosseau	105,000

Robert Comeau	120,000

Ines Gbegan	82,500

Lucie Martel	60,000

Ghyslain Rivard	60,000

C. Lee Thomas	73,750

Pierre Turcotte	155,250

DIRECTOR SHARE OWNERSHIP REQUIREMENT

The directors of the Company play a central role in enhancing shareholder value and are therefore required to acquire and maintain a certain level of ownership in the Company in accordance with the Company’s minimum share ownership requirement for directors (the “Director Share Ownership Requirement”). Such policy was adopted to better align the directors’ economic interests with those of shareholders. The Director Share Ownership Requirement is three times the Cash-Based Component of their annual retainer, regardless of whether it is paid in cash or in DSUs, which shall be reached within a five-year period starting on the later of July 1, 2021 and their election or appointment on the Board.

To assess the Director Share Ownership Requirement, Shares and vested equity grants such as DSUs are valued at the greater of (i) the price of the subordinate voting shares at the time those

Shares or DSUs were acquired and (ii) the market value of the Shares or DSUs using the average closing price of the subordinate voting shares on the TSX for the five trading days preceding the date on which the share ownership level is assessed.

Alithya securities held to comply with the Director Share Ownership Requirement shall not be, during the directors’ tenure, the object of specific monetization procedures or other hedging procedures to reduce the exposure related to their ownership.

Directors may elect to receive up to 100% of the Cash-Based Component of their annual retainer in DSUs. Until they meet the Director Share Ownership Requirement, directors are required to receive at least 50% of the Cash-Based Component of their annual retainer in DSUs.

Director Share Ownership Table

The following table provides information on the number and the value of Shares and DSUs owned by each non-executive Nominee Director as at July 14, 2025, and indicates whether they meet the Director Share Ownership Requirement.

DIRECTOR	NUMBER OF SHARES(1) OWNED, CONTROLLED OR DIRECTED	TOTAL VALUE OF SHARES(1)(2) ($)	NUMBER OF DSUs HELD	TOTAL VALUE OF DSUs(2) ($)	TOTAL NUMBER OF SHARES(1) OWNED, CONTROLLED OR DIRECTED AND DSUs	TOTAL VALUE OF SHARES(1) AND DSUs(2) ($)	MINIMUM SHARE OWNERSHIP VALUE REQUIRED(3)	DIRECTOR SHARE OWNERSHIP REQUIREMENT ASSESSMENT(4)

Dana Ades-Landy	12,725	29,395	150,285	347,158	163,010	376,553	180,000	✓

André P. Brosseau	350,000	808,500	138,791	320,607	488,791	1,129,107	150,000	✓

Ines Gbegan	-	-	57,045	131,774	57,045	131,774	150,000	On track

Lucie Martel	-	-	165,730	382,836	165,730	382,836	285,000	✓

Ghyslain Rivard	4,412,000	10,191,720	127,005	293,382	4,539,005	10,485,102	210,000	✓

C. Lee Thomas	51,000	117,810	166,476	384,560	217,476	502,370	180,000	✓

Pierre Turcotte	2,155,442	4,979,071	299,400	691,614	2,454,842	5,670,685	292,500	✓

(1)	Subordinate voting shares and/or multiple voting shares, as applicable.

(2)

Value based on $2.31, the closing price of the subordinate voting shares on the TSX on July 14, 2025. Although the Director Share Ownership Requirement assessment is calculated based on the total value of the greater of the price of the Shares and DSUs at the time they were acquired and the market value of the Shares and DSUs using the average closing price of the subordinate voting shares on the TSX for the five trading days preceding July 14, 2025 (which was $2.32), the above table shows the total value of Shares or DSUs owned based on the closing price of the subordinate voting shares on the TSX on July 14, 2025 (which was $2.31), solely to be consistent with the value at-risk disclosed in the section entitled “Nominees for Election to the Board”. Had we used the acquisition value or average closing price on the TSX for the five trading days preceding July 14, 2025, the Director Share Ownership Requirement assessment would have been the same.

(3)

The minimum Director Share Ownership Requirement value required is equal to three times the Cash-Based Component of the director’s annual retainer, regardless of whether it is paid in cash or DSUs. The value indicated takes into account the Nominee Directors’ Cash-Based Component as at July 14, 2025.

(4)

The minimum Director Share Ownership Requirement assessment is based on the total value of the greater of the price of the Shares or DSUs at the time they were acquired and the market value of the Shares or DSUs using the average closing price of the subordinate voting shares on the TSX for the five trading days preceding July 14, 2025 (which was $2.32).

ALITHYA | Director Compensation  17

Statement of Corporate Governance Practices

We believe our success relies on our reputation and the trust placed in our Company by our clients, employees, suppliers and others we interact with in our operations. Our commitment to specific core values such as respect, trust and integrity guide our actions and the way we operate responsibly and with integrity. As such, we are committed to adhering to high standards of corporate governance and designed our corporate governance practices consistent with this objective. The role, specific mandate and functioning rules of the Board and its committees are set forth in our corporate governance guidelines (“Corporate Governance Guidelines”) and their respective mandate adopted by the Board, which are available on our website at www.alithya.com. They are reviewed at least annually with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving best practices, changing circumstances and our needs.

As a Canadian reporting issuer whose subordinate voting shares are listed on the TSX and still registered with the U.S. Securities and Exchange Commission (“SEC”), our corporate governance practices comply with applicable rules adopted by the Canadian securities regulators (“CSA”), applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 and related rules of the SEC. While we are no longer subject to Nasdaq independence requirements, the company assesses the independence of its board members in light of Nasdaq requirements annually solely to be able to comply with certain disclosure requirements in its annual report filed with the SEC.

The Board is of the opinion that the Company’s corporate governance practices are well designed to assist the Company in achieving its principal corporate objective, which is the enhancement of shareholder value, and that its corporate governance practices meet the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines.

Here are a few highlights of our corporate governance practices as at July 14, 2025:

89% OF INDEPENDENT DIRECTORS	33 1⁄3% OF WOMEN AND ONE MEMBER OF OTHER DIVERSITY GROUPS ON THE BOARD	ANNUAL BOARD EVALUATION PROCESS	OVERBOARDING AND BOARD INTERLOCK POLICIES	MINIMUM OF 75% OF BOARD AND COMMITTEE ATTENDANCE AS RE-ELECTION ELIGIBILITY CRITERIA

BOARD OF DIRECTORS

Mandate of the Board

The Board has clearly delineated its role and the role of management. The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company, while management’s role is to conduct its day-to-day operations. The mandate of the Board, which is fulfilled directly or through one of its three committees, is to supervise the management of the business and affairs of the Company, and includes (i) the approval of strategic goals and objectives, (ii) the review of operations, disclosure and communication policies, (iii) the oversight of financial reporting, internal controls and risks, (iv) the review of corporate governance practices, (v) executive compensation and oversight, (vi) director nomination, compensation and assessment, and (vii) director orientation and education. Board committees’ recommendations are generally subject to Board approval. Meetings of the Board are held at least six times a year and as necessary.

The Board annually reviews the adequacy of its mandate. The text of the Board’s mandate is set out in Schedule B to this Information Circular.

Please refer to the section entitled “Strategic Oversight” for more details on the Board’s strategic oversight activities and to the section entitled “Risk Management” for more details on the Board’s oversight of risks.

Composition of the Board

BOARD SIZE

The Board is currently comprised of nine members, namely: Dana Ades-Landy, André P. Brosseau, Robert Comeau, Ines Gbegan, Lucie Martel, Paul Raymond, Ghyslain Rivard, C. Lee Thomas and Pierre Turcotte. Robert Comeau is not standing for re-election and will retire as a director on September 10, 2025. The Board has fixed at eight the number of directors to be elected at the Meeting, a size the Board considers both adequate in consideration of the Company’s size and functional to maintain an efficient Board. All Nominee Directors are currently members of the Board and were elected at the last annual meeting of shareholders.

INDEPENDENCE OF DIRECTORS

In determining whether a director is independent, the Board applies the standards developed by Canadian laws and regulations, considering all relevant facts.

87.5% of the Nominee Directors are independent. Except for Paul Raymond, who is the Company’s President and Chief Executive Officer, the Board determined that the seven other Nominee Directors are independent. In particular, except for Mr. Raymond, the Board noted that none of the Nominee Directors has been employed by Alithya for at least 10 years, nor is any of them a party to any related party transaction with Alithya.

ALITHYA | Statement of Corporate Governance Practices  18

INDEPENDENT	NON-INDEPENDENT

Dana Ades-Landy André P. Brosseau Ines Gbegan Lucie Martel Ghyslain Rivard C. Lee Thomas Pierre Turcotte	Paul Raymond(1)

(1)	Mr. Raymond is the President and Chief Executive Officer of the Company.

In-Camera Meetings

The Board holds an in-camera meeting of the non-executive directors and an in-camera meeting of the independent directors at every regular meeting of the Board. During the fiscal year ended March 31, 2025 (“fiscal 2025”), in-camera meetings of the non-executive and independent directors were held after each regular meeting.

DIRECTORSHIPS OF OTHER ISSUERS AND BOARD INTERLOCKS

As indicated in our Corporate Governance Guidelines, the Company recognizes that the Board can benefit from a director also serving on the board of other issuers, so long as such service does not conflict with the Company’s interests or affect the director’s ability to serve as a director of the Board (i.e. overboarding). Accordingly, no director shall serve as a director, officer or employee of one of the Company’s competitors. Also, each non-executive director is expected to hold no more than four directorships with other publicly listed issuers, and each executive director is expected to hold no more than two such directorships. In addition, members of the Audit Committee (as defined hereinafter) may not serve on the audit committee of more than two other publicly listed issuers, unless the Board has first determined that such simultaneous service would not impair the ability of the applicable director to serve on the Audit Committee.

A director wishing to join any other board of directors, whether of a private or public corporation, must also first request permission of the Chair of the Board so that an appropriate review can be undertaken to ensure that there is no potential conflict or any other legal or business concerns.

As at July 14, 2025, certain Nominee Directors were directors of other publicly listed issuers, as outlined in the following table:

NAME	PUBLIC ENTITY	COMMITTEES
Dana Ades-Landy	Sagen MI Canada Inc. (TSX)	Member of the Audit Committee

André P. Brosseau	Quebecor Inc. (TSX)	-

Lucie Martel	Fiera Capital Corporation (TSX)	Chair of the Human Resources Committee

The Company’s Corporate Governance Guidelines further provide that there may not be more than two board interlocks at any given time. A board interlock is considered to occur when two of the Company’s directors serve together on the board of another public company or investment company. The Governance Committee (as defined hereinafter) and the Board also evaluate interlocks between directors and executive officers and their close family members through an annual questionnaire. As of July 14, 2025, there were no board interlocks. The Governance Committee also reviews external board and committee memberships of all directors at least annually.

POSITION DESCRIPTIONS

The Board has developed written position descriptions for the Chair of the Board, lead director (as applicable) and President and Chief Executive Officer, the complete text of which can be found on the Company’s website at www.alithya.com. Summaries of the foregoing position descriptions are included below. The position descriptions of the Chair of the Board and lead director (as applicable) are reviewed annually by the Governance Committee, and the position description of the President and Chief Executive Officer is reviewed annually by the Compensation Committee (as defined hereinafter). They are updated as required.

Chair of the Board

The Company’s Board is led by a non-executive Chair, who, as per our Corporate Governance Guidelines, must be appointed by the Board upon the recommendation of the Governance Committee. The prime responsibility of the Chair of the Board is to provide leadership to the Board and enhance Board effectiveness. As such, the Chair of the Board prepares and presides Board meetings and ensures the efficient conduct of the Board’s work. In fulfilling his responsibilities, the Chair of the Board acts as a liaison between the Board and management and takes steps to foster the Board’s understanding of its responsibilities and boundaries with management. The Chair of the Board also oversees the responsibilities delegated to Board committees. Pierre Turcotte is the current Chair of the Board.

Lead Director

The Board previously established the role of an independent lead director to support the Chair of the Board in evaluating and improving the Board’s effectiveness every year. This position was established when the Chair of the Board was not independent, but even after the Chair of the Board became independent, the lead director role continued as it enhanced the Board discussions and operations. Now, since Robert Comeau will not be standing for re-election and will retire as a director on September 10, 2025, the Board has decided to discontinue the lead director position. The Chair of the Board, along with existing governance structures, will take over the responsibilities previously held by the lead director.

President and Chief Executive Officer

The President and Chief Executive Officer is responsible for leading the growth and success of the Company. In fulfilling his responsibilities, the President and Chief Executive Officer develops the Company’s strategic plan, considering emerging opportunities and risks and with a view to the Company’s sustained profitable growth and long-term value creation and oversees the implementation of such plan once approved by the Board. The President and Chief Executive Officer ensures that the Company achieves and maintains a satisfactory level of competitiveness both through organic growth, by strengthening existing client partnerships and fostering new relationships, and through strategic acquisitions. Paul Raymond is the current President and Chief Executive Officer. He reports to the Company’s Board.

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Committees’ Mandates and Membership

The Board has established three committees to assist it in fulfilling its mandate: the Audit and Risk Management Committee (the “Audit Committee”), the Corporate Governance and Nominating Committee (the “Governance Committee”) and the Human Capital and Compensation Committee (the “Compensation Committee”). Each committee reports to the Board. The role and responsibilities of committee Chairs and the mandate of the committees are described below.

ROLE AND RESPONSIBILITIES OF COMMITTEE CHAIRS

The text of the mandates of the Audit Committee, the Governance Committee and the Compensation Committee, which can be found on the Company’s website at www.alithya.com, each contain a description of the position of the Chairs. The prime responsibility of committee Chairs is to be responsible for the leadership of the committee assignments, including preparing the agenda, presiding over the meetings, making committee assignments, and reporting to the Board following meetings of the committee on matters considered by the committee, its activities and compliance with its mandate. Robert Comeau is the Chair of the Audit Committee, Pierre Turcotte is the Chair of the Governance Committee and Lucie Martel is the Chair of the Compensation Committee. As Robert Comeau is not standing for re-election and will retire as a director on September 10, 2025, the Board has approved appointing C. Lee Thomas as Chair of the Audit Committee, effective on that date.

The following is a summary of the mandate of each committee of the Board. Each committee annually reviews the adequacy of its mandate.

AUDIT AND RISK MANAGEMENT COMMITTEE

The primary mandate of the Audit Committee is to review the financial statements of the Company and public disclosure documents containing financial information and to report on such review to the Board, to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure documents that contain financial information, to oversee the work and review the independence of the external auditor, and to oversee the Company’s internal control over financial reporting. The Audit Committee is also responsible for ensuring that appropriate risk management processes are in place across the Company, including for the management of IT systems and infrastructure and security and cybersecurity risks. In performing its duties and exercising its powers, the Audit Committee considers and addresses the risks related to the establishment, maintenance and implementation of disclosure controls and procedures and internal control over financial reporting and the risks related to security that would reasonably be expected to have a material effect on the Company. With regard to security, the Audit Committee receives periodic updates from the Company’s Chief Information Security Officer in order to review and monitor (i) management’s practices and policies with respect to the Company’s major security risks, including physical and cyber risks, and control thereof, in accordance with applicable legal and regulatory requirements, (ii) security trends that may impact the Company’s operations and business and its evolving environment, (iii) contingency plans in the event of a security threat or breach, and (iv) initiatives in terms of development and implementation of appropriate communications and training. The Audit Committee then reports to the Board on the Company’s compliance with such practices and policies and progress in remedying any identified significant deficiencies, if any. Updates by the Chief Information Security Officer allow the Audit Committee to better understand cybersecurity risks and controls, identified or potential security breaches, if any, and Company initiatives and mitigation measures, and keep its members informed of new threats, trends and evolving risks. The Chief Information Security Officer also addresses the Board directly on such topics from time to time. Please refer to Appendix A of the Company’s Annual Information Form (“AIF”) for the text of the Audit Committee’s charter. The AIF is available on the Company’s website at www.alithya.com and on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. The charter of the Audit Committee is also available on the Company’s website at www.alithya.com.

The membership of the Audit Committee is as follows:

MEMBERSHIP	INDEPENDENT
Robert Comeau (Chair)(1)	✓
Dana Ades-Landy	✓
C. Lee Thomas(1)	✓

(1)

Robert Comeau is not standing for re-election and will retire as a director on September 10, 2025. The Board has approved appointing (i) C. Lee Thomas as Chair of the Audit Committee and (ii) Ines Gbegan as member of the Audit Committee, effective on that date.

Below details the main qualifications of the members of the Audit Committee as of July 14, 2025 and September 10, 2025 to effectively contribute to the Audit Committee:

•

Robert Comeau brings significant financial expertise to the Audit Committee. He served as Chief Financial Officer of both public and private companies from 2005 to 2015 and acted as Chair of the Audit Committee of H2O Innovation Inc. from 2017 to 2021. Mr. Comeau holds a Bachelor’s degree in Accounting from HEC Montreal and was a Chartered Professional Accountant (CPA) until 2021.

•

C. Lee Thomas brings substantial financial expertise to the Audit Committee. Over his distinguished career at Ernst & Young LLP from 1976 to 2014, he held several key positions, including Managing Partner of the Cleveland office, Leader of the Northeast Ohio Market Segment, and global serving audit partner. Currently, Mr. Thomas is Chair of the Board of Trustees at Baldwin Wallace University and as financial consultant for Regional Brands Inc. He has also previously served as director and Chair of the Audit Committee at Technical Consumer Products International. Mr. Thomas holds a Bachelor’s degree in Accounting from Baldwin Wallace University and is a Certified Public Accountant (CPA).

•

Dana Ades-Landy has extensive financial expertise. With more than 25 years of experience as an executive in the banking industry, including executive leadership positions at Scotiabank, Laurentian Bank and National Bank of Canada, she currently works in the Special Loans Group of National Bank of Canada which she had run for over seven years in her previous time at this institution. Ms. Ades-Landy also serves as director and member of the Audit Committee of First Lion Holdings Inc. and Sagen MI Canada Inc. since 2018 and 2021, respectively. She previously acted as Chair of First Lion Holdings Inc. until 2022 and

ALITHYA | Statement of Corporate Governance Practices  20

director and Chair of the Audit Committee of the Canada Mortgage and Housing Corporation from 2017 to 2020. Ms. Ades-Landy holds a Master of Business Administration in Finance and Accounting from Concordia University.

•

Ines Gbegan will add valuable financial expertise to the Audit Committee. With more than 15 years of experience as chartered accountant, she specialized in audits, corporate accounting, and financial reporting. Ms. Gbegan has held senior accounting positions at Transdev Canada Inc., Enerkem Inc., and PwC, and currently serves as Vice President, Finance at Biron Health Group Inc. She also spent more than five years teaching accounting at HEC Montréal. In 2022, she was honoured as an “Aces of Finance” recipient by Financial Executives International Canada, recognizing her leadership in financial management. Ms. Gbegan holds a Bachelor’s degree in Accounting and Finance, a specialized graduate diploma in public accounting and a Master’s degree in Professional Accounting, and is a Chartered Professional Accountant (CPA).

The mandate of the Audit Committee provides that it must be composed of a minimum of three members, all of whom shall be independent within the meaning of applicable Canadian. The Board has determined that all members of the Audit Committee, as at July 14, 2025 and September 10, 2025, meet the independence requirements under NI 58-101.

No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company.

Only Dana Ades-Landy, who is a member the Audit Committee of Sagen MI Canada Inc., serves on the Audit Committee of another public company.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The primary mandate of the Governance Committee is to oversee the Company’s approach to corporate governance issues, to recommend to the Board corporate governance practices consistent with the Company’s commitment to high standards of corporate governance and to address potential risks related to corporate governance matters. The Governance Committee is, among others, responsible for assessing at least annually the performance and effectiveness of the Board and committees to ensure that they are fulfilling their respective responsibilities and duties efficiently. The Governance Committee is also responsible for identifying, and recommending to the Board, potential director candidates who possess the qualifications and skills to fulfill the Board responsibilities and for oversight over the Company’s corporate sustainability initiatives and strategy. Please refer to the section entitled “Corporate Sustainability Matters” for more details on the Board’s oversight over corporate sustainability.

The membership of the Governance Committee is as follows:

MEMBERSHIP	INDEPENDENT
Pierre Turcotte (Chair)	✓
Lucie Martel	✓
Ghyslain Rivard	✓

Below are details of committee members’ career highlights that make them qualified and effective corporate governance decision-makers:

•

Pierre Turcotte has extensive managerial and directorship experience within both private and public companies and not-for-profit organizations. He was also a director at the time the Company went public and underwent its corporate governance transformation to comply with all rules applicable to public companies. Mr. Turcotte is a member of the Institute of Corporate Directors.

•

Ghyslain Rivard has more than 35 years of experience in the IT and business services sector and is the founder of the Company. As such, he has at heart the long-term sustainability of the Company leveraging the highest ethical and governance standards in the IT industry. Like Pierre Turcotte, he was also a director at the time the Company went public, and is also a member of the Institute of Corporate Directors.

•

Lucie Martel has more than 30 years of experience in strategic management of human resources and labour relations and more than 10 years of experience with a public company, Intact Financial Corporation, where she was Senior Vice President and Chief Human Resources Officer from 2011 until her retirement in 2021. She brings valuable insight on key governance topics of interest to public companies and which are tightly intertwined with human capital and compensation matters. She is also a director of Fiera Capital Corporation. She holds a Bachelor’s degree in Industrial Relations from Université de Montréal and is a member of the Institute of Corporate Directors.

The mandate of the Governance Committee provides that it must be composed of at least three members, a majority of whom shall be independent within the meaning of applicable Canadian. The Board has determined that all three members of the Governance Committee meet the independence requirements under NI 58-101.

HUMAN CAPITAL AND COMPENSATION COMMITTEE

The primary mandate of the Compensation Committee is to approve, and recommend to the Board, compensation programs for the Company’s executive officers, members of senior management and the directors. The Compensation Committee is responsible for, among other things, reviewing the compensation structure of the Company’s executive officers and members of senior management, establishing and reviewing the employment agreements of the members of the Executive Committee, recommending to the Board compensation policies and processes, as well as, where applicable, amendments to current incentive compensation and equity compensation plans or the adoption of new plans, in order to retain senior management employees with the skills and expertise needed to enable Alithya to achieve its goals and strategies at a fair and competitive compensation. The Compensation Committee reviews, and recommends to the Board, target performance measures respecting incentive compensation payable to members of the Executive Committee of the Company as well as compensation to be paid out. It is responsible for overseeing the transparency of compensation through the disclosure of various compensatory elements, including the overall disclosure of arrangements, pay-for-performance and use of compensation consultants. It is also responsible for the oversight of internal controls in executive compensation process and the identification and development of talent to ensure that Alithya

ALITHYA | Statement of Corporate Governance Practices  21

identifies and adequately prepares potential successors at the executive and senior management levels.

MEMBERSHIP	INDEPENDENT
Lucie Martel (Chair)	✓
Ghyslain Rivard	✓
Pierre Turcotte	✓

Below are details of committee members’ career highlights that make them qualified and effective human capital and compensation decision-makers:

•

Lucie Martel has more than 30 years of experience in strategic management of human resources and labour relations acquired at Intact Financial Corporation where she was Senior Vice President and Chief Human Resources Officer from 2011 until her retirement in 2021, as well as previously at AXA Canada, Laurentian Bank, Direct Film and Uniroyal. She is also a director and the Chair of the Human Resources Committee of Fiera Capital Corporation and previously served as director and Chair of the Human Resources Committee of the Montréal Heart Institute Foundation and the Société des Alcools du Québec. Ms. Martel holds a Bachelor’s degree in Industrial Relations from Université de Montréal.

•

Ghyslain Rivard has more than 35 years of experience in the IT and business services sector and is the founder and former President and Chief Executive Officer of the Company. As such, and although the compensation practices of the company have significantly evolved, he has in-depth knowledge of human capital considerations in the day-to-day operations of the Company, as well as extensive historical knowledge about the Company.

•	Pierre Turcotte has extensive managerial and directorship experience within both private, public and not-for-profit companies.

The mandate of the Compensation Committee provides that it must be composed of at least three members, a majority of whom shall be independent within the meaning of applicable Canadian. The Board has determined that all three members of the Compensation Committee meet the independence requirements under NI 58-101.

Board Renewal

BOARD TENURE AND TERM LIMITS

It is the Board’s view that imposing fixed term limits for directors is not in the best interest of the Company, as such a policy would have the effect of forcing off directors who would have developed, over a period of service, key insight into the Company and who, therefore, could be expected to provide a valuable contribution to the Board. At the same time, the Board recognizes the value of some turnover in Board memberships to provide ongoing input of fresh ideas and views. The Governance Committee annually reviews the composition of the Board and, where appropriate, recommends changes to its composition.

RETIREMENT FROM THE BOARD

Notwithstanding the foregoing view regarding Board tenure and term limits, the Board has adopted in its Corporate Governance Guidelines a mandatory retirement age for directors. As such, a director shall not, unless otherwise determined by the Board, at its discretion, be appointed or nominated for election as a director once that person has reached 75 years of age.

BOARD ASSESSMENT

The Governance Committee is responsible for assessing the overall performance and effectiveness of the Board, committees and individual directors. The objective of the assessment is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. The annual Board assessment process is conducted very thoroughly following these four steps:

(1)	Upon the departure of the current lead director, these responsibilities will be performed by the Chair of the Board.

•

First, the Governance Committee approves a confidential comprehensive Board evaluation questionnaire to solicit feedback from all the directors on the operation and effectiveness of the Board and its committees, the Chair of the Board and the committees, as well as their individual performance. The questionnaire includes questions regarding matters such as the Board structure and efficiency, the Board’s relationship with management, the adequacy of information provided to directors and agenda planning for Board and committee meetings. Once approved, the questionnaire is launched through the Office of the Corporate Secretary and completed by each of the directors.

•

Second, once all evaluation questionnaires are submitted, the responses are analyzed by the Chair of the Board or lead director, as applicable, who then holds confidential one-on-one conversations with each director.

•

Third, the Chair of the Board or lead director, as applicable, reports the results to the Governance Committee and the Board, as well as identified areas of improvements to enhance the performance of the Board and of the committees.

•	Lastly, the Board reviews and discusses the Chair of the Board’s or lead director’s report, as applicable, and approves an action plan, where relevant.

Nomination to the Board

NOMINATION PROCESS

When identifying potential director candidates, the Governance Committee and the Board Chair (who is also the Chair of the Governance Committee) focus on expanding and completing the Board’s overall knowledge, expertise and diversity, while maintaining a size that allows efficient functioning. Board renewal and succession planning is an item in the work program of the Governance Committee and is subject to regular discussions. In proposing a list of director candidates, the Board

ALITHYA | Statement of Corporate Governance Practices  22

is guided by the process described in the Company’s Corporate Governance Guidelines.

The nomination process is as follows:

NOVEMBER

The Governance Committee reviews and discusses the following items in connection with the composition of the Board and its committees:

-   the size of the Board and any considerations to increase or decrease it while aiming at maintaining a size that allows efficient functioning;

-   the voting results for the election of the directors at the last annual meeting of shareholders;

-   the Board skills matrix, with a focus on expanding and enhancing the Board’s overall knowledge, business expertise and industry experience, as well as set diversity targets to achieve and maintain, while giving careful consideration to each director’s record of attendance, independence status, financial acumen, business judgment, board dynamics, other diversity criteria (including age with regards to the Company’s retirement policy set forth in the Corporate Governance Guidelines) and their most recent director performance self-assessment; and

-   the potential need to retain a director search firm to assist in identifying director candidates that meet the Board’s objectives, where deemed necessary.

NOVEMBER – JUNE

If applicable, the members of the Governance Committee, together with the Board Chair, identify potential director candidates to fill any vacancy or need on the Board and submit their proposed candidates to the Chair of the Governance Committee.

If applicable, the Governance Committee Chair presents a list of potential candidates to the Governance Committee and selects one or more candidates to be approached by the Board Chair and the President and Chief Executive Officer.

If applicable, the Board Chair, together with the President and Chief Executive Officer, meet with and interview each candidate to assess the candidate’s fit with the Board and his or her interest and willingness to serve on the Board, potential conflicts of interest, and ability to devote sufficient time and energy to the Board.

JUNE – JULY

The Board Chair, together with the President and Chief Executive Officer, propose to the Governance Committee the director candidate(s) to be proposed as nominee(s) for election to the Board at the next annual meeting of shareholders, the Governance Committee approves their nomination, and the Governance Committee Chair reports the same to the Board.

The management proxy circular containing the nominees for election to the Board is proposed and approved by the Board.
SEPTEMBER

The nominees to the Board are presented for election to the shareholders at the annual meeting of shareholders and each nominee is elected to serve as a director on the Board upon receiving a majority of votes in their favour.

As part of the process, the Board Chair, in consultation with the Governance Committee, has developed a skills matrix based on types of business expertise and industry experience and diversity criteria, which aims at identifying gaps to be addressed in the director nomination process. Such process ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board.

For an overview of the competencies of each Nominee Director, together with their gender, age, geographical representation, Board tenure and underrepresented group they self-identify themselves to, where applicable, please refer to the Board Skills Matrix presented in the section entitled “Nominees for Election to the Board – Board Skills Matrix”. The Governance Committee reviews at least annually its skills matrix with the Board Chair with a view to (i) ensuring that the Board’s overall expertise and experience remain diversified, (ii) ensuring that the matrix itself remains accurate and relevant to the evolving needs of the Company, and (iii) filling any gaps so that the needs of the Board are met.

IDENTIFICATION OF POTENTIAL DIRECTOR CANDIDATES

The Governance Committee has the mandate to identify and recruit qualified director candidates and to make recommendations to the Board for their nomination for election or appointment. The Chair of the Board and the President and Chief Executive Officer are consulted and have input throughout the selection process. The Board, however, retains the ultimate responsibility for giving its approval for its composition and size and the selection of candidates nominated for election or appointed as directors. An invitation to stand as a nominee director is made to a candidate by the Board through the Board Chair.

The Governance Committee is mandated to review annually the competencies, skills and personal qualities applicable to candidates to be considered for nomination to the Board. The objective of this review is to maintain the composition of the Board in a way that provides, in the judgment of the Board, an appropriate variety of skills and experience to overview the overall stewardship of the Company. Results of the Board assessment are taken into consideration when assessing the Board composition. For more details on such assessment, please refer to the section entitled “Board Renewal – Board Assessment”.

NOMINATION OF DIRECTORS FOR RE-ELECTION

Alithya’s Corporate Governance Guidelines provide that each director must have a combined attendance rate of 75% or more at Board and committee meetings to stand for re-election, unless exceptional circumstances arise such as illness, death in the family or other like circumstances, failing which such director must tender a written offer to resign. As of July 14, 2025, all Nominee Directors met such condition.

DIVERSITY

In an increasingly complex global market, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Company’s success. Further, diversity helps to ensure that a wide variety of different perspectives are brought to bear on issues, while enhancing the likelihood that proposed solutions will be nuanced, inclusive and comprehensive.

The Company believes that diversity at the Board, executive officer and senior management levels (and at all levels within the Company) can provide a number of potential benefits, including:

•	access to a significant part of a potentially relevant talent pool that can contribute to and lead in a variety of technical and other functional areas;

•

unique and tangible contributions, resulting from different perspectives, experiences, concerns and sensibilities, in finance, strategy, marketing, client relations, technology, mentoring and employee relations in a world of diverse clients and workforces;

•	potential for richer discussion and debate that may ultimately increase effectiveness in decision-making and advising functions;

•	increased likelihood that the perspectives and concerns of all stakeholders are represented in discussions; and

•	signaling Alithya’s values to various stakeholders, including employees at all levels, shareholders, clients, communities, regulators and other government officials, and the public.

The Board believes that diversity of personal characteristics such as age, gender, origin, geographical representation and culture

ALITHYA | Statement of Corporate Governance Practices  23

is an important attribute of a well-functioning Board. Alithya believes that increasing the diversity of the Board to reflect the communities and clients Alithya serves is essential in maintaining a competitive focus and that a diverse board also signals that diverse perspectives are important to the Company, and that Alithya is committed to inclusion.

The Governance Committee, which is responsible for recommending director candidates to the Board, considers candidates on merit, based on a balance of skills, background, experience, knowledge and personal characteristics. Alithya has adopted a written policy on Board diversity which is contained in its Corporate Governance Guidelines and which initially set as a target that at least 30% of directors on the Board should self-identify as women and that there should be at least one director who self-identifies as a member of a visible minority, an Indigenous person or a person with a disability by the end of fiscal 2024 and to maintain such minimum level of diversity and deploy efforts to increase diversity when opportunities arise. Such target was met by the end of fiscal 2024 with 33 1⁄3% of the Board self-identifying as women and at least one director self-identifying as a person of a visible minority and at the end of fiscal 2025, such levels of diversity remained unchanged. If all Nominee Directors are elected, the level of representation of women on Alithya’s Board, as detailed below, will increase to 37.5% as a result of the Board size being reduced. The Governance Committee considers the level of representation of women and other diversity groups on the Board by overseeing the selection process and ensuring that women and other diverse candidates are included in the list of candidates proposed to the Board as potential directors.

The table below outlines information on the voluntary self-identified gender and other diversity groups of the Company’s Nominee Directors:

BOARD DIVERSITY MATRIX

Total Number of Nominee Directors:		8

Gender Diversity	Female	Male	Non- Binary	Did Not Disclose

Nominee Directors	3	5	-	-

Other diversity groups
Person of a visible minority	1
Indigenous person	-
Person with a disability	-
Did Not Disclose	-

MAJORITY VOTING POLICY

The Board has adopted a policy, which forms part of our Corporate Governance Guidelines, to the effect that any nominee director who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, shall tender his or her resignation to the Board promptly following the meeting of shareholders at which the director was elected. The directors, other than those who also received a majority withheld vote at the same election, shall consider and, within 90 days following the election, determine whether to accept the resignation. The Board will make its decision and promptly announce it in a press release within 90 days following the shareholders meeting, a copy of which will be provided to the TSX. The Board shall, however, accept such resignation absent exceptional circumstances and the resignation shall be effective when accepted by the Board. This policy only applies in circumstances involving an uncontested election of directors. An “uncontested election of directors” means that the number of director nominees is the same as the number of directors to be elected to the Board.

ADVANCE NOTICE BY-LAW

As per sections 26 to 32 of the Company’s by-laws, only persons who are nominated in accordance with the procedures contained therein shall be eligible for election as directors of the Company. Such nomination process sets a deadline before a shareholders’ meeting for a shareholder to notify the Company of his, her or its intention to nominate directors, and lists the information that must be included with such nominations’ notice to be valid. Such provisions apply at any shareholders meeting that was called for the election of directors but may be waived by the Board at its sole discretion.

The Board believes that this requirement establishes a transparent and fair process for all shareholders to follow if they intend to nominate directors, and allows all shareholders, including those participating by proxy, to have sufficient time and information before they vote for the election of directors. It is also intended to facilitate an orderly and efficient meeting process. A copy of the Company’s by-laws, including the advance notice provisions, is available on the Company’s website at www.alithya.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Director Orientation and Continuing Education

The Governance Committee is mandated to oversee an orientation and education program for new directors and ongoing educational opportunities for all directors as required.

ORIENTATION

Our orientation program includes (i) meetings with members of Alithya’s executive officers, including the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Human Capital Officer, the Chief Information Officer, and the Chief Legal Officer and Corporate Secretary, to discuss Alithya’s business and strategic plan and ensure that new directors benefit from an in-depth understanding of the Company’s organizational structure and the nature and operation of its business, including the Company’s reporting structure, strategic plan, enterprise risk management program, compensation frameworks as well of its relationship with its external auditor, and (ii) meetings with the Board Chair to discuss the role of the Board and its committees, as well as of the Board Chair and, if applicable, the lead director, and to discuss the contribution individual directors are expected to make.

New directors are provided with a reference manual containing corporate and other information required to familiarize themselves with the Company, its organization and operations and Alithya’s key corporate governance and public disclosure documents, including Alithya’s Corporate Governance Guidelines, and Board and committee mandates; information regarding its committees and their Chairs, and individual directors; Alithya’s material policies and procedures; as well as organizational charts and more.

In addition, new directors are invited to visit Alithya’s offices for a better understanding of day-to-day management of the Company’s operations.

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CONTINUING EDUCATION

Considering the rapidly changing technology and competitive environment in which the Company operates, the Board and the Governance Committee recognize the importance of ongoing director education and the need for each director to take personal responsibility for this process.

To facilitate ongoing education, the Company’s management team:

•

provides to the Board quarterly reports on the operations and finances of the Company, as well as on its operating markets, the industry in general and the competitive environment in which it operates, and an annual in-depth review of the operations of the principal divisions of the Company;

•

regularly updates the Board and its committees on material developments related to topics of interest, including changes in law and regulatory requirements, new trends, industry news and other matters of interest by making presentations to the relevant committee(s) and/or the Board, as applicable, and circulating, on an ad hoc basis, relevant information , including articles, reports and studies, for their information and to initiate discussions; and

•	organizes, when deemed necessary, presentations by outside experts to the Board or committees on matters of importance or emerging significance.

The following activities were conducted during fiscal 2025:

DATE	TOPICS	PRESENTERS	ATTENDEES

June 2024	Cybersecurity	Management	Audit Committee

June 2024	Recent Legal Developments (including on climate-change)	Management	Governance Committee

June 2024	Data Privacy	Management	Governance Committee

August 2024	Industry Market Update	Management	Board

August 2024	Cybersecurity	Management	Audit Committee

August 2024	Recent Legal Developments	Management	Governance Committee

November 2024	Economy Update	External consultant	Board

November 2024	Artificial Intelligence	Management	Board

November 2024	Recent Legal Developments	Management	Governance Committee

February 2025	Economic Overview of Prospective Tariff Effects	External consultant	Board

February 2025	Recent Legal Developments	Management	Governance Committee

February 2025	Highlights of Recent Developments & Trends in Corporate Governance	Management	Governance Committee

February 2025	Cybersecurity	Management	Audit Committee

March 2025	Company Divisions Overview	Management	Board

March 2025	Corporate Sustainability Trends	Management	Governance Committee

The directors also have regular access to the Company’s executive officers to discuss Board presentations and other matters of interest and are encouraged to attend Company events relevant to their understanding of the Company’s business, affairs and culture, including internal annual meetings of employees, leadership training sessions and other events on an ad hoc basis. In fiscal 2025, the Company held a showcase event during which the directors had the opportunity to meet and discuss with members of senior management and selected employees and learn more about key initiatives.

The directors are also encouraged to attend conferences, seminars or courses whether they be industry-specific to Alithya or relevant to fulfill their role as directors, such as the conferences of the Institute of Corporate Directors, the cost of which is borne by Alithya.

Talent Management and Succession Planning

Effective talent management, leadership development, succession planning, and employee engagement are priorities for the Board and the Compensation Committee. A comprehensive framework, focusing on the identification, assessment, and development of talent and high potential employees is used to ensure that the Company has an appropriate pipeline of potential successors at the executive and management levels.

Alithya prepares talent for broader and more complex roles by differentiating development needs and providing meaningful professional experiences. When required, the Company may also use external hiring to address succession gaps and procure critical skills.

The Compensation Committee receives regular updates from management on talent management and leadership development of each function. Throughout the year, the Compensation Committee also receives updates on the readiness and diversity of succession pools for key leadership roles across Alithya. The Company leverages a structured approach to prepare successors for broader and more complex roles while developing critical leadership capabilities. A complete review of the contingency as well as short-, medium- and long-term succession plans for the executive officers and senior management is conducted annually, and detailed plans to address identified gaps are reviewed.

During fiscal 2025, Alithya continued to focus on the identification and development of the future leaders to ensure effective succession planning for a strong talent pipeline.

Alithya also refines its career development program to provide targeted training and practical work experience that will support the development of talent. Alithya may recruit, where necessary, new executive officers and senior managers from leading organizations who, it believes, will provide additional skills and experience and assist to continue to improve the strength of its leadership team. The Compensation Committee is satisfied that proper talent management and succession planning strategies are in place to ensure the Company’s ongoing success.

The Compensation Committee periodically reviews with the Chair of the Board and the President and Chief Executive Officer succession plans for the position of President and Chief Executive Officer and other senior management positions and makes recommendations to the Board with respect to the selection of potential candidates to occupy these positions, when required.

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EXECUTIVE OFFICERS AND SENIOR MANAGEMENT DIVERSITY

Alithya recognizes the importance of having a diverse senior management team which offers a depth of perspectives and enhances the Company’s operations. In fulfilling part of its oversight role, the Compensation Committee periodically reviews Alithya’s integrated approach applicable to executive officers and senior management positions and its talent management and succession planning. The Compensation Committee considers processes and practices for leadership development and reviews the depth of succession pools for senior management positions across the Company, while taking into consideration a diversity of personal characteristics (gender, age, origin, geographical representation, and expertise). When identifying high performing, high potential employees, focus is also given on growing our pipeline of women in senior roles and developing their skills.

Alithya is committed to creating an environment of inclusion that respects the contributions and differences of every individual by encouraging collaboration, creative thinking and innovation. Alithya’s core values recognize the importance of all its people, regardless of gender, beliefs or origin. We also believe in diversity of perspectives and thought and that providing a safe environment to exchange these ideas will enable Alithya to embrace an organizational culture of respect. Instead of adopting specific gender diversity targets and diversity targets for underrepresented groups at the executive officer and senior management levels, Alithya promotes an inclusive and diverse talent attraction approach that embraces our vision and objective of fostering diversity, including gender and other underrepresented groups, and providing opportunities for their development and advancement.

To promote diversity and develop a healthy pipeline of women, Alithya:

•	implements development plans for high-potential women;

•	ensures pay equity;

•	actively seeks the talent attraction of women;

•	monitors the number of women in senior management positions and those in the pipeline as future leaders;

•	holds ongoing events and communications to celebrate and promote diversity and encourage employees to foster our diversity and our culture of inclusion; and

•	connects identified high potential women with senior leaders to accelerate their development and advancement.

With these objectives in mind, Alithya is proud of the following developments in fiscal 2025:

•	a first cohort participated to The A Effect training program which empowers women to develop their full corporate potential combing inspiration and action; and

•	women represented 42.7% of the participants at Alithya’s development program – Leading@Alithya as a People Manager.

As at March 31, 2025, women represented approximately 50% of Alithya’s Executive Committee, 36% of executive officers’ positions (which group includes members of the Executive Committee and Senior Vice Presidents), and 27% of Alithya’s overall senior management team (which group includes both executive officers and senior management positions). As at July 14, 2025, women still represented 50% of Alithya’s Executive Committee and 36% of executive officers’ positions, but 30% of Alithya’s overall senior management team.

SHAREHOLDER ENGAGEMENT

Shareholder engagement by Management

The Company has a disclosure policy (the “Disclosure Policy”) which sets guidelines regarding communications with its stakeholders, including shareholders, employees, analysts, the media, institutional investors, governments and the public. For more details on our disclosure policy, please refer to the section entitled “Ethical Business Conduct – Disclosure Policy”.

Through our Disclosure Policy and procedures, the Company engages and communicates with shareholders and other stakeholders on an ongoing basis and through various channels, including by the dissemination and filing of news releases and other continuous disclosure documents, the posting of diverse publications on its website at www.alithya.com and the holding of periodic meetings with shareholders, financial analysts and members of the financial community in accordance with applicable securities laws and stock exchange rules. In this regard, Alithya hosted an investor day in September 2024 to present, among others, highlights of its new three-year strategic plan, as well as its core capabilities and client success stories.

Conference calls are also held with the investment community on a quarterly basis to review the financial results and the business strategy of the Company, and the President and Chief Executive Officer, Chief Operating Officer and the Chief Financial Officer are regularly invited to speak at such conferences.

The Company is committed to meeting with shareholders and listening to their opinion and feedback and understanding their concerns. Shareholders may communicate with the Company in this regard by email at investorrelations@alithya.com or by mail at:

Investor Relations

Alithya Group inc.

700, René-Lévesque West Blvd

Suite 400

Montréal, Québec, H3B 1X8

Tel.: 1-844-985-5552

Shareholder engagement by Directors

The Company’s shareholders are a pillar of its governance structure and processes. Shareholders are invited to attend and ask questions to the Chair of the Board at each annual meeting of shareholders. At each annual meeting of shareholders, they are also given the ultimate power to elect the directors and to give them the mandate to oversee the management of the Company for the next year.

The Company also has a majority voting policy further to which any director who receives a greater number of votes “withheld” than votes “for”, with respect to their election as director, shall tender his or her resignation to the Board promptly following the meeting at which the director was elected. For more details on our majority voting policy, please refer to the section “Board of Directors – Nomination to the Board – Majority Voting Policy”.

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STRATEGIC OVERSIGHT

Alithya’s strategic process starts with an agile approach to aligning its offerings with the most pressing challenges in the sectors it serves. This approach continuously strengthens its foundational trusted relationships with its clients, employees, investors and partners.

Led by the President and Chief Executive Officer, the management team works with the Board to set a three-year strategic business plan from which is derived an annual business plan. The Board and management meet regularly to discuss strategy, and the President and Chief Executive Officer seeks insight from each director.

At each regularly scheduled Board meeting, the President and Chief Executive Officer and the Chief Operating Officer, update the Board on the execution of the business strategy and related matters. These updates cover industry trends, growth initiatives, financial forecast, risks and opportunities, and mergers and acquisitions prospects.

These regular discussions enable the Board to stay informed about market and industry trends and ensure the alignment of Alithya’s business strategy. One Board meeting each year is also dedicated to discussing business strategy. During this meeting, leaders from Alithya’s various divisions present the opportunities and challenges their teams and markets face. At this meeting, the Board also approves the budget for the upcoming fiscal year and, if applicable, the three-year strategic plan.

In March 2025, the Board held this meeting entirely focused on strategy and approved the fiscal 2026 budget. The Board also engaged in in-depth discussions about Alithya’s business offerings, its artificial intelligence (“AI”) and smart-shoring capabilities and initiatives, and its strategic positioning related to customer-driven trends, risks and opportunities.

RISK OVERSIGHT

Alithya operates in an environment that presents a variety of risks and uncertainties and is affected by a number of factors which could have a material adverse effect on its business, financial condition and results of operations, cash flows, business or reputation. Alithya’s risk management strategy is aligned with its business strategy and its activities are conducted with the understanding that appropriate risk-taking and effective management of risks are necessary and integral to achieving strategic objectives and managing business operations.

The Board has delegated the oversight of specific risks to the Board committees, each responsible for monitoring risks within their designated areas of responsibility, as detailed in the table below. The committee chairs, along with management, regularly update the Board on these risks and the effectiveness of the controls in place to mitigate them.

Audit Committee	Compensation Committee	Governance Committee

Oversees the enterprise risk oversight practices, as well as financial and cybersecurity risks	Oversees executive compensation, executive talent management strategy and succession risks	Oversees governance risks, corporate sustainability risks and overall risk disclosure

Early identification of risks helps Alithya to be proactive and prevent major incidents and adverse consequences. The Board continually aims at enhancing its risk oversight and gaining a better understanding of management’s enterprise risk oversight practices, processes and controls.

Alithya’s management and discussion analysis for fiscal 2025 provides the list of risks that Alithya currently believes could materially affect it. They are grouped in the following categories:

•	risks related to the market: includes risks arising from the market in general and which could have a material impact on Alithya’s business;

•	risks related to Alithya’s business: includes risks specific to the way in which Alithya’s business is structured and operates;

•	risks related to Alithya’s industry: includes risks to which companies providing digital technology consulting services are subject to; and

•	risks related to subordinate voting shares and liquidity: includes risks specific to holding subordinate voting shares and liquidity.

In addition to its general risk review, in fiscal 2025, the Audit Committee and the Board focused on risks relating to the market, the industry and the economy in general, in light of ongoing economic and geopolitical uncertainty in the North American market, as well as risks associated to cybersecurity and artificial intelligence. Oversight of risks related to corporate sustainability matters was also a core discussion at all Board committees, as well as at the annual meeting of the Governance Committee with the chair of each other Board committee during which corporate sustainability initiatives and strategy are discussed.

CORPORATE SUSTAINABILITY

Alithya strives to be a model of corporate responsibility and is committed to implementing progressive corporate sustainability initiatives that meet the expectations of its stakeholders, and which embody the social consciousness of its employees and the communities in which it operates.

A comprehensive overview of Alithya’s corporate sustainability strategy and priorities and update on the progress of specific initiatives is available in a report published by Alithya in September 2024. The below outlines Alithya’s Board and management oversight of corporate sustainability matters and fiscal 2025 highlights.

ALITHYA | Statement of Corporate Governance Practices  27

Board and Management Oversight

Alithya’s Board is responsible for the oversight of corporate sustainability matters. To perform its duties, it relies on the assistance of the Board committees which have specific roles in relation to Alithya’s five material topics. Of note, the Governance Committee is responsible for overseeing Alithya’s overall corporate sustainability and other public disclosure, as well as monitoring the Company’s approach to governance. It provides oversight over corporate sustainability initiatives and monitors progress. The Governance Committee meets at least annually with the Chairs of the Audit Committee and the Compensation Committee to review ongoing initiatives and reports to the Board on strategic priorities for the year.

The Board and its committees work closely with Alithya’s executive team, which is actively engaged in ongoing initiatives, to determine those which are most material to Alithya and its stakeholders. Alithya’s executive team is responsible for developing Alithya’s corporate sustainability strategy, as well as for identifying and managing its corporate sustainability priorities. Alithya’s executive officers play a leadership role in managing its priorities and provide functional oversight of priority areas. For each material topic, the designated executive officer acts as a liaison to the corresponding Board committee.

Please refer to the chart below for an overview of Alithya’s sustainability governance structure as at July 14, 2025:

Material Topics and Recent Developments

TALENT

Alithya places a strong emphasis on human capital, recognizing that employee development and well-being are essential to the Company’s success. Alithya provides every team member with the resources they need to thrive, supporting both their professional growth and personal wellness. By fostering a collaborative culture that encourages ownership, accountability and continuous learning, Alithya invests in developing leaders and empowering employees to shape their own career path within the Company. This commitment to fostering talent and nurturing a supportive environment enables Alithya attract and retain top talent, who drive the development and delivery of innovative solutions for its customers.

Alithya is committed to cultivating a diverse and socially conscious workforce and has implemented several programs aimed at supporting employee well-being. These efforts include the following programs and opportunities:

•	Udemy Online Platform: provides training and development courses on various topics, including technical and soft skills as well as management development;

ALITHYA | Statement of Corporate Governance Practices  28

•	Alithya Leadership Academy: designed and delivered in partnership with McGill University and focuses on the development of leadership attributes for directors and above, across our global footprint;

•

Leading@Alithya as a People Manager: designed and delivered in partnership with McGill University and Alithya ambassadors and focuses on people managers providing them with practical tools to support the management of their respective teams;

•

The A Effect: an external partner program that enables the promotion, attraction and retention of women by offering an Ambition Challenge Program and a Leadership Challenge Program. issues and enhance their mastery of strategic conversations to elevate their leadership skills;

•	PROLANG: an external partner program that provides French and English as a second language training accessible to all employees;

•	Lunch and Learn Webinars: focused on relevant topics, including wellness programs, financial planning, etc.;

•	Alithya Wellness Portal: provides a wide range of resources, tools, and services for employees to address their physical, mental, emotional, financial and social well-being; and

•

Voice of the Employee Portal – Officevibe: ongoing employee engagement survey platform, providing employees the opportunity to address ongoing issues and share their sentiments on the main drivers of engagement.

Alithya ensures that it provides an equitable and inclusive work environment embracing diversity across multiple characteristics. This commitment is reflected in the attraction, development and succession planning processes for its global workforce. 37.5% of the directors nominated for election at the Meeting self-identify as women and, as at March 31, 2025, 27% of Alithya’s senior management team, which includes executive officers and senior management, identified as women. Please refer to the section entitled “Executive Officers and Senior Management Diversity” for more details.

It is a top priority for Alithya to heighten awareness and promote the advancement of women and of underrepresented groups. The Company supports these goals through various initiatives such as:

•	The organization of various Employee Resource Groups, including: The Empowering Women at Alithya Committee, The Indigenous Relations Committee and the LGBTQ+ Committee;

•	The receipt the Bronze Certification from the Women in Governance’s parity program; and

•	The receipt of the Bronze Certification from the Progressive Aboriginal Relations’.

ORGANIZATIONAL CULTURE

For over 30 years, Alithya has built its culture on core values such as trust, respect, integrity, creativity, well-being, and passion. These principles are reinforced through a sense of accountability and by empowering individuals to live these values in their daily work and interactions. While Alithya focuses on innovation, excellence, and helping clients reach their business objectives, its foundational values play a crucial role in shaping its global recruitment strategies and guiding acquisitions. This approach ensures that new integrations not only deliver value but also strengthen the Company’s culture.

CYBERSECURITY AND DATA PRIVACY

Customer confidence is essential for building the reputational capital that Alithya needs to ensure the longevity of its business. Accordingly, as a trusted advisor in delivering digital transformation services, Alithya’s commitment to being a model of cybersecurity and data privacy starts within. Alithya’s business model depends on the effective management of its own systems and data.

As the risk of cyber-attacks intensifies, the need to proactively deploy systems that protect employees and customers is vital. Internally, Alithya monitors its network and tracks security events, incidents, and potential threats in near real time within a security management framework based on ISO 27001 standards. This framework provides a full overview of risks and responses based on asset classification, with vigilant monitoring of assets, external threats and attacks, system vulnerabilities, and internal risks. Key initiatives of the Company’s cybersecurity and data privacy culture program include the following:

•

the implementation of frameworks, policies and procedures to maintain robust security, confidentiality, integrity and availability of services, systems and data, as well as accuracy of the personal information that Alithya collects, processes and stores, as applicable, and comply with applicable laws;

•	the implementation of policies and procedures to prevent, detect and mitigate security breaches; and

•	the deployment of security awareness campaigns and trainings on security and data privacy risks.

TRANSITIONING TO A LOWER-CARBON ECONOMY

Alithya recognizes that a successful global transition to a lower-carbon economy relies on the collective efforts of all organizations. As such, the Company acknowledges its responsibility to operate sustainably, both by meeting stakeholder expectations and by minimizing the environmental impact of its products and services as part of the global shift to a lower-carbon economy.

As a service provider in the digital transformation space, Alithya operates with a relatively low-carbon footprint, while being mindful of the use of energy-efficient infrastructure, adoption of hybrid work models, virtual service delivery, and other sustainable business practices. Additionally, the Company supports customers as they transition toward lower-carbon operations.

The Company’s environmental program ongoing or planned key initiatives include the following:

•	calculating the Company’s carbon footprint with the help of an accredited third party, in accordance with the principles and requirements of ISO 14064-1:2018 and of the GHG Protocol;

•

promoting the efficient use of energy and natural resources through initiatives such as waste reduction programs and recycling efforts, and the collection of specific office and personal items for recycling at company locations;

•	encouraging the use of electronic documents over paper;

•	minimizing the use of non-recyclable items at its office; and

ALITHYA | Statement of Corporate Governance Practices  29

•	promoting and facilitating remote work opportunities, including hybrid options.

GOVERNANCE

Alithya upholds strong corporate governance policies and guidelines and regularly reviews them to ensure alignment with industry best practices. The Board and the Governance

Committee actively monitor governance standards in both Canada and the U.S., making updates as needed to meet new requirements from the Canadian Securities Administrators and other applicable regulatory authorities. In addition, Alithya considers recommendations from voting agencies and other governance organizations, adopting practices that serve the best interests of the Company and its stakeholders.

ETHICAL BUSINESS CONDUCT

Committed to maintaining and instilling a strong ethical culture, the Board and the Company’s management adopted codes and policies to provide a framework for ethical behaviour based on our values, applicable laws and regulations. This section summarizes key significant corporate-wide policies.

Codes of Business Conduct

CODE OF BUSINESS CONDUCT

The Company has a code of business conduct (the “Code of Business Conduct”) which sets out uniform foundation for the way all directors, officers, employees and subcontractors of the Company and its subsidiaries shall conduct themselves in their role at Alithya, including standards regarding ethics and business practices.

The Company expects everyone working on its behalf to comply with applicable law and adhere to the highest ethical standards. The Code of Business Conduct, together with the other Company policies it refers to, addresses many important topics and sets Alithya’s expectations in connection therewith, including with regard to: (i) respect, inclusiveness and fairness, (ii) health, safety and forced labour, (iii) drugs, alcohol and impairment, (iv) privacy, (v) environment, (vi) conflicts of interest, (vii) outside activities and employment, (viii) gifts and other benefits, (ix) anti-corruption and anti-bribery, (x) fair competition and anti-trust, (xi) money laundering, criminal activities, and economic sanctions, (xii) external communications, (xiii) protection and proper use of Company and clients’ assets, (xiv) intellectual property, (xv) cybersecurity and the responsible use of data and new technologies, (xvi) confidentiality, (xvii) insider trading, (xviii) community engagement, (xix) political activities, (xx) lobbying, (xxi) compliance with laws, and (xxii) reporting of any illegal or unethical behaviour.

The Governance Committee reviews at least annually and, where deemed necessary, recommends to the Board amendments to the Code of Business Conduct and other material policies to ensure they remain consistent with current industry reality, standards and trends, clearly communicate Alithya’s organizational mission, values, and principles, and serve as reference guides for employees to govern everyday business conduct and decision making.

Exceptions and waivers from the provisions of the Code of Business Conduct for directors or executive officers may only be made by the Board upon recommendation from the Governance Committee and exceptions and waivers for employees and subcontractors may only be made by the Chief Legal Officer and Corporate Secretary. As of July 14, 2025, no waiver had been granted to a director or executive officer in connection with the Company’s Code of Business Conduct.

Management periodically reports to the Governance Committee on compliance with the Code of Business Conduct within the organization and the Governance Committee reviews management’s monitoring of such compliance. The Governance Committee also oversees the disclosure relating to the Company’s Code of Business Conduct.

Employees and subcontractors are required to perform their tasks or mandates with fairness and integrity, to contribute to the achievement of the Company’s goals to the best of their abilities and make decisions without compromise. Employees are expected to report any real or potential violation of the Code of Business Conduct.

SUPPLIER CODE OF BUSINESS CONDUCT

Alithya also has a Supplier Code of Business Conduct that applies to suppliers who are not otherwise subject to the Code of Business Conduct. Alithya believes this is necessary to ensure that its suppliers follow rigorous ethical and socially responsible practices and support its core values of trust, respect, well-being, and integrity. The Supplier Code of Business Conduct applies to all suppliers of goods and services. It outlines standards and expectations similar to those set forth in the Code of Business Conduct.

WHISTLEBLOWER POLICY

The Board also has a whistleblower policy that puts in place a communication channel for (i) the reporting of actual or suspected unethical conduct or improper activities such as accounting, auditing or other financial reporting fraud or misrepresentation, violations of laws that could result in fines or damages, or that could adversely impact Alithya’s reputation, unethical business conduct in violation of the Code of Business Conduct or any Alithya policies or our clients’ code of conduct and policies, or danger to the health, safety or well-being of our professionals and/or the general public, and (ii) contacting the Chair of the Audit Committee who oversees the Company’s Whistleblower Policy.

The Company’s Code of Business Conduct and related policies are available on our website at www.alithya.com.

Related Party Transactions

Under the Company’s Code of Business Conduct, directors, officers and employees are required to refrain from any undertakings that would place them in a conflict of interest. Every director and executive officer is also required to disclose any direct or indirect interest they have in any organization, business or association, which could place them in a conflict of interest.

Each year, the directors and executive officers of the Company complete a questionnaire that requests them to list every organization where they serve as a director, officer or hold a

ALITHYA | Statement of Corporate Governance Practices  30

similar position, as well as any entities over which they exercise control or significant influence and which have conducted transactions with Alithya.

The purpose of such questions is to identify potential conflict of interest and related party transactions. The Board annually reviews a list of the principal occupation and outside interests (e.g. directorships and officerships) of the Company’s directors and officers as well as related-party transactions, and discusses actions to be taken if conflicts of interests or related-party transactions are identified. The Corporate Governance Guidelines also provide that a non-management director who makes a major change in his or her principal occupation shall promptly disclose this information to the Board and submit, where his or her interests could be perceived as in conflict with those of the Company, his or her resignation to the Board for consideration. It is not intended that non-management directors who retire or whose professional positions change should necessarily leave the Board. Rather, the Board believes it is appropriate in such circumstances to conduct a review, with the assistance of the Governance Committee, of the continued appropriateness of Board membership under such circumstances.

Any director or officer that has a material interest in a transaction or agreement involving Alithya must disclose their interest to the Chair of the Board or the President and Chief Executive Officer. Should there be a discussion or decision relating to an organization, business or association in which a director or executive officer has an interest, such director or executive officer will not be allowed to participate or vote in any such discussion or decision.

In fiscal 2025, no transaction was entered into between Alithya and a director or executive officer.

Insider Trading Policy

The Company has an insider trading policy (“Insider Trading Policy”) designed to prevent directors, officers, employees and subcontractors of Alithya from buying, selling, or otherwise trading in securities of Alithya when in possession of undisclosed material information related to Alithya, and from disclosing such information to anyone or recommending anyone to trade in securities of Alithya when in possession of such information.

In order to reduce appearance of improper trading, directors, executive officers and certain other officers and employees designated from time to time by the Chief Legal Officer and Corporate Secretary are prohibited from buying, selling or otherwise trading in securities of Alithya, including exercising options on securities of Alithya, during regular black-out periods which start on the first day that follows the end of a quarter and end two full trading days after the Company’s financial results have been made public. Special black-out periods may also be declared if there are pending material developments with respect to Alithya, or for any other reason determined by the President and Chief Executive Officer and the Chief Legal Officer and Corporate Secretary. Reporting insiders who wish to buy, sell or otherwise trade in securities of Alithya, including exercise options on securities of Alithya, outside of a black-out period may only do so after clearing such trades with the Chief Legal Officer and Corporate Secretary.

The Company’s Insider Trading Policy also prohibits directors, officers, employees and subcontractors from engaging in hedging activities or any other arrangements that are designed to hedge or offset a decrease in market value of any securities of Alithya. The restriction applies to all forms of derivatives, including “calls”, “puts” and “short sales”.

Disclosure Policy

As stated in the Corporate Governance Guidelines of the Company, the Board believes it is a function of management to speak for the Company in its communications with its stakeholders, including shareholders, employees, analysts, the media, institutional investors, governments and the public in general. As such, the Company has adopted a disclosure policy (“Disclosure Policy”) which establishes a committee (“Disclosure Committee”) comprised of the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Legal Officer and Corporate Secretary and a designated representative of Alithya’s Communications Department, and which is responsible for ensuring that the Company’s public communications with its stakeholders and documents it files with regulators are timely, accurate and broadly disseminated, in accordance with applicable legal and regulatory requirements. The Disclosure Policy establishes procedures for the verification of the accuracy and completeness of information disclosed publicly and other guidelines dealing with various matters including confidentiality, material information, news releases, conference calls, electronic communications and rumours.

Clawback Policy

The Company has a clawback policy (“Clawback Policy”) which allows it to seek repayment of incentive compensation received by a current or former (i) Chief Executive Officer, (ii) executive officer, (iii) senior officer, and (iv) any employee as determined by the Board (each, a “Covered Person”).

Under the Clawback Policy, the Board may, in its sole discretion, direct the Company to recoup, in part or in full, the benefit received by a Covered Person as a result of incentive compensation awarded under the Company’s short- and long-term incentive plans, in the following situations:

•

in the event of an accounting restatement of any interim or annual consolidated financial statements of the Company, which includes accounting restatements to correct a material non-compliance with financial reporting requirements, if the Covered Person engaged in Misconduct (as defined hereinafter) which caused or contributed to said restatement, received an incentive compensation that would have been lower had the financial statements been properly reported (a “Restatement”);

•

the Covered Person was involved in misconduct, including (i) fraud, or (ii) intentional and/or reckless non-compliance with applicable laws, rules or regulations, or the violation of the Company’s Code of Business Conduct, or (iii) any failure to report or take action to stop the same of another individual in respect of which the Board reasonably determines that the Covered Person had actual knowledge or was wilfully blind (“Misconduct”); or

•	it is required by applicable laws or regulations, stock exchange rules or a regulatory agency having jurisdiction, in which case, those shall govern and supersede the Clawback Policy.

ALITHYA | Statement of Corporate Governance Practices  31

In the event of a Restatement, recoupment may target all incentive compensation paid, granted or awarded to, or received or earned by, or vested in favour of, the Covered Person during the current fiscal year and three completed fiscal years that immediately precede the date on which the Board determined a Restatement is required, In the event of a Misconduct not giving rise to a Restatement, recoupment may target incentive compensation paid, granted, awarded to, or received or earned, or vested in favour of, the Covered Person during the 24 months preceding the date on which the Board determined that the Misconduct occurred and any award that was exercised, settled or paid after the Misconduct.

Recoupment under the Clawback Policy may be effected through deduction from any amounts or grants due or to be paid to the Covered Person, cancellation or forfeiture of the Covered Person’s outstanding share-based awards, as well as requiring direct reimbursement from the Covered Person.

ALITHYA | Statement of Corporate Governance Practices  32

Compensation Discussion and Analysis

LETTER FROM THE CHAIR OF THE HUMAN CAPITAL AND COMPENSATION COMMITTEE

On behalf of the Human Capital and Compensation Committee (the “Compensation Committee”), I am pleased to provide an overview of Alithya’s executive compensation framework for the fiscal year ended March 31, 2025 (“fiscal 2025”).

Compensation Philosophy and Objectives

At Alithya, we believe that attracting and retaining highly qualified and engaged employees is essential to our long-term success. Our executive compensation strategy is designed to offer competitive total compensation, comprising base salary and short- and long-term incentives tied to performance metrics aligned with our strategic priorities. The framework aims to create sustainable shareholder value, while ensuring a conservative, well-balanced structure that discourages excessive risk-taking.

Compensation Framework Review

The Compensation Committee is committed to aligning executive officers’ interests with those of our shareholders and regularly reviewing our programs to reflect best practices and evolving market standards. To support this mandate, the Compensation Committee retained Willis Towers Watson (“WTW”) in fiscal 2025 to review the design and competitiveness of Alithya’s executive compensation framework against an updated comparator group of Canadian and U.S. companies.

Following this review, the Compensation Committee recommended, and the Board approved, some changes to better align executive compensation with long-term value creation:

•	Long-Term Incentive Structure: Introduction of a balanced mix of long-term incentives vehicles: restricted share units (“RSUs”) and performance share units (“PSUs”).

•	Compensation Mix: Increased emphasis on the long-term compensation.

•	Short-Term Incentive Adjustments: Revised the weighting among the criteria of the short-term incentive enterprise (and division) performance factors.

•

New PSU Metrics: Implementation of performance metrics tied to three-year cumulative organic growth and, for executive committee members (the “Executive Committee”), M&A-driven growth, both based on revenues and adjusted EBITDA.

To align with the updated comparator group, the Compensation Committee recommended setting the cash compensation (base salary and short-term incentives) at the median of that comparator group, and to anchor the long-term incentives around the 25th percentile, resulting in a total direct compensation aligned between the 25th and the median of the comparator group. As part of its review, WTW also suggested a progressive three-year plan to gradually increase long-term incentive targets towards the median. The progression level for the fiscal years ending March 31, 2026 (“fiscal 2026”) and March 31, 2027 is however not formulaic and remains subject to the discretion of the Compensation Committee and the Board, taking into account the Company’s performance as set in its three-year strategic plan.

Fiscal 2025 Performance Highlights

In fiscal 2025, the executive leadership team delivered solid performance across key metrics, including margin, expansion of higher-value service offerings, operational efficiencies, and strategic execution. Notably, they advanced our long-term strategy while completing a strategic acquisition and managing ongoing global geopolitical and market uncertainties with discipline.

These achievements were reflected in the performance outcomes under the Company’s incentive programs. Where appropriate, the Committee also recommended limited additional recognition for exceptional contributions in relation to strategic transactions.

Overall, the Committee remains focused on ensuring that our executive compensation programs align pay with performance, support talent retention, and reinforce the creation of sustainable shareholder value.

Fiscal 2026 Outlook

For fiscal 2026, the Compensation Committee maintained the compensation framework introduced in fiscal 2025 and approved an increase in long-term incentive targets for Executive Committee members, aligned with the progressive three-year plan suggested by WTW in fiscal 2025. Both RSUs and PSUs were granted under the share unit plan (“SUP”). The Compensation Committee and the Board remain confident that the framework supports our pay-for-performance philosophy and the successful execution of our strategic priorities.

We welcome your feedback on our compensation programs and disclosure.

Sincerely,

Lucie Martel

Chair of the Human Capital and Compensation Committee

ALITHYA | Compensation Discussion and Analysis  33

EXECUTIVE COMPENSATION FRAMEWORK

Executive Compensation Approach

The Company’s executive compensation framework is designed to competitively attract, retain and motivate top executive talent, while also incorporating effective risk management measures. This approach supports the Company’s commitment to generating sustained value for shareholders.

The Human Capital and Compensation Committee (the “Compensation Committee”) is responsible for defining and approving the Company’s executive compensation framework with the following objectives:

•	attract and retain executives having the knowledge, expertise and leadership required to develop and execute business strategies to create long-term value for shareholders;

•	offer a total compensation package, which includes a market-competitive equitable base salary, short- and long-term incentives, and benefits;

•	ensure that long-term incentives are a significant component of total compensation; and

•	reward based on achievable goals and performance metrics that support the successful execution of Alithya’s strategic plan.

The Company’s executive compensation framework comprises the following elements: (i) base salary; (ii) short-term incentives; (iii) long-term incentives; and (iv) other elements, such as Employee Share Purchase Plan (“ESPP”) employer contributions, group benefits and other perquisites and personal benefits.

To ensure its executive officers are competitively compensated, the Company aims to progressively set their total direct compensation towards the median of its comparator group by the fiscal year ending March 31, 2027 (“fiscal 2027”), assuming the Company’s performance as set in its three-year strategic plan supports such increase. For more details on how compensation is reviewed and the comparator group, please refer to the section “Compensation Review Process”.

RISK MITIGATION IN OUR COMPENSATION FRAMEWORK

As part of its mandate, the Compensation Committee carefully evaluates and addresses any elements of the executive compensation program that might encourage excessive inappropriate risk-taking, or that could negatively impact the Company. With the support of independent consultants, when necessary, the Compensation Committee regularly reviews and assesses the compensation framework to ensure it aligns with sound risk management principles. The Compensation Committee has determined that the Company’s compensation framework and practices do not promote undue or excessive risk-taking that could negatively impact shareholders. To further reduce risk, the Company has implemented several protection measures and structured executive compensation to strike the right balance between short- and long-term goals, as well as between fixed base salary and short- and long-term incentive-based pay.

PROTECTION MECHANISMS

•	Double Trigger Change of Control. Accelerated vesting of awards granted under the Company’s Long Term Incentive Plan (the “LTIP”) and share unit plan (the “SUP”) occurs only following a change of control and subsequent termination of employment.

•

Minimum Share Ownership Requirement. To further align their interests with those of shareholders, executive officers are required to meet a minimum share ownership requirement (please refer to the section entitled “Executive Share Ownership Requirement” below).

•	Anti-Hedging Policy. The Company’s Insider Trading Policy prohibits executive officers (as well as directors and employees) from engaging in hedging activities against Alithya securities.

•

Clawback Policy. The Board can recover incentive compensation from executive officers in cases of misconduct or if a financial restatement occurs (please refer to the section entitled “Statement of Corporate Governance – Ethical Business Conduct – Clawback Policy” above).

BALANCED PROGRAM

The Compensation Committee believes that the Company’s executive compensation framework provides a balanced program based on the following:

•

The executive compensation framework appropriately balances fixed and variable pay, as well as short- and long-term incentives. For the fiscal year ended March 31, 2025 (“fiscal 2025”), the average NEOs’ target total direct compensation directly linked to the Company’s performance increased by approximately 7%. This increase does not take into account the Interim Chief Financial Officer’s compensation mix, which is different given her interim status.

•	The short-term incentive program includes both a minimum threshold, which must be met for any payout to occur, and a maximum cap on the amount that can be awarded.

•

For fiscal 2025, the long-term incentive mix for executive officers consisted of 50% performance share units (“PSUs”) granted under the LTIP and 50% restricted share units (“RSUs”) granted under the SUP, or 40% PSUs and 60% RSUs for Debbie Di Gregorio whose allocation reflected the mix for Vice Presidents given her interim status.

•

PSUs cliff vest in full after three years, with the final payout ranging from 0% and 150% of the initial grant, depending on performance targets achieved. This structure ensures that PSUs awards are closely tied to Alithya’s share performance, strengthening the long-term alignment between executive compensation and shareholders interests. It also focuses executive rewards on performance outcomes that are within their influence, rather than relying solely on the Company’s share price.

•

Since the fiscal year ended March 31, 2024 (“fiscal 2024”), the Company no longer grants options as long-term incentives. Outstanding options previously granted under the LTIP have a 10-year term and vest over a four-year period, motivating executive officers to focus on creating longer-term shareholder value by enhancing share performance.

ALITHYA | Compensation Discussion and Analysis  34

EXECUTIVES SHARE OWNERSHIP REQUIREMENT

The Compensation Committee believes that executive officers should hold a relevant amount of Company equity to ensure their interests are closely aligned with those of shareholders.

Accordingly, the Company’s executive officers are required to hold, within five years of joining senior management, Shares with an aggregate minimum value determined as follows (the “Executive Share Ownership Requirement”):

MINIMUM SHARE OWNERSHIP REQUIREMENT(1)	MULTIPLE OF ANNUAL BASE SALARY 5-YEAR TARGET

President and Chief Executive Officer	5x

Other Members of the Executive Committee(2)	3x

Other Executive Officers	1.5x

(1)	For fiscal 2025, the Executive Share Ownership Requirement did not apply to the Interim Chief Financial Officer, given her interim role.

(2)

The executive committee (“Executive Committee”) consists of the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Information Officer, the Chief Legal Officer and Corporate Secretary, and the Chief Human Capital Officer.

When assessing the executive officers’ share ownership level, the value of vested or unvested option-based awards (if any) is not included, but the value of vested share-based awards (if any) is. Shares and vested equity grants such as PSUs, RSUs and deferred share units (“DSUs”) are valued at the greater of their value at the time they were acquired or granted, as applicable, and their market value using the average closing price of the subordinate voting shares on the TSX for the five trading days preceding the date on which the share ownership level is assessed.

All Company’s executive officers either meet or are within their 5-year period to meet the Company’s Executive Share Ownership Requirement.

Compensation Review Process

The Compensation Committee annually reviews the compensation framework for executive officers.

For fiscal 2025, the review process included the following:

•	a review of the Company’s three-year strategic plan for the fiscal years ending March 31, 2025 to 2027 (the “F2025-F2027 Strategic Plan”);

•	a review of the Company’s annual business plan;

•	the determination of an updated comparator group of Canadian and U.S. companies;

•	the application of a similar compensation framework as for the previous year, except for the rebalancing of the mix of long-term incentives vehicles: RSUs under the LTIP and PSUs under the SUP;

•	a review of the weighting among the criteria of the short-term incentive enterprise (and division) performance factors used to determine the short-term incentive payout;

•

the implementation of performance metrics for the final determination of PSUs tied to the 3-year cumulative organic growth of the Company, and for members of the Executive Committee, the 3-year cumulative M&A-driven growth, both based on revenues and adjusted EBITDA as per Alithya’s annual business plan and F2025-F2027 Strategic Plan;

•	a review of relevant market benchmarks and other economic indicators;
•	the individual performance assessment of the members of the Executive Committee, including leadership competencies, retention risk, succession management and other contextual factors; and

•	a review of pay-positioning relative to internal and external equity and historical compensation.

The Compensation Committee may use discretion to adjust compensation awards based on market factors or special circumstances.

COMPENSATION CONSULTANT

The Compensation Committee periodically retains an independent consultant to review the Company’s compensation programs. This consultant provides guidance on compensation trends and best practices, helping to ensure that the Company’s compensation remains competitive and is structured to support a pay-for-performance philosophy and long-term value creation.

For fiscal 2025, the Compensation Committee engaged Willis Tower Watson (“WTW”) to conduct a comprehensive review of the executive compensation framework, comparing it against market benchmarks. Based on WTW’s analysis, adjustments were made to align Executive Committee members’ cash compensation (including base salary and short-term incentives) with the market median of the updated comparator group. Long-term incentives were anchored around the 25th percentile, resulting in a total direct compensation for Executive Committee members that falls between the 25th percentile and the median of the updated comparator group. As part of its review, WTW suggested a progressive three-year plan to gradually increase long-term incentive targets towards the median. The progression level for the fiscal year ending March 31, 2026 (“fiscal 2026”) and fiscal 2027 is however not formulaic and remains subject to the discretion of the Compensation Committee and the Board taking into account the Company’s performance as set in its three-year strategic plan.

The Compensation Committee reviewed WTW’s independence for fiscal 2025 and determined that WTW was independent, and the advice received objective.

The Compensation Committee must pre-approve the terms of engagement and compensation for any executive compensation consultant retained for services at the request of the Compensation Committee or management.

WTW was first retained by the Compensation Committee in the fiscal year ended March 31, 2021. WTW’s fees for services rendered during fiscal 2025 and 2024 were as follows:

	FISCAL 2025	FISCAL 2024

Executive compensation-related fees(1)	$ 107,025	$ 240,520

All other fees	-	-

(1)

The executive compensation-related fees billed by WTW for fiscal 2025 and 2024 include work related to the compensation review for the Company’s executive officers and directors for fiscal 2025 and 2024.

BENCHMARKING USING A COMPARATOR GROUP

In fiscal 2024, the Compensation Committee updated the comparator group used for the executive compensation review for fiscal 2025. This ensures that total compensation for executive officers remains competitive within the markets where the Company operates. The comparator group was comprised of 26 companies: 12 Canadian companies and 14 U.S. companies; all publicly listed, with an operating business model similar to

ALITHYA | Compensation Discussion and Analysis  35

Alithya, operating in the IT consulting services or other services, but with an operating segment in IT consulting and services.

Based on the Company’s footprint, the comparator group is composed of the following companies:

CANADIAN COMPANIES	U.S. COMPANIES

Calian Group Limited	Box, Inc.

Converge Technology Solutions Corp.(1)	Grid Dynamics Holdings, Inc.

Docebo Inc.	Huron Consulting Group Inc.

Enghouse Systems Limited	Information Services Group, Inc.

Kinaxis Inc.	N-able, Inc.

Lightspeed Commerce Inc.	Perficient, Inc.(1)

Lumine Group Inc.	Qualys, Inc.

Nuvei Corporation(1)	RCM Technologies, Inc.

Quisitive Technology Solutions, Inc.(1)	Resources Connection, Inc.

Softchoice Corporation(1)	SolarWinds Corporation(1)

The Descartes Systems Group Inc.	TaskUs, Inc.(1)

Vecima Networks Inc.	The Hackett Group, Inc.

Upland Software, Inc.

Willdan Group, Inc.

(1)	Companies privatized or in the process of being privatized since the comparator group update for fiscal 2025.

While some of the companies listed above have since become private or are in the process of being privatized, they were publicly traded at the time the comparator group was last updated, which is why they remain included in the current list.

This group served as the benchmark for compensation decisions made by the Compensation Committee following their comprehensive review for fiscal 2025. Each year, the Compensation Committee evaluates whether the executive compensation framework, performance targets, and metrics remain appropriate, and considers if the comparator group needs to be revised. Updates to the comparator group are made as necessary, based on these ongoing assessments.

EVOLUTION OF OUR COMPENSATION FRAMEWORK

For fiscal 2026, (i) the Compensation Committee maintained the compensation framework introduced in fiscal 2025 and approved an increase in long-term incentive targets for Executive Committee members, aligned with the three-year progressive increase plan suggested by WTW in fiscal 2025, and (ii) both RSUs and PSUs were granted under the SUP.

Named Executive Officers

This Compensation Discussion and Analysis section presents the compensation awarded to, earned by, paid or payable to the persons who acted as President and Chief Executive Officer and Chief Financial Officer during fiscal 2025 and the three other most highly compensated executive officers of the Company and its subsidiaries during fiscal 2025 (collectively, the “NEOs”). For fiscal 2025, the three other most highly compensated executive officers of the Company and its subsidiaries were the Chief Operating Officer, the Senior Vice President, Enterprise Applications and Transformation and the Chief Human Capital Officer.

Executive Compensation Description

The four components of the Company’s executive compensation framework are detailed below.

BASE SALARY

To determine the base salaries for the NEOs in fiscal 2025, the Compensation Committee considered the updated comparator group, relevant market data, the Consumer Price Index, and each NEOs’ level of responsibility, experience, and leadership performance. Based on this assessment, all NEOs, except Debbie Di Gregorio (Interim Chief Financial Officer) and C. Bernard Dockrill (Chief Operating Officer) received base salary increases ranging from 4% to 6.5%. Mr. Dockrill’s base salary was increased by 12.6% to better align his compensation with the market median of the new comparator group. Ms. Di Gregorio’s base salary increase was higher than typical, as it reflected her appointment to the Interim Chief Financial Officer position.

SHORT-TERM INCENTIVES

Executive officers are eligible for annual bonuses based on predetermined financial and operational criteria and targets, and their individual performance score, as approved by the Board upon the recommendation of the Compensation Committee and the President and Chief Executive Officer.

For fiscal 2025, the minimum target and maximum potential payouts of the NEOs, expressed as a percentage of base salary, were as follows:

	MINIMUM	TARGET	(1)	MAXIMUM(1)

Paul Raymond President and Chief Executive Officer	0%	100%		195%

Debbie Di Gregorio Interim Chief Financial Officer	0%	30%		58.5%

Nicolas Lavoie Former Chief Financial Officer	0%	70%		136.5%

Claude Thibault Former Chief Financial Officer	0%	50%		97.5%

C. Bernard Dockrill Chief Operating Officer	0%	75%		146.25%

Mike Feldman Senior Vice President, Enterprise Applications and Transformation	0%	75%		146.25%

Giulia Cirillo Chief Human Capital Officer	0%	50%		97.5%

(1)	As a percentage of base salary as at March 31, 2025.

For fiscal 2025, the annual bonus for members of the Executive Committee and the Interim Financial Officer was determined solely by the Company’s overall financial performance known as the “Enterprise Performance Factor”. The payout amount was calculated using the following formula:

Annual Base Salary	X	Target Bonus(1)	X	Enterprise Performance Factor	X	Individual Performance Score

(1)	The target bonus is expressed as a percentage of the base salary.

For executive officers who oversee a specific division, such as Mike Feldman, their annual bonus payment was determined using a balanced approach: 50% was based on the Enterprise Performance Factor, and the other 50% on the financial performance of their own division (the “Division Performance Factor”). The payout amount was calculated based on the following formula:

Annual Base Salary	X	Target Bonus (1)	X	[	50% Enterprise Performance Factor	+	50% Division Performance Factor	] X	Individual Performance Score

(1)	The target bonus is expressed as a percentage of the base salary.

For fiscal 2025, (i) the Enterprise Performance Factor depended on five criteria: Adjusted EBITDA, Revenues, Days Sales Outstanding (DSO), Client Satisfaction, and Employee Engagement; and (ii) the Division Performance Factor depended on five criteria at the level of the division: contribution to the

ALITHYA | Compensation Discussion and Analysis  36

Company’s Adjusted EBITDA, Revenues, Days Sales Outstanding (DSO), Client Satisfaction, and Employee Engagement. The trigger for the Enterprise Performance Factor payout was 90% of the Adjusted EBITDA target of the Company, while the trigger for the Division Performance Factor payout was 90% of the targeted contribution to the Company’s Adjusted EBITDA for the division. In addition, for executive officers who are responsible for a division, below the threshold of 85% of the targeted contribution to the Company’s Adjusted EBITDA for the division, the Enterprise Performance Factor and Division Performance Factor would both be zero, resulting in no payout.

The following tables show the weight attributed to each criterion composing the Enterprise Performance Factor and the Division Performance Factor for fiscal 2025 as well as the respective thresholds to be met.

ENTERPRISE PERFORMANCE FACTOR

CRITERIA	WEIGHT	THRESHOLD	MAX

Adjusted EBITDA(1)	50%	90%	175%

Revenues(2)	35%	90%	150%

Days Sales Outstanding (DSO)(3)	5%	100%	100%

Employee Engagement	5%	100%	100%

Client Satisfaction	5%	100%	100%

(1)

Adjusted EBITDA does not have any standardized meaning under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures used by other issuers. Management, however, believes that this measure is useful for executive compensation purposes as it best reflects the Company’s performance. The definition of Adjusted EBITDA can be found in section 5 entitled “Non-IFRS Measures and Other Financial Measures” of Alithya’s Management’s Discussion and Analysis for fiscal 2025 (“MD&A”), which section is incorporated by reference in this document. The MD&A has been filed and is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

(2)	The revenues criterion is the target revenues fixed by the Company in its annual budget. It is an IFRS measure.
(3)

Days Sales Outstanding does not have any standardized meaning under IFRS and may not be comparable to similar measures used by other issuers. Management, however, believes that this measure is useful for executive compensation purposes as it helps monitor the Company’s liquidity. The definition of Days Sales Outstanding (DSO) can be found in section 5 entitled “Non-IFRS Measures and Other Financial Measures” of Alithya’s MD&A, which section is incorporated by reference in this document.

DIVISION PERFORMANCE FACTOR

CRITERIA	WEIGHT	THRESHOLD	MAX

Contribution to the Company’s Adjusted EBITDA	50%	90%	175%

Revenues	35%	90%	150%

Days Sales Outstanding (DSO)	5%	100%	100%

Employee Engagement	5%	100%	100%

Client Satisfaction	5%	100%	100%

For the Enterprise Performance Factor, while the maximum levels of achievement of the DSO, Client Satisfaction and Employee Engagement criteria were set at 100%, the Adjusted EBITDA and Revenues criteria could reach up to 175% and 150%, respectively, which could result in an increased payout in the event of exceptional financial performance of the Company. For the Division Performance Factor, while the maximum levels of achievement of the DSO, Client Satisfaction and Employee Engagement criteria were set at 100%, the achievement levels for the contribution to the Company’s Adjusted EBITDA could reach up to 175% and Revenues, 150%, which could also result in an increased payout in the event of exceptional financial performance of the division. Although the criteria used to determine the Enterprise Performance Factor and Division Performance Factor suggest a maximum possible payout of 150% of the target annual bonus, with the newly introduced individual performance score starting fiscal 2025 which can range from 0 to 130%, the aggregate maximum payout can now go up to 195% of the target annual bonus, in the event of exceptional individual performance.

The Company does not disclose specific objectives to avoid competitive disadvantage that would arise from such disclosures. Disclosing the specific objectives set in line with the Company’s annual budget would expose the Company to serious prejudice and negatively impact its competitive advantage. For example, it may impair the Company’s ability to negotiate accretive business agreements, putting incremental pressure on its profit margins.

Consistent with the foregoing, for fiscal 2025, the Company met the Adjusted EBITDA threshold of 90% for the Enterprise Performance Factor, resulting in a payout of 65.7% of the target bonus of all NEOs (except Mike Feldman and Claude Thibault) after applying an individual performance score of 1.0. For Mike Feldman, the Company also met the 90% threshold for the Division Performance Factor, resulting in a payout of 79% of his target bonus, after applying an individual performance score of 1.0. Claude Thibault’s severance package included a pro rated annual bonus payout, calculated based on the time worked and assuming the Company achieved 100% of its performance goals, and an individual performance score of 1.0.

Furthermore, since the fiscal year ended March 31, 2023 (“fiscal 2023”), executive officers can elect to receive up to 50% of their annual bonus in DSUs issued under the SUP to be settled following the end of their employment (the “Bonus Election Program”). Although it is currently the Company’s intent to settle DSUs in market-purchased shares purchased on the TSX, the Company may settle DSUs in cash. The Bonus Election Program aligns executive officers’ interests with those of the Company’s shareholders and help them achieving their minimum share ownership requirement. As an additional incentive to participate in the Bonus Election Program, executive officers receive a matching grant of additional DSUs having a value of 25% of the amount of the portion of their annual bonus they elected to receive in DSUs (the “Matching DSUs”). These Matching DSUs vest on the one-year anniversary of the award date and unvested Matching DSUs are forfeited if the executive officer resigns (other than in connection with an eligible retirement) or is terminated for cause.

The NEOs made the following elections as part of the Bonus Election Program for their annual bonus for fiscal 2025 and received the following bonus DSUs and Matching DSUs:

Name and Title(1)	Portion of annual bonus elected to be received in DSUs (%)	Value of DSUs elected to be received in DSUs ($)	Value of Matching DSUs ($)

Paul Raymond President and Chief Executive Officer	50%	206,955	51,739

Claude Thibault(2) Former Chief Financial Officer	50%	-	-

C. Bernard Dockrill Chief Operating Officer	30%	97,309	24,327

Mike Feldman Senior Vice President, Enterprise Applications and Transformation	0%	-	-

ALITHYA | Compensation Discussion and Analysis  37

Name and Title(1)	Portion of annual bonus elected to be received in DSUs (%)	Value of DSUs elected to be received in DSUs ($)	Value of Matching DSUs ($)

Giulia Cirillo Chief Human Capital Officer	50%	60,362	15,091

(1)	Nicolas Lavoie did not make an election for fiscal 2025 and Debbie Di Gregorio did not participate in the Bonus Election Program due to the interim nature of her role.

(2)

Claude Thibault did not receive any DSUs as he ceased to serve as Chief Financial Officer effective June 28, 2024. As part of his severance package, he, however, received an amount of $11,952, representing 25% of the value of his pro rated annual bonus for the time worked in fiscal 2025. Such amount was paid in cash and is included in the “All Other Compensation” column of the Summary Compensation Table.

In addition to the annual bonus awarded under the Company’s performance-based framework, the Compensation Committee may, in limited and exceptional circumstances, recommend to the Board the approval of a discretionary bonus. In fiscal 2025, following the successful closing of the acquisition of XRM Vision, the Compensation Committee recommended, and the Board approved, a discretionary bonus in recognition of the additional efforts associated with this strategic transaction. Any amounts paid as discretionary bonuses are not eligible for participation in the Bonus Election Program.

Long-Term Incentives

The Board considers several factors to assess the Company’s long-term incentive strategy, including the balance between sustained long-term shareholder value creation, the required level of ownership under the Executive Share Ownership Requirement, executive retention, and dilution impact on the total number of subordinate voting shares reserved for issuances under the LTIP for awards made under the LTIP.

The annual grant of long-term incentive awards to NEOs and other eligible employees is reviewed and approved by the Compensation Committee and the Board. When determining each NEO’s long-term incentive awards, the Compensation Committee considers retention risk, succession plans, compensation approach and comparator group practices. For the list of companies comprised in the comparator group, please refer to the section entitled “Executive Compensation Framework” above.

For fiscal 2025, the long-term incentives target of the NEOs expressed as a percentage of base salary were as follows:

TARGET

Paul Raymond President and Chief Executive Officer	250%

Debbie Di Gregorio Interim Chief Financial Officer	15%

Nicolas Lavoie Former Chief Financial Officer	100%

Claude Thibault Former Chief Financial Officer	100%

C. Bernard Dockrill Chief Operating Officer	175%

Mike Feldman Senior Vice President, Enterprise Applications and Transformation	30%

Giulia Cirillo Chief Human Capital Officer	75%

For fiscal 2025, the Board adjusted the allocation of long-term incentive awards for executive officers. Instead of awarding 100% of these incentives as PSUs as in fiscal 2024, the Board chose to split the awards equally: 50% as PSUs and 50% as RSUs, both granted under the SUP for all NEOs. The only exception was Debbie Di Gregorio, Interim Chief Financial Officer, whose compensation mix reflected the structure for Vice Presidents given her interim status. As a result, she received 40% of her long-term incentive award as PSUs and 60% as RSUs.

PSUs

PSUs are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value and to provide a means through which the Company may attract and retain key personnel.

PSUs granted up to fiscal 2025 fall under the LTIP, with a standard vesting period of three years from the date of grant. Vested PSUs shall be settled as soon as practicable following vesting according with their settlement schedule by issuing from treasury one subordinate voting share for each PSU held.

While the Company currently intends to settle PSUs by issuing subordinate voting shares from treasury, it retains the option to settle them in cash instead. In such cases, the cash payment for each PSU is determined based on the five-day volume weighted average trading price of the shares on the TSX (the “5-day VWAP”) prior to the date of settlement.

Annual awards of PSUs are granted at the discretion of the Board based on the executive officer’s performance, level of expertise, responsibilities.

The price at which PSUs were granted until fiscal 2023 was equal to the closing price of the subordinate voting shares on the TSX on the day immediately preceding the date of grant, and the price at which PSUs and RSUs were granted starting fiscal 2024 was equal to the 5-day VWAP immediately prior to the date of grant.

Please refer to the section entitled “Long Term Incentives – Performance Share Units Features” for a summary of the key terms of PSUs granted through fiscal 2025.

Previously, the performance criteria for PSUs issued until the end of fiscal 2024 were based on two performance metrics: Alithya’s Quarterly Revenue Run Rate and the Relative Total Shareholder Return (“TSR”). The Quarterly Revenue Run Rate metric was based on achieving target revenues for each fiscal quarter of the performance period and the TSR measure was determined based on the TSR realized over the performance period compared to the TSR over the same performance period for each company included in the TSR performance peer group.

For fiscal 2025, following an extensive review, the Board introduced new performance measures. These measures vary depending on whether the recipient is a member of the Executive Committee or not.

For members of the Executive Committee, PSUs issued in fiscal 2025 are subject to the achievement of four specific performance metrics: a 3-year cumulative (i) organic growth in terms of revenues, (ii) organic growth in terms of Adjusted EBITDA, (iii) M&A growth in terms of revenues, and (iv) M&A growth in terms of Adjusted EBITDA. The final multiplier is based on the following formula:

40% 3-year cumulative organic growth - revenues	+	40% 3-year cumulative organic growth - Adjusted EBITDA	+	10% 3-year cumulative M&A growth - revenues	+	10% 3-year cumulative M&A growth - Adjusted EBITDA

ALITHYA | Compensation Discussion and Analysis  38

For other eligible LTIP participants, PSUs issued in fiscal 2025 are subject to the achievement of two specific performance metrics: a 3-year cumulative (i) organic growth in terms of revenues, and (ii) organic growth in terms of Adjusted EBITDA. The final multiplier is based on the following formula:

50% 3-year cumulative organic growth - revenues	+	50% 3-year cumulative organic growth - Adjusted EBITDA

In either case, the multiplier for each performance metric is determined as follows:

PERFORMANCE LEVEL	REVENUES	MULTIPLIER

Minimum	<90% of target	0%

Threshold	90% of target	50%

Target	100% of target	100%

Maximum	120% of target	150%

As such, the maximum final multiplier is 150% and can be achieved if all performance criteria reach 120% during the performance period.

For greater certainty, the 3-year cumulative organic growth revenues and Adjusted EBITDA performance metrics are calculated by excluding the trailing twelve-month baseline revenues and Adjusted EBITDA of any business acquired by the Company during the performance period. This ensures that only the growth generated during the performance period by the acquired business, above its trailing twelve-month baseline revenues and Adjusted EBITDA at the time of acquisition, is considered as organic growth.

If the percentage achievement of a performance metric for the performance period falls between two levels, the multiplier is calculated on a straight-line interpolation between the two levels. If the percentage achievement of a performance metric during the performance period does not reach 90%, the multiplier for that performance metric is zero.

The Company does not disclose specific annual revenues objectives to avoid significant competitive disadvantage that would arise from such disclosures. Disclosing the specific objectives set in line with the Company’s annual budget would expose the Company to serious prejudice and negatively impact its competitive advantage. For example, it may impair the Company’s ability to negotiate accretive business agreements, putting incremental pressure on its profit margins.

RSUs

For fiscal 2025, the Company granted RSUs under the SUP as part of its annual grant of long-term incentives. The vesting period of RSUs granted as part of the Company’s annual grant of long-term incentives for fiscal 2025 is three years from the date of grant and vested RSUs shall automatically be settled as soon as practicable following their vesting date.

Discretionary RSUs granted under the SUP were awarded to Nicolas Lavoie, former Chief Financial Officer, as a recruitment incentive. However, these RSUs were forfeited and cancelled at the time of his departure on May 31, 2025. These RSUs would have vested in three equal instalments on each anniversary of the grant date, with vested RSUs to be settled as soon as practicable following vesting.

Although it is the Company’s current intent to settle RSUs in subordinate voting share purchased on the TSX, RSUs can also be settled in cash, at the election of the Company, in which case the cash amount paid for each RSU is based on the 5-day VWAP prior to and including the vesting date.

RSUs issued under the SUP are non-dilutive as they do not result in issuances of subordinate voting shares from treasury.

Please refer to the section entitled “Long Term Incentives – Restricted Share Units Features” for a summary of the key terms of RSUs.

Options

Options to purchase subordinate voting shares were granted until fiscal 2023 with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value. If the price of the subordinate voting shares increases between the grant date and the vesting date, options have a realizable value. Gains are realized once the options are exercised and the underlying shares subsequently sold and are equal to the difference between the selling price of the subordinate voting shares and the price of the subordinate voting shares on the grant date, multiplied by the number of options exercised.

The exercise price of options granted until fiscal 2023 was equal to the closing price of the subordinate voting shares on the TSX on the day immediately preceding the date of grant. The LTIP was amended on February 13, 2023 to amend the definition of “Market Price” which is used to determine the exercise price. The exercise price of options to be granted in the future, if any, will therefore be equal to the 5-day VWAP.

Please refer to the section entitled “Long Term Incentives – Option Features” for a summary of the key terms of options issued under the LTIP until fiscal 2023.

OTHER BENEFITS

Share Purchase Plan

Through its ESPP, the Company offers all its eligible employees and those of its subsidiaries, including the NEOs, the opportunity to purchase subordinate voting shares through payroll deductions. The Company also matches the participants’ contributions, up to a maximum percentage of the employee’s gross salary. Subordinate voting shares are purchased on the open market. For a summary of the material provisions of the Company’s ESPP, please refer to Schedule A of this Information Circular.

Group Insurance Benefits

The Company offers its executive officers long-term and short-term disability coverage, medical and dental insurance (including coverage for eligible dependents) and life insurance. The actual value of these benefits varies from time to time depending, among other things, on applicable costs.

401(k) Tax Deferred Savings Plan

U.S. executive officers are entitled to participate in the Company’s 401(k) tax deferred savings plan (“401(k) Plan”) which is available to all eligible U.S. employees and through which the Company matches a certain percentage of each participant’s annual contribution made under the 401(k) Plan, up to 1.8% of each participant’s annual base salary.

Perquisites

The Company also provides its NEOs a limited number of perquisites and personal benefits, the nature and value of which, in the view of the Compensation Committee, are reasonable and aligned with general market practices.

ALITHYA | Compensation Discussion and Analysis  39

Compensation of the NEOs

The following briefly presents the Company’s NEOs and the key compensation components of their target total direct compensation for fiscal 2025.

PAUL RAYMOND

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Paul Raymond has served as President and Chief Executive Officer of Alithya since April 2012 and previously served as Chief Operating Officer from April 2011 to March 2012. Before joining Alithya, Mr. Raymond held several key senior management positions in a major information technology firm. Mr. Raymond is a computer engineering graduate from the Royal Military College of Canada.

2025 TARGET TOTAL DIRECT COMPENSATION(1)

COMPONENTS	FIXED	AT-RISK

Salary	22.22%	-

Annual Bonus	-	22.22%

Long-Term Incentives(2)	-	55.56%

Total Direct Compensation	22.22%	77.78%

DEBBIE DI GREGORIO

INTERIM CHIEF FINANCIAL OFFICER

Debbie Di Gregorio served as Interim Chief Financial Officer of Alithya between June 2024 and December 2024 and March 2025 and July 2025, after which she returned to her position as Vice President, Finance, a position she had held since she first joined Alithya in October 2018. Before joining Alithya, she held senior finance positions, including Vice President, Audit, at Richter LLP, for nearly 25 years. Ms. Di Gregorio is a Chartered Professional Accountant (CPA). She holds a Bachelor of Commerce from Concordia University and a Graduate Diploma in accounting from McGill University.

2025 TARGET TOTAL DIRECT COMPENSATION(1)

COMPONENTS	FIXED	AT-RISK

Salary	68.97%	-

Annual Bonus	-	20.69%

Long-Term Incentives(2)	-	10.34%

Total Direct Compensation	68.97%	31.03%

NICOLAS LAVOIE

FORMER CHIEF FINANCIAL OFFICER(3)

Nicolas Lavoie served as Chief Financial Officer of Alithya between December 2024 and March 2025. Before joining Alithya, he was Chief Financial and Administrative Officer since 2022, and Chief Financial Officer from 2018 to 2022, of Groupe Solotech Inc. Mr. Lavoie is a Chartered Professional Accountant (CPA) and a Chartered Financial Analyst (CFA). He holds a Bachelor of Business Administration from Université Laval.

2025 TARGET TOTAL DIRECT COMPENSATION(1)

COMPONENTS	FIXED	AT-RISK

Salary	37.04%	-

Annual Bonus	-	25.92%

Long-Term Incentives(2)	-	37.04%

Total Direct Compensation	37.04%	62.96%

CLAUDE THIBAULT

FORMER CHIEF FINANCIAL OFFICER(4)

Claude Thibault was the Chief Financial Officer of Alithya until June 2024, a position he had held since August 2018 when he joined Alithya. Before joining Alithya, he held various senior management positions, including as Chief Financial Officer, at private and public companies. Mr. Thibault is a Chartered Professional Accountant (CPA, CA-CF) and a Chartered Business Valuator (CBV). He holds a Bachelor in Accounting from HEC Montréal and a Master of Business Administration from McGill University.

2025 TARGET TOTAL DIRECT COMPENSATION(1)

COMPONENTS	FIXED	AT-RISK

Salary	40.00%	-

Annual Bonus	-	20.00%

Long-Term Incentives(2)	-	40.00%

Total Direct Compensation	40.00%	60.00%

C. BERNARD DOCKRILL

CHIEF OPERATING OFFICER

C. Bernard Dockrill is the Chief Operating Officer of Alithya, a position he has held since January 2023 when he joined Alithya. Before joining Alithya, Mr. Dockrill held a senior management position at a major information technology firm. Mr. Dockrill holds a Bachelor of Science in mechanical engineering from Queen’s University in Kingston, Ontario.

2025 TARGET TOTAL DIRECT COMPENSATION(1)

COMPONENTS	FIXED	AT-RISK

Salary	28.57%	-

Annual Bonus	-	21.43%

Long-Term Incentives(2)	-	50.00%

Total Direct Compensation	28.57%	71.43%

MIKE FELDMAN

SENIOR VICE PRESIDENT, ENTERPRISE APPLICATIONS AND TRANSFORMATION

Mike Feldman is Senior Vice President, Enterprise Applications and Transformation of Alithya, a position he has held since April 2025. Previously, he served as Senior Vice President, Oracle at Alithya between January 2021 and April 2025 and Vice President, Alithya Oracle Healthcare between December 2019 and January 2021. He first joined Alithya in December 2019 through the acquisition of Travercent, LLC in December 2019, a company he had founded. Mr. Feldman holds a Bachelor of Business Administration and a Master in Professional Accounting from the University of Texas.

2025 TARGET TOTAL DIRECT COMPENSATION(1)

COMPONENTS	FIXED	AT-RISK

Salary	48.78%	-

Annual Bonus	-	36.59%

Long-Term Incentives(2)	-	14.63%

Total Direct Compensation	48.78%	51.22%

ALITHYA  |  Compensation Discussion and Analysis  40

GIULIA CIRILLO

CHIEF HUMAN CAPITAL OFFICER

Giulia Cirillo is Chief Human Capital Officer of Alithya, a position she has held since April 2023 when she first joined Alithya. Prior to joining Alithya, she served as Senior Vice President and Chief Human Resources and Global Communications Officer at PSP Investments from January 2016 to December 2022. Ms. Cirillo holds a Bachelor in Economics and Industrial Relations from McGill University and a Master of Business Administration from the joint Executive program of HEC Montréal/McGill University.

2025 TARGET TOTAL DIRECT COMPENSATION(1)

COMPONENTS	FIXED	AT-RISK

Salary	44.44%	-

Annual Bonus	-	22.22%

Long-Term Incentives(2)	-	33.34%

Total Direct Compensation	44.44%	55.56%

(1)	The total direct compensation excludes compensation received and which is reflected in the “All Other Compensation” column of the Summary Compensation Table.

(2)

For fiscal 2025, the long-term incentives target of each NEO is comprised of PSUs granted under the LTIP and RSUs granted under the SUP. The discretionary RSUs granted to Nicolas Lavoie have been excluded from these calculations, as they were granted as a recruitment incentive and did not relate to his target compensation for fiscal 2025.

(3)

Nicolas Lavoie ceased to serve as Chief Financial Officer effective March 26, 2025. Although he stepped down as Chief Financial Officer before March 31, 2025, he continued as an employee until May 31, 2025. While the table above shows long-term incentives target for Mr. Lavoie, all of his long-term incentives were forfeited and cancelled at the time of his departure on May 31, 2025.

(4)

Claude Thibault ceased to serve as Chief Financial Officer effective June 28, 2024. Although the table shows both short- and long-term incentives targets for Mr. Thibault, he only received (as part of his severance package) a pro rated annual bonus for fiscal 2025, corresponding to his service from April 1, 2024 to June 28, 2024. He did not receive any long-term awards for fiscal 2025, as he was no longer serving as Chief Financial Officer when those awards were granted.

SUMMARY COMPENSATION TABLE

The following table sets forth the annual total compensation for the NEOs:

NAME AND TITLE	FISCAL YEAR	SALARY ($)	SHARE-BASED AWARDS(1) ($)	OPTION- BASED AWARDS(2) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – ANNUAL INCENTIVE PLAN(3) ($)	ALL OTHER COMPENSATION(4) ($)	TOTAL COMPENSATION ($)

Paul Raymond President and Chief Executive Officer	2025	630,000	1,626,739	-	443,910	40,352	2,741,001
	2024	600,288	810,389	-	-	38,542	1,449,219
	2023	577,200	526,987	311,688	474,920	37,162	1,927,957

Debbie Di Gregorio(5) Interim Chief Financial Officer	2025	255,542	32,430	-	60,520	11,523	360,015
	2024	209,600	29,783	-	-	12,467	251,850
	2023	188,724	19,500	29,250	43,887	12,646	294,007
Nicolas Lavoie(6) Former Chief Financial Officer	2025	146,154	449,498(1)	-	67,631	207,229(4)	870,512

Claude Thibault(7) Former Chief Financial Officer	2025	91,938	-	-	47,813	848,941(3)	988,692
	2024	367,750	239,037	-	-	19,803	626,590
	2023	353,600	159,297	91,936	171,142	19,486	795,461

C. Bernard Dockrill(8)(9) Chief Operating Officer	2025	638,416	1,176,307	-	366,116	65,724	2,246,563
	2024	566,162	1,175,349	-	-	55,651	1,797,162
	2023	88,032	-	-	62,834	5,488	156,354

Mike Feldman(9) Senior Vice President, Enterprise Applications and Transformation	2025	521,004	156,566	-	317,047	58,664	1,053,281
	2024	483,904	56,729	-	177,150	52,622	770,405
	2023	436,000	36,372	56,211	250,343	45,971	824,897

Giulia Cirillo(10) Chief Human Capital Officer	2025	367,500	290,716	-	150,724	19,672	828,612
	2024	325,096	224,249	-	-	19,044	568,389

(1)

The amounts shown in this column include PSUs awarded in fiscal 2023, 2024 and 2025, Matching DSUs awarded for fiscal 2023 and 2025, RSUs awarded in fiscal 2025 and the discretionary RSUs granted under the SUP as recruitment incentive awards to C. Bernard Dockrill in fiscal 2024 and to Nicolas Lavoie in fiscal 2025. No amount is indicated for Claude Thibault for fiscal 2025 as he did not receive long-term incentive awards.

(i) Awards of PSUs are determined as a percentage of the NEOs’ base salary. To determine the number of units granted for PSUs granted for fiscal 2025 and 2024, the value awarded was divided by the 5-day VWAP prior to the date of grant, while for PSUs granted for fiscal 2023, the value was divided by the closing price of the subordinate voting shares on the TSX on the day immediately preceding the date of grant. The number of performance share rights earned pursuant to a PSU may increase or decrease depending on whether the performance metrics are reached or exceeded during the performance period. The target number of PSUs granted represents a fair estimate of the potential vesting of such grants, which is a common approach. For fiscal 2023, 2024 and 2025, the PSU target amounts awarded to each of the NEO was as follows:

	Fiscal 2023 ($)	Fiscal 2024 ($)	Fiscal 2025 ($)

Paul Raymond	467,532	810,389	787,500

Debbie Di Gregorio	19,500	29,784	12,972

Nicolas Lavoie	-	-	79,167

Claude Thibault	137,904	239,037	-

C. Bernard Dockrill	-	443,722	575,990

ALITHYA  |  Compensation Discussion and Analysis  41

	Fiscal 2023 ($)	Fiscal 2024 ($)	Fiscal 2025 ($)

Mike Feldman	79,684	55,556	78,283

Giulia Cirillo	-	224,249	137,813

(ii) Awards of RSUs are determined as a percentage of the NEOs’ base salary. To determine the number of units granted for RSUs granted for fiscal 2025, the value awarded was divided by the 5-day VWAP prior to the date of grant. For fiscal 2025, the RSU amounts awarded to each of the NEO were the same as those for PSUs in the preceding table, as NEOs received 50% of their share-based awards in the form of PSUs and 50% in the form of RSUs, except for Debbie Di Gregorio who received $19,458 in the form of RSUs as her mix was of 60% in the form of RSUs and 40% in the form of PSUs.

(iii) For fiscal 2023 and 2025, the Matching DSUs amounts awarded to each of the NEOs was a follows:

	Fiscal 2023 ($)	Fiscal 2025 ($)

Paul Raymond	59,365	51,739

Debbie Di Gregorio	-	-

Nicolas Lavoie	-	-

Claude Thibault	21,393	-

C. Bernard Dockrill	-	24,327

Mike Feldman	-	-

Giulia Cirillo	-	15,091

For fiscal 2023, only Paul Raymond and Claude Thibault received Matching DSUs under the Bonus Election Program. The other NEOs did not participate, either because they were not employed by Alithya at the time or they were not serving as executive officers. For fiscal 2024, no Matching DSUs were awarded as eligible participants to the Bonus Election Program did not receive a short-term incentive payout For fiscal 2025, Debbie Di Gregorio and Nicolas Lavoie were not executive officers at the time of elections, Claude Thibault did not receive Matching DSUs as he ceased to be an employee on June 28, 2024, prior to the date Matching DSUs were granted, and Mike Feldman elected not to participate in the Bonus Election Program. To determine the number of units granted for Matching DSUs, the amount awarded was divided by the 5-day VWAP prior to the date of grant. The amounts showed in this column do not include DSUs issued in lieu of an annual bonus pursuant to the Bonus Election Program for fiscal 2023 and fiscal 2025 as such amounts have to be reflected in the “Non-Equity Incentive Plan Compensation – Annual Incentive Plan” column. For additional details on the Bonus Election Program, please refer to the “Short-Term Incentives (Annual Bonuses)” section.

(iv) The special recruitment award of RSUs to C. Bernard Dockrill awarded in fiscal 2024 has a value of $731,627. For additional details on such award, please refer to the “Long Term Incentives – Restricted Share Units Features” section.

(v) For Nicolas Lavoie, the amount shown in this column includes his long-term incentive award for fiscal 2025 and his special recruitment award of RSUs which had a grant value of $291,165, all of which were, however, forfeited and cancelled at the time of his departure on May 31, 2025.

(2)

The fair value of options granted for fiscal 2023 is the accounting fair value of the options determined in accordance with IFRS 2 using the Black-Scholes option pricing model. The calculation of the fair value of the options yielded a grant date fair value of $1.38. The assumptions to determine Black-Scholes values were as follows:

Fiscal 2023

Dividend (%)	0.00

Expected volatility (%)	35.00

Risk-free interest rate (%)	3.50

Expected life (years)	6.63

(3)

This column shows the amounts of the annual bonuses awarded to the NEOs for fiscal 2023, 2024 and 2025 determined in accordance with the formula described under the section entitled “Executive Compensation Description – Short-Term Incentives (Annual Bonus)” as well as, for Paul Raymond, Debbie Di Gregorio, C. Bernard Dockrill and Giulia Cirillo, discretionary bonuses in connection with the closing of the acquisition of XRM Vision Inc. and its affiliates for fiscal 2025. For Nicolas Lavoie, the amount shown represents the annual bonus payable for the period between December 9, 2024 and March 31, 2025. Since fiscal 2023, certain executives are entitled to elect to receive up to 50% of their annual bonus payout into DSUs issued pursuant to the Share Unit Plan as part of the Bonus Election Program, on a voluntary basis, and the Company matches 25% of the amount of units received by issuing Matching DSUs, which Matching DSUs vest on the first anniversary of the date of grant. For fiscal 2023, Paul Raymond and Claude Thibault elected to receive 50% of their annual bonus in DSUs. The other NEOs did not participate in the Bonus Election Program as they were either not employed by Alithya in fiscal 2023 or not executive officers at the time of elections for fiscal 2023. For fiscal 2024, there was no bonus payout, except for Mike Feldman who had however elected not to participate in the Bonus Election Program. For fiscal 2025, Paul Raymond and Giulia Cirillo elected to receive 50% of their annual bonus in DSUs, C. Bernard Dockrill elected to receive 30% of his annual bonus in DSUs and Mike Feldman elected not to participate in the Bonus Election Program. Nicolas Lavoie did not make an election for fiscal 2025 and Debbie Di Gregorio did not participate in the Bonus Election Program due to the interim nature of her role. Amounts shown in this column do not take into account such elections and do not include Matching DSUs which are included in the “Share-Based Awards” column.

For Claude Thibault, the amount shown represents the pro rated annual bonus he received, as part of his severance package, corresponding to his service from April 1, 2024 to June 28, 2024 and assuming the Company achieved 100% of its performance goals.

(4)

This column includes Alithya’s contributions under the ESPP and towards health insurance benefits and related insurance coverage but excludes the value of perquisites and other personal benefits which in the aggregate was less than $50,000 or 10% of the total salary for the applicable fiscal year and which is not required to be disclosed under CSA rules.

For Nicolas Lavoie, this column includes a recruitment short-term cash incentive of $200,500, which was subject to a clawback as he left the Company before the first anniversary of his hiring date.

For C. Bernard Dockrill, this column includes $1,143 for fiscal 2023, $8,623 for fiscal 2024 and $9,063 for fiscal 2025 in respect of employer matching contributions to the 401(k) Plan. For Mike Feldman, this column includes $6,580 for fiscal 2023, $7,506 for fiscal 2024 and $7,830 for fiscal 2025 in respect of employer matching contributions to the 401(k) Plan. 401(k) Plan matching contributions are made in U.S. dollars.

For Claude Thibault, this column includes $802,861 as severance in connection with the end of his employment. Please refer to the section entitled “Termination Without Cause, Voluntary Resignation, Retirement, Termination for Cause and Change of Control Payments” for more details on his severance.

(5)

For fiscal 2025, Debbie Di Gregorio served as Interim Chief Financial Officer from June 28, 2024 to December 9, 2024, and again from March 26 to 31, 2025. Her reported compensation for fiscal 2025 includes an honorarium received during these periods in addition to her regular base salary. For fiscal 2023 and 2024, her reported compensation reflects her compensation as Vice President, Finance.

(6)

Nicolas Lavoie joined Alithya as Chief Financial Officer on December 9, 2024 and acted in such capacity until March 26, 2025, although he remained an employee until May 31, 2025. Accordingly, his compensation shown in the table reflects his compensation between December 9, 2024 and March 31, 2025 in all capacities. Please refer to footnotes 1 and 4 for more details on the amounts shown for Mr. Lavoie in the “Share-Based Compensation” and “All Other Compensation” columns.

(7)

Claude Thibault ceased to serve as Chief Financial Officer effective June 28, 2024. As such, his fiscal 2025 compensation reflects his compensation for the period between April 1, 2024 and June 28, 2024 and his severance. Please refer to footnote 4 for more details on his severance package included in the “All Other Compensation” column.

(8)	C. Bernard Dockrill joined Alithya on January 30, 2023. Accordingly, his compensation for fiscal 2023 only covers two months.

(9)

While C. Bernard Dockrill and Mike Feldman are paid in U.S. dollars, the amounts included in the table are in Canadian dollars, converted on the basis of the average exchange rate used in the Company’s audited consolidated financial statements for fiscal 2025, 2024 and 2023 which was $1.3917, $1.3485 and $1.3226 for each U.S. dollar respectively.

(10)	Giulia Cirillo joined Alithya on April 24, 2023. Accordingly, no compensation is presented for her for fiscal 2023.

ALITHYA  |  Compensation Discussion and Analysis  42

Incentive Plan Awards Held and Vested

INCENTIVE PLAN AWARDS – OUTSTANDING AWARDS HELD

The following table shows all options-based awards and share-based awards held by Alithya’s NEOs as at March 31, 2025:

	OPTION-BASED AWARDS(1)				SHARE-BASED AWARDS
NAME AND TITLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS(2) ($)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED(3) (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED(4) ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE- BASED AWARDS NOT PAID OUT OR DISTRIBUTED(5) ($)

Paul Raymond(6)(7)	52,632	1.90	June 27, 2025	-
Chief Executive Officer	100,000	2.87	June 27, 2025	-
	100,000	2.96	March 31, 2026	-
	100,000	3.80	May 16, 2027	-
	135,000	4.50	October 31, 2028	-
	100,000	3.64	June 20, 2029	-
	150,000	2.26	June 22, 2030	-
	311,617	3.23	June 13, 2031	-
	226,074	3.25	June 20, 2032	-
	1,275,323			-	1,443,431	2,468,267	220,491
Debbie Di Gregorio(8)	10,000	4.50	October 31, 2028	-
Interim Chief Financial	5,000	3.64	June 20, 2029	-
Officer	9,000	2.26	June 22, 2030	-
	8,000	3.23	June 13, 2031	-
	9,000	3.25	June 20, 2032	-
	41,000			-	38,448	65,746	-
Nicolas Lavoie(9)	-	-	-	-
Former Chief Financial Officer	-			-	270,422	462,422	-
Claude Thibault(10)	-	-	-	-
Former Chief Financial Officer	-			-	-	-	-
C. Bernard Dockrill(11)	-	-	-	-
Chief Operating Officer	-			-	1,105,713	1,890,769	-
Mike Feldman(12)	10,000	2.27	June 22, 2030	-
Senior Vice President,	22,000	3.24	June 13, 2031	-
Enterprise Applications	17,000	3.25	June 20, 2032	-
and Transformation	49,000			-	131,012	224,031	-
Giulia Cirillo	-	-	-	-
Chief Human Capital Officer	-			-	263,233	450,128	-

(1)

The option-based awards section of the table includes (i) options originally granted by the Company before it went public (“Pre-IPO Alithya”), which were converted, on substantially the same terms and conditions as were applicable under the outstanding incentive plans of Pre-IPO Alithya immediately prior to the acquisition of Edgewater Technology, Inc. (“Edgewater”) (the “Edgewater Acquisition”), into options to acquire a number of subordinate voting shares equal to the number of shares subject to such options for options of Pre-IPO Alithya, and (ii) options issued as part of the NEOs’ compensation until fiscal 2023.

(2)

No value is shown as the options’ exercise prices were all greater than the closing price of the subordinate voting shares on the TSX on March 31, 2025, the last trading day of fiscal 2025 ($1.71). The actual value realized will be based on the actual in-the-money value upon exercise of the options, if any. C. Bernard Dockrill, Nicolas Lavoie and Giulia Cirillo do not hold any options as they were not employee at the time of awards of fiscal 2023, the last year options were granted.

(3)

This column shows the number of PSUs and RSUs held by each NEO, all of which were unvested as at March 31, 2025. It does not include Matching DSUs as Matching DSUs issued for fiscal 2023 were vested as at March 31, 2025, and the NEOs did not receive any Matching DSUs for fiscal 2024.

(4)

The value shown is established by multiplying the number of unvested PSUs and RSUs by the closing price of the subordinate voting shares on the TSX on March 31, 2025 ($1.71), the last trading day of fiscal 2025 and, for PSUs, assumes that target performance and vesting conditions will be fully met and result in a payout of 100%. The actual value realized will be based on actual performance at settlement. This column overstates the actual value of unvested share-based awards as the PSUs awarded for fiscal 2023 vested with a performance multiplier of 0 and were as such all forfeited and cancelled after March 31, 2025.

(5)

As all PSUs and RSUs were unvested as at March 31, 2025, this column only shows the value of vested DSUs issued pursuant to the Bonus Election Program. The value shown is established by multiplying the number of vested DSUs by the closing price of the subordinate voting shares on the TSX on March 31, 2025 ($1.71), the last trading day of fiscal 2025. Mr. Raymond is the only NEO who held DSUs as at March 31, 2025, as only Mr. Thibault and himself received DSUs for fiscal 2023 and Mr. Thibault’s DSUs were settled prior to March 31, 2025, no DSUs were awarded for fiscal 2024, and DSUs for fiscal 2025 were awarded on June 23, 2025.

(6)

Except for those options of Paul Raymond which expire on October 31, 2028 and thereafter and entitle him to acquire subordinate voting shares, all other options held by Mr. Raymond are options which were originally granted by Pre-IPO Alithya prior to the Edgewater Acquisition and converted in options of the Company. Each such option entitles him to acquire multiple voting shares.

(7)

The options of Paul Raymond which are indicated as expiring on June 27, 2025 had an original expiry date of March 31, 2025, but were automatically extended to June 27, 2025 as per the terms of the Pre-IPO Alithya Stock Option Plan.

(8)

Debbie Di Gregorio served as Interim Chief Financial Officer from June 28, 2024 to December 9, 2024, and March 26, 2025 to March 31, 2025. Her options were all granted while she was serving in capacity as Vice President, Finance.

(9)

Nicolas Lavoie joined Alithya as Chief Financial Officer on December 9, 2024, and served in this role until March 26, 2025. Although he stepped down as Chief Financial Officer before March 31, 2025, he continued as an employee until May 31, 2025. As a result, the table above shows values of his awards held as of March 31, 2025. The number of shares or units that have not vested and related market or payout value indicated for Mr. Lavoie include his long-term incentive awards of PSUs and RSUs for fiscal 2025 as well as a recruitment incentive award in the form of RSUs, all of which were forfeited and cancelled at the time of his departure on May 31, 2025.

(10)

Claude Thibault ceased to serve as Chief Financial Officer effective June 28, 2024. No amount is shown for Mr. Thibault as all of his options and PSUs had been forfeited and cancelled, and all of his DSUs had been settled, prior to March 31, 2025.

(11)

For C. Bernard Dockrill, the number of shares or units that have not vested and related market or payout value include PSUs granted for fiscal 2024 and 2025, RSUs granted for fiscal 2025, as well as a recruitment incentive award in the form of RSUs. For additional details on his recruitment incentive award, please refer to the section entitled “Long Term Incentives – Restricted Share Units Features”.

(12)

The exercise price of Mike Feldman’s options slightly differs from options granted to other NEOs on the same date as his options were originally granted in U.S. dollars and, following the delisting from Nasdaq, the Company converted the U.S. dollar exercise prices in Canadian dollars in accordance with applicable laws and regulations.

ALITHYA  |  Compensation Discussion and Analysis  43

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table shows the value from incentive plans vested or earned, as well as the gain earned from options exercised, by the NEOs under the Company’s incentive plans during fiscal 2025.

NAME AND TITLE	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR(1) ($)	NUMBER OF OPTIONS EXERCISED DURING THE YEAR(2)	VALUE REALIZED ON EXERCISE OF OPTIONS DURING THE YEAR(2) ($)	SHARE-BASED AWARDS - VALUE VESTED DURING THE YEAR(3) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR(4) ($)

Paul Raymond President and Chief Executive Officer	-	-	-	124,393	443,910

Debbie Di Gregorio Interim Chief Financial Officer	-	-	-	-	60,520

Nicolas Lavoie(5) Former Chief Financial Officer	-	-	-	-	67,631

Claude Thibault(6) Former Chief Financial Officer	-	-	-	40,301	47,813

C. Bernard Dockrill Chief Operating Officer	-	-	-	-	366,116

Mike Feldman Senior Vice President, Enterprise Applications and Transformation	-	-	-	5,008	317,047

Giulia Cirillo Chief Human Capital Officer	-	-	-	-	150,724

(1)

This column shows the value of options held by the NEOs which vested during fiscal 2025. No amount is shown, as all options held by the NEOs that vested during fiscal 2025 had exercise prices above the closing price of the subordinate voting shares on the TSX on the day the options vested.

(2)	No options were exercised by the NEOs during fiscal 2025.

(3)

This column shows the value of share-based awards held by the NEOs which vested during fiscal 2025. It includes, for Paul Raymond, Claude Thibault and Mike Feldman, the value of PSUs granted for the fiscal year ended March 31, 2022, and which were settled in fiscal 2025 as well as, for Paul Raymond and Claude Thibault, Matching DSUs granted in fiscal 2024 under the Bonus Election Program in respect of their compensation for fiscal 2023 and which vested one year after the date of grant, i.e. in fiscal 2025. The value for PSUs is established by multiplying the number of PSUs that vested further to the performance multiplier of 0.27 by the closing price of the subordinate voting shares on the TSX on the day they vested ($2.21). The value for Matching DSUs is established by multiplying the number of Matching DSUs that vested by the closing price of the subordinate voting shares on the TSX on the day they vested ($2.14). DSUs become payable once employment with the Company is terminated.

(4)	This column shows the amount of annual bonus paid out to the NEOs.

(5)	Nicolas Lavoie joined Alithya as Chief Financial Officer on December 9, 2024 and served in this role until March 26, 2025.

(6)	Claude Thibault ceased to serve as Chief Financial Officer effective June 28, 2024.

Performance Graph

The subordinate voting shares are listed for trading on the TSX under the symbol ALYA. The following performance graph illustrates the cumulative return on a $100 investment in the subordinate voting shares from April 1, 2020 until March 31, 2025, compared with the cumulative return on the S&P/TSX Smallcap Index for the same period.

For the period between March 31, 2020 to March 31, 2023, the cumulative shareholder return on an investment in the subordinate voting shares followed a modest correlation with an investment on the S&P/TSX Smallcap Index, except that the cumulative shareholder return on an investment in the subordinate voting shares showed a marginal increase, in part, in management’s view, due to the adverse impacts of the COVID-19 pandemic and overall high capital markets volatility and economic uncertainty. For the period between March 31, 2023 to March 31, 2025, the cumulative shareholder return on an investment in the subordinate voting shares shows a decrease while the cumulative shareholder return on an investment on the S&P/TSX Smallcap Index shows an increase.

ALITHYA  |  Compensation Discussion and Analysis  44

Trends in Compensation

The following graph illustrates the trend in the aggregate total compensation paid to the then current NEOs compared to (i) the cumulative return on a $100 investment in the subordinate voting shares and (ii) the cumulative return on the S&P/TSX Smallcap Index over the period from March 31, 2020 to March 31, 2025.

From March 31, 2020 to March 31, 2024, the Company maintained a general alignment between total compensation provided to NEOs and its cumulative total shareholder return (“TSR”). Beginning in fiscal 2023, the Company introduced a more structured share-based compensation program, specifically performance share units (“PSUs”), to enhance retention and strengthen the link between pay and long-term performance. These equity-based awards are designed with multi-year vesting and are only paid out if certain performance goals are met, tying executive rewards to sustained results rather than short-term share price changes. This approach reflects the Compensation Committee’s commitment to incentivizing long-term performance.

For the year ended March 31, 2024, total NEO compensation decreased mainly because no annual incentive bonuses were paid out, which was consistent with the Company’s TSR performance for the year and the Company’s pay-for-performance philosophy. For the year ended March 31, 2025, total NEO compensation rose significantly due to two main factors: first, following a comprehensive market review of executive compensation practices, the Compensation Committee and Board decided to increase the proportion of at-risk compensation by allocating more PSUs; and second, the number of NEOs increased from five to seven due to leadership transitions in the Chief Financial Officer role which also led to the payment of a severance package. These unusual and temporary short-term factors were the primary drivers behind the higher compensation for fiscal 2025.

Long Term Incentives

SECURITIES AUTHORIZED FOR ISSUANCE

The table below indicates, as at March 31, 2025, certain information with respect to the Company’s LTIP. The table below does not include DSUs and RSUs issued to executive officers under the Company’s SUP as those are not settled in subordinate voting shares from treasury.

	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING SECURITIES (#)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING SECURITIES ($)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN THE FIRST COLUMN)(1) (#)

Equity awards approved by security holders (issuable under the LTIP)

Options(2)	3,547,141	3.37	-

DSUs	1,274,088	N/A	-

PSUs	3,072,867	N/A	-

Total	7,894,096	-	1,896,749

Equity compensation plans not approved by security holders	-	-	-

(1)	Based on 10% of the issued and outstanding Shares as at March 31, 2025.

(2)	Consists of 3,194,509 options to purchase subordinate voting shares and 352,632 options to purchase multiple voting shares.

ALITHYA  |  Compensation Discussion and Analysis  45

BURN RATE

The following table presents the burn rate of awards granted under the LTIP for fiscal 2025, 2024 and 2023:

	FISCAL 2025	FISCAL 2024	FISCAL 2023

Number of awards granted during the year	1,911,164	1,629,852	1,646,928

Weighted average number of issued and outstanding subordinate voting shares and multiple voting shares	96,313,316	95,527,385	94,178,549

Burn rate	1.98%	1.71%	1.75%

PERFORMANCE SHARE UNITS FEATURES

The following table shows the key terms of PSUs issued under the LTIP:

Shares Issuable	Subordinate voting shares.

Performance Period

Three fiscal years starting from April 1 of the fiscal year in respect of which the PSUs are issued. Please refer to the section entitled “Executive Compensation Description – Long-Term Incentives – PSUs” for a description of the performance criteria of PSUs.

Number of PSUs

An initial number of PSUs is granted. The final number of PSUs is subject to adjustment based on the extent to which the performance goals set out in the grant letter are achieved at the end of the performance period.

Vesting Criteria	Cliff vest on the third anniversary date of the date of grant.

Form of Settlement	Subordinate voting shares, unless the Board elects to settle them in cash.

Settlement Date	As soon as practicable following the third anniversary date of the date of grant, but in no event later than December 15 of the year of the third anniversary date.

Termination	Please refer to Schedule A for a description of the termination conditions.

OPTION FEATURES

The following table shows the key terms of options under the LTIP:

Shares Issuable	Subordinate voting shares.

Exercise Price

For options granted until fiscal 2023, equal to the closing price of the subordinate voting shares on the TSX on the date immediately preceding the date of grant. For options granted starting fiscal 2024, if any, equal to the volume weighted average price of the subordinate voting shares on the TSX for the five-trading day immediately preceding the date of grant.

Term	10 years.

Vesting Criteria

Vest and are exercisable in the manner set out in the applicable award agreement, subject to the participant continuing to be an employee or director, as applicable, or as otherwise agreed to by the Board. Options outstanding under the LTIP vest over a four-year period at a rate of 25% on each of the second and third anniversary dates of their grant and 50% on the fourth anniversary date of their grant.

Termination	Please refer to Schedule A for a description of the termination conditions.

LEGACY OPTION PLANS

Options granted under the Pre-IPO Alithya Stock Option Plan and Edgewater incentive plans (collectively, the “Legacy Plans”) that were outstanding immediately prior to the Edgewater Acquisition were converted into options to acquire Shares of Alithya at closing.

No further grants may be made under the Legacy Plans and an aggregate of 528,632 options, representing 0.53% of the outstanding Shares as at March 31, 2025, remained outstanding under the Pre-IPO Alithya Stock Option Plan and continue to be governed by the terms and conditions of such plan. As at March 31, 2025, there were no options outstanding under the Edgewater incentive plans.

Under the Pre-IPO Alithya Stock Option Plan:

•	options generally have a term of 10 years from their grant date and outstanding options are all fully vested;

•	there was no limits on grants to insiders;

•	the option exercise price was determined by the Board in its discretion and could be above or below the market price of the underlying shares at the time of the grant; and

•	options are not assignable in whole or in part, except pursuant to laws of descent or distribution.

The Board may amend the Pre-IPO Alithya Stock Option Plan at any time, provided that no amendment shall materially impair the rights of option holders in respect of previously granted options.

RESTRICTED SHARE UNITS FEATURES

The following table shows the key terms of the RSUs issued under the SUP:

Vesting Criteria	Cliff vest on the third anniversary date of the date of grant.(1)

Form of Settlement

Although it is currently the Company’s intent to settle RSUs in market-purchased shares purchased on the TSX, the Company may settle RSUs in cash. In the event of a cash payment, such payment shall be equal to the 5-day VWAP prior to and including the date of vesting multiplied by the number of RSUs.

Settlement Date	As soon as practicable following each vesting date.

Termination	Please refer to Schedule A for a description of the termination conditions.

(1)	For certain grants made exceptionally upon hiring, vesting takes place in three equal tranches on each of the first, second and third anniversary date of the date of grant or hiring.

ALITHYA  |  Compensation Discussion and Analysis  46

Employment Arrangements of the NEOs

The terms and conditions of the employment of each NEO are set forth in their employment agreement. Their employment is for an indefinite term (or at will) and include confidentiality, non-solicitation and non-competition covenants.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The following table summarizes the non-solicitation and non-competition covenants, severance payable upon termination without cause and change of control provisions applicable to the NEOs as at March 31, 2025.

NAME AND TITLE(1)	NON-SOLICITATION COVENANT	NON-COMPETITION COVENANT	PAYMENT IN THE EVENT OF A TERMINATION WITHOUT CAUSE(2)	PAYMENT IN THE EVENT OF A TERMINATION FOLLOWING A CHANGE OF CONTROL(2)(3)

Paul Raymond President and Chief Executive Officer	12 months	12 months	24 months of base salary and average of annual bonuses paid for the last two fiscal years	24 months of base salary and average of annual bonuses paid for the last two fiscal years

Debbie Di Gregorio Interim Chief Financial Officer	12 months	12 months	12 months of base salary	-

C. Bernard Dockrill Chief Operating Officer	12 months	12 months	12 months plus one month per year of service (subject to a maximum of 24 months) of base salary and average of annual bonuses paid for the last two fiscal years	24 months of base salary and average of annual bonuses paid for the last two fiscal years

Mike Feldman Senior Vice President, Enterprise Applications and Transformation	12 months	12 months	4 months plus one month per year of service (subject to a maximum of 12 months) of base salary	-

Giulia Cirillo Chief Human Capital Officer	12 months	12 months	12 months plus one month per year of service (subject to a maximum of 18 months) of base salary and average of annual bonuses paid for the last two fiscal years	24 months of base salary and average of annual bonuses paid for the last two fiscal years

(1)	Information in the above table was omitted for Claude Thibault and Nicolas Lavoie, as neither was serving as Chief Financial Officer as at March 31, 2025.

(2)	Paul Raymond, C. Bernard Dockrill, Mike Feldman and Giulia Cirillo would also be entitled to the continuity of certain benefits such as group insurance and outplacement services.

(3)

For Paul Raymond, C. Bernard Dockrill and Giulia Cirillo, applies in the event of termination without cause or resignation for good reason within 12 months following a change of control. Resignation for good reason includes the following: (i) if their compensation, including social benefits, is considerably reduced, (ii) if they suffer a significant diminution of their responsibilities, authority, status or hierarchy, taken as a whole, without their prior written consent, and (iii) if their principal place of work is relocated to a place located more than 100 kilometers from their usual principal place of work. Debbie Di Gregorio’s and Mike Feldman’s terms and conditions of employment do not contain specific provisions in the event of a termination following a change of control, the terms and conditions applicable in the event of a termination without cause or with cause would therefore apply by default, except that Debbie Di Gregorio is entitled to the same severance as a termination without cause if, after a change of control event or merger (excluding internal reorganizations), she is reassigned from Vice President, Finance to another role, refuses the reassignment, and resigns.

INCENTIVE COMPENSATION PAYMENTS IN THE EVENT OF TERMINATION, RESIGNATION, RETIREMENT, DEATH OR DISABILITY

Unless otherwise determined by the Board, the options, DSUs, RSUs and PSUs held by the NEOs would be treated as follows upon termination, resignation, retirement, death or disability, assuming a termination date of March 31, 2025:

PLAN(1)	TERMINATION WITHOUT CAUSE	VOLUNTARY RESIGNATION	RETIREMENT(2)	TERMINATION FOR CAUSE	TERMINATION FOLLOWING CHANGE OF CONTROL	DEATH OR DISABILITY

LTIP (Options granted since November 1, 2018 and PSUs granted prior to March 31, 2025)

Vested options are exercisable until the earlier of their expiration date and 90 days after termination

Vested PSUs are settled in accordance with their terms

Unvested options and PSUs are immediately forfeited and cancelled

Vested options are exercisable until the earlier of their expiration date and 90 days after resignation

Vested PSUs are settled in accordance with their terms

Unvested options and PSUs are immediately forfeited and cancelled

Unvested options continue to vest and remain exercisable until the earlier of their expiration date and the date that is 90 days following the last vesting date

Unvested PSUs continue to vest and are settled in accordance with their terms

Vested and unvested options and PSUs are immediately forfeited and cancelled	Unvested options and
PSUs vest immediately
if the NEO is
terminated without
cause within 24 months
of the change of control

Vested PSUs are
settled, and options
remain exercisable, in
accordance with their
terms

Unvested options and PSUs vest immediately

Options remain exercisable until the earlier of their expiration date and the date that is 90 days after the date of disability or 180 days after the day of death

Pre-IPO Alithya Stock Option Plan(3) (Options originally issued by Pre-IPO Alithya which were converted)	Options remain exercisable until the earlier of their expiration date and the date that is 60 days following the termination	Options remain exercisable until the earlier of their expiration date and the date that is 60 days following the resignation	Options remain exercisable until the earlier of their expiration date and the date that is 60 days following the retirement(4)	Options are immediately forfeited and cancelled	Options remain exercisable in accordance with their terms	Options remain exercisable until the date that is 60 days following the death or disability

SUP (DSUs and RSUs granted since June 2023)	Unvested Matching DSUs vest immediately, while unvested discretionary DSUs and discretionary RSUs are immediately forfeited and cancelled Vested awards are settled in accordance with their terms	Unvested Matching DSUs, discretionary DSUs and discretionary RSUs are immediately forfeited and cancelled Vested awards are settled in accordance with their terms	Unvested Matching DSUs, discretionary DSUs and discretionary RSUs continue to vest and are settled in accordance with their terms	Unvested Matching DSUs, discretionary DSUs and discretionary RSUs are immediately forfeited and cancelled Vested awards are settled in accordance with their terms	Unvested Matching
DSUs, discretionary
DSUs and discretionary
RSUs vest immediately
if the NEO is
terminated without
cause within 24 months
of the change of control

Vested awards are
settled in accordance
with their terms

Unvested Matching DSUs, discretionary DSUs and discretionary RSUs vest immediately

ALITHYA  |  Compensation Discussion and Analysis  47

(1)

As at March 31, 2025, the NEOs only had outstanding options and PSUs governed by the terms and conditions of the LTIP and the Pre-IPO Alithya Stock Option Plan as well as DSUs and RSUs governed by the terms and conditions of the SUP.

(2)

Under the LTIP and the SUP, in the event the participant commences employment with a direct competitor of the Company or breaches a non-competition or non-solicitation obligation during the retirement, all awards that have not been exercised or settled are forfeited and cancelled.

(3)

Options to acquire Shares originally issued under the Pre-IPO Alithya Stock Option Plan that were outstanding immediately prior to the Edgewater Acquisition are subject to the terms of the Pre-IPO Alithya Stock Option Plan. The table does not provide for the treatment of unvested options as all options governed by the Pre-IPO Alithya Stock Option Plan are vested and no further options may be granted thereunder.

(4)	The Pre-IPO Alithya Stock Option Plan does not contain any specific provisions with regards to retirement. The provisions applicable in the event of a voluntary resignation therefore apply by default.

TERMINATION WITHOUT CAUSE, VOLUNTARY RESIGNATION, RETIREMENT, TERMINATION FOR CAUSE AND CHANGE OF CONTROL PAYMENTS

The following table summarizes the severance and incremental amounts payable to each NEO in the event of a termination without cause and a termination following a change of control assuming a termination date of March 31, 2025. No severance or incremental amount is payable in the event of a voluntary resignation, retirement or termination for cause.

	TERMINATION WITHOUT CAUSE ($)		TERMINATION FOLLOWING A CHANGE OF CONTROL(2) ($)

NAME AND TITLE(1)	SEVERANCE(3)	INCENTIVE PLANS(4)	SEVERANCE(3)	INCENTIVE PLANS(5)

Paul Raymond President and Chief Executive Officer	1,734,920	-	1,734,920	2,468,267

Debbie Di Gregorio Interim Chief Financial Officer	281,060	-	281,060	65,746

C. Bernard Dockrill(6) Chief Operating Officer	806,555	-	1,382,665	1,890,769

Mike Feldman(6) Senior Vice President, Enterprise Applications and Transformation	434,906	-	434,906	224,031

Giulia Cirillo Chief Human Capital Officer	367,500	-	735,000	450,128

(1)

Information in the above table was omitted for Claude Thibault and Nicolas Lavoie. Please refer to the section entitled “Former Chief Financial Officer Severance Agreement” below for more details on Claude Thibault’s severance. No severance or incremental amount was payable to Nicolas Lavoie following his voluntary resignation.

(2)

As indicated in the table in the preceding section entitled “Incentive Compensation Payments in the Event of Termination, Resignation, Retirement, Death or Disability”, Paul Raymond, C. Bernard Dockrill and Giulia Cirillo are entitled to the severance shown in this column in the event of a termination without cause or resignation for good reason within 12 months following a change of control. As Debbie Di Gregorio’s and Mike Feldman’s terms and conditions of employment do not contain specific provisions in the event of a termination following a change of control, the terms and conditions applicable in the event of a termination without cause or with cause would therefore apply by default. The amount indicated in the table above for Ms. Di Gregorio and Mr. Feldman assumes a termination without cause scenario.

(3)	The amounts shown as severance do not include the costs associated with the continuity of certain benefits such as group insurance and outplacement services.

(4)

This column shows no amount as, in the event of a termination without cause, unvested awards under the LTIP and SUP are forfeited and cancelled, except for Matching DSUs issued under the SUP, which would vest immediately under the SUP. However, the NEOs didn’t hold any unvested Matching DSUs as at March 31, 2025. There is no impact for options governed by the Pre-IPO Alithya Stock Option Plan as all are already fully vested.

(5)

For a termination following a change of control, the amounts shown for the incentive plans include the value of unvested PSUs, RSUs and DSUs held by the NEO as at March 31, 2025 determined by multiplying the number of units by the closing price of the subordinate voting shares on the TSX on March 31, 2025 ($1.71) and assuming that PSUs would vest immediately with performance goals having been met at 100% of the specified target level of performance. No amount is included for unvested options as no unvested options were in-the-money as at March 31, 2025. The incentive plans provide for double trigger vesting upon termination of employment within 24 months following a change of control. NEOs would be eligible for immediate vesting only if no proper substitute is granted, or if the NEO is terminated without cause within 24 months of the change of control. For more detail on the value attributed to the options, PSUs, RSUs and DSUs, please refer to the table under the section entitled “Incentive Plan Awards – Outstanding Awards Held”.

(6)

C. Bernard Dockrill and Mike Feldman are paid in U.S. dollars. The amounts shown as severance are in Canadian dollars converted based on the average exchange rate used in the Company’s audited consolidated financial statements for fiscal 2025 which was $1.3917 for each U.S. dollar. For more detail on the value attributed to the options, PSUs, RSUs and DSUs, please refer to the table under the section entitled “Incentive Plan Awards – Outstanding Awards Held”.

FORMER CHIEF FINANCIAL OFFICER SEVERANCE AGREEMENT

Claude Thibault ceased to serve as Chief Financial Officer effective June 28, 2024. The terms of his severance were agreed in a severance agreement and were generally aligned with the severance payable in the event of a termination without cause in his employment agreement. According to the severance agreement, Mr. Thibault’s amounts and benefits included the following amounts: (i) $729,301 representing 17.88 months of base salary and average of annual bonuses (including the 25% matching amount under the Bonus Election Program) paid for the last two fiscal years, (ii) $47,813 representing his fiscal 2025 pro rated annual bonus payout, calculated based on the time worked between April 1 and June 28, 2024, and (iii) $11,952 representing the value of the Matching DSUs he would have been entitled to receive in connection with his fiscal 2025 annual bonus. An amount of $40,268 was also paid to Mr. Thibault to partially compensate for the estimated value of unvested long-term incentive awards that Mr. Thibault was required to forfeit upon departure and related employer Share Purchase Plan matching contributions for the duration of his severance period. In addition, a fee of $21,340 was agreed in consideration for transitional services to be provided as required following departure. These amounts are all reflect in the “All Other Compensation” column of the Summary Compensation Table earlier in this document, except for the annual bonus which is included in the “Non-Equity Incentive Plan Compensation – Annual Incentive Plan” column.

ALITHYA  |  Compensation Discussion and Analysis  48

Other Information

Indebtedness of Directors and Executive Officers

No director or executive officer of the Company, or any former director or executive officer of the Company, or any associate of any of the foregoing, is, or has been at any time during the fiscal year ended March 31, 2025, excluding routine indebtedness, indebted to the Company or its subsidiaries, either in connection with the purchase of securities of the Company or otherwise.

Interest of Informed Persons and Others in Material Transactions

The management of the Company is not aware of any material interest, direct or indirect, of any directors or executive officers of the Company, person that beneficially own, or control, directly or indirectly, more than 10% of the voting rights attached to Alithya’s Shares, or any associate or affiliate of such persons in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries.

Shareholder Proposals

The Company will include, as applicable, proposals from shareholders that comply with applicable laws and its advance notice by-law in its management information circular for its next annual meeting of shareholders to be held in respect of the fiscal year ending March 31, 2026. Shareholders who wish to submit a proposal, other than with regard to the nomination of directors, should send their proposal to the Corporate Secretary at the head office of the Company (700 René-Lévesque West Blvd, Suite 400, Montréal, Québec, H3B 1X8) with a copy at secretariat@alithya.com, by April 15, 2026. Shareholders who wish to propose the nomination of directors should abide by the prescribed timeframe provided for in the advance notice by-law of the Company.

Availability of Documents

The Company is a reporting issuer in Canada and the U.S. and is required to file various documents, including financial statements. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on the Company’s website at www.alithya.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, or may be obtained from the Company on request by email at secretariat@alithya.com or by mail or by phone as follows:

Corporate Secretariat

Alithya Group inc.

700 René-Lévesque West Blvd

Suite 400

Montréal, Québec, H3B 1X8

Tel: 1-844-985-5552

Approval

The Board of the Company has approved the contents of this Information Circular and its sending to the shareholders of the Company.

Nathalie Forcier

Chief Legal Officer and Corporate Secretary

July 14, 2025

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Schedule A | Long Term Incentive Plan and Share Purchase Plan Description

Long Term Incentive Plan

The following summary describes the material terms of the Long Term Incentive Plan of Alithya (the “LTIP”). This summary is, however, not a complete description of all the provisions of the LTIP and is qualified in its entirety by reference to the LTIP.

ADMINISTRATION

The LTIP is administered by the Board. The Board has the authority to, among other things, determine eligibility for awards to be granted, determine, modify or waive the type or types of, form of settlement of, and terms and conditions of awards, to accelerate the vesting or exercisability of awards, to adopt rules, guidelines and practices governing the operation of the LTIP as the Board deems advisable, to interpret the terms and provisions of the LTIP and any award agreement, and to otherwise do all things necessary or appropriate to carry out the purposes of the LTIP. To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board all or any of the powers conferred on it pursuant to the LTIP.

ELIGIBILITY

Certain Alithya employees and directors, and those of its designated affiliates, are eligible to participate in the LTIP. However, eligibility to participate will not confer any right to receive any grant of an award pursuant to the LTIP. The Board has the sole discretion, to determine the individuals to whom grants may be made.

AUTHORIZED SHARES

Shares issued upon the exercise or settlement of awards granted under the LTIP are issued from treasury and, in the case of restricted share units (“RSUs”) and performance share units (“PSUs”), may be settled in cash. Subject to adjustment, as described below, the maximum number of subordinate voting shares issuable under the LTIP is equal to 10% of the number of Shares that are issued and outstanding from time to time.

Subordinate voting shares subject to an award that, for any reason, (i) expires without having been exercised, (ii) is cancelled, forfeited, surrendered, or terminated, (iii) or otherwise is settled will again be available for grant under the LTIP.

As of March 31, 2025, there were 3,547,141 outstanding options, which represented 3.57% of the issued and outstanding Shares, 1,274,088 outstanding deferred share units (“DSUs”), which represented 1.28% of the issued and outstanding Shares, and 3,072,867 PSUs, which represented 3.09% of the issued and outstanding Shares. As of March 31, 2025, 1,896,749 Shares remained available for issuance pursuant to awards under the LTIP, which represented 1.91% of the issued and outstanding Shares.

TYPES OF AWARDS

The LTIP provides for awards of (i) options, (ii) restricted shares, (iii) RSUs, (iv) PSUs, (v) DSUs, and (vi) share appreciation rights.

•

Options. The exercise price of options may not be less than the market price of the subordinate voting shares at the time of grant. For options granted on or before the fiscal year ended March 31, 2023, the market price was equal to the closing price of the subordinate voting shares on the TSX on the day immediately preceding the date of grant.

•

For options granted on or after the fiscal year ended March 31, 2024, the market price is equal to the volume weighted average price of the subordinate voting shares on the TSX for the five-trading days immediately preceding the date of grant. The Board determines at the time of grant the vesting conditions that impact the time or times at which options become exercisable and the terms on which options remain exercisable. Subject to any accelerated termination as set forth in the LTIP, or extension pursuant to a black-out period, the maximum term of a stock option is 10 years.

•	Restricted Shares. An award of restricted shares is an award of subordinate voting shares subject to certain restrictions and to a risk of forfeiture.

•

Restricted Share Units. An award of RSUs is an award denominated in subordinate voting shares that entitles the participant to receive subordinate voting shares in the future. The delivery of subordinate voting shares under a RSUs award may be subject to vesting conditions as determined by the Board.

•

Performance Share Units. An award of PSUs is an award the vesting and settlement of which is subject to performance objectives and other vesting conditions. Performance objectives may be based upon the achievement of corporate, divisional or individual goals determined by the Board.

•

Deferred Share Units. An award of DSUs is an award of a notional investment in subordinate voting shares reflected on an unfunded, book-entry account maintained by Alithya. DSUs may be subject to vesting conditions. DSUs are settled in subordinate voting shares on the 90th day of the participant’s termination date.

•

Share Appreciation Rights. An award of share appreciation rights is an award that, subject to determination by the Board, will upon exercise provide the participant with a right to receive a specified number of subordinate voting shares equal in value to a specified increase in the market value of the subordinate voting shares. Subject to any accelerated termination as set forth in the LTIP, the maximum term of a share appreciation right is 10 years.

Awards granted under the LTIP are settled in newly issued subordinate voting shares, and, in the case of RSUs and PSUs, may also be settled in cash at the Company’s discretion. RSUs, PSUs and DSUs are entitled to dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as normal

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cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held on the record date for the payment of such dividend, by (b) the market price of a subordinate voting share at the close of the first business day immediately following the dividend record date, with fractions computed to three decimals. For further details on the term, vesting and termination of options and PSUs, please refer to the section entitled “Compensation Discussion and Analysis – Executive Compensation Framework – Long Term Incentives”.

LIMITS ON GRANTS OF AWARDS

The maximum aggregate number of subordinate voting shares issuable, at any time to insiders of Alithya under the LTIP and any other Alithya security-based compensation arrangements involving newly issued subordinate voting shares may not exceed 10% of the issued and outstanding Shares. In addition, the maximum aggregate number of subordinate voting shares issued within any one-year period to insiders of Alithya under the LTIP and any other Alithya security-based compensation arrangements involving newly issued subordinate voting shares may not exceed 10% of the issued and outstanding Shares.

BLACK-OUT PERIOD

If an award expires or is settled during, or within five business days after, a routine or special trading black-out period imposed by Alithya to restrict trades in Alithya’s securities, then the award shall expire ten business days after the trading black-out period is lifted by the Alithya.

TERMINATION OF EMPLOYMENT OR DIRECTORSHIP

The Board has the authority to determine the vesting schedule applicable to each award and to accelerate the vesting or exercisability of any award. The Board may also determine the effect of termination of employment or directorship on an award. Unless otherwise provided by the Board, whether in the award agreement or whether before or after the time of granting an award, in an employment agreement or other written agreement, upon a termination of a participant’s employment or directorship under the following circumstances, the following treatment will apply:

•

Death or Disability. All awards shall immediately vest (or cease to be restricted) as of the termination date, and each option or share appreciation right held will continue to be exercisable until the earliest of: (i) the award expiration date and (ii) the date that is 90 days after the date of disability or the date that is 180 days after the date of death. Any performance targets associated with any award will be deemed to have been met at the target performance level.

•

Retirement of an Employee. All unvested awards shall continue to vest and be settled and exercised in accordance with their terms, except that each option or share appreciation right held will continue to be exercisable until the earlier of (i) the award expiration date and (ii) the date that is 90 days (or such longer period as the Board in its sole discretion may permit) following the later of (a) the date such option or share appreciation right became fully vested and (b) the termination date and, if not exercised on or before such date, will be forfeited and cancelled.

•

Voluntary Resignation of Employment (other than pursuant to a Retirement). All unvested awards will be forfeited and cancelled as of the termination date. Options and share appreciation rights, that have vested but have not been exercised, will remain exercisable until the earlier of (i) the date that is 90 days after the participant’s termination of employment or (ii) the award’s expiration date.

•	Termination of Employment by Alithya for Cause. All awards, whether vested or unvested, will be forfeited and cancelled as of the termination date.

•

Termination of Employment by Alithya other than for Cause. All unvested awards will be forfeited and cancelled as of the termination date. Options and share appreciation rights, that have vested but have not been exercised, will remain exercisable until the earlier of (i) the date that is 90 days after the participant’s termination of employment, or such longer period as permitted by the Board, or (ii) the award’s expiration date.

•	Termination of Directorship by Alithya for Breach of Fiduciary Duty. All awards, whether vested or unvested, will be forfeited and cancelled as of the termination date.

•

Termination of Directorship for any reason other than Death, Disability, or Breach of Fiduciary Duty. The Board may, in its sole discretion, at any time prior to or following the date of termination of directorship, provide for the exercise, vesting or settlement of any or all awards held by the director on the date of termination.

NON-TRANSFERABILITY OF AWARDS

Awards under the LTIP may not be sold, assigned, transferred, alienated, pledged, mortgaged, charged, or otherwise encumbered, and may not be subject to attachment or legal process for the payment of any debts or obligations of the participant other than to a permitted assign or with the approval of the Board. A permitted assign means, a spouse or a holding entity, RRSP, RRIIF or a trustee, custodian, or administrator acting on behalf of, or for the benefit of the participant or the participant’s spouse (“Permitted Assign”).

RECOVERY OF COMPENSATION

Awards are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of Alithya’s Clawback Policy. For further information on the Clawback Policy, please refer to the section entitled “Statement of Corporate Governance – Ethical Business Conduct – Clawback Policy” of this Information Circular.

CHANGE IN CONTROL

In the event of a Change in Control (as such term is defined in the LTIP), the Board may, without the consent of any participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding awards into or for, rights or other securities of substantially equivalent value (or greater value), as determined by the Board in its discretion, in any entity participating in or resulting from a Change in Control; (ii) the termination of an award in exchange for an amount of cash and/or property, if

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any, equal in value to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of such Change in Control (and, for the avoidance of doubt, if as of the date of the occurrence of such Change in Control the Board determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by Alithya without payment); (iii) the replacement of such award with other rights or property selected by the Board in its sole discretion; or (iv) any combination of the foregoing. In taking any of these actions, the Board will not be required to treat all awards similarly. If an employee is terminated from employment within 24 months following a Change in Control, awards granted to the employee prior to the Change in Control will immediately vest. No acceleration of vesting occurs on a Change in Control unless there is no publicly traded successor entity.

CERTAIN ADJUSTMENTS

Should Alithya effect a subdivision or consolidation of shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of Alithya that does not constitute a Change in Control and would warrant the amendment or replacement of any existing awards in order to adjust the number of subordinate voting shares that may be acquired on the vesting of outstanding awards and/or the terms of any award in order to preserve proportionately the rights and obligations of the participants holding such awards, the Board will, subject to the prior approval of the applicable stock exchange, as applicable, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

The Board may from time to time, without notice to or approval of the holders of voting shares of Alithya, amend, modify, change, suspend or terminate the LTIP or any outstanding award, as the Board determines appropriate. However, the Board shall not alter, suspend or terminate the LTIP or any outstanding award without the participant’s consent, if such alteration, suspension or termination of the LTIP or any outstanding award would materially impair the participant’s rights or materially increase the participant’s obligations under the LTIP (unless the Board determines that such adjustment is required or desirable in order to comply with any applicable securities law or stock exchange requirements). Shareholder approval will be required, in addition to the extent required by law, for any amendment, modification or change that (i) increases the percentage of subordinate voting shares reserved for issuance under the LTIP (except with respect to the adjustments described above), (ii) increases or removes the 10% limits on subordinate voting shares issuable or issued to insiders as described above, (iii) reduces the exercise price of an award (except with respect to the adjustments described above), (iv) extends the term of any award granted under the LTIP beyond its original expiration date (except where an expiration date would have fallen within a black-out period applicable to the participant or within five business days following the expiry of such a black-out period), (v) permits awards to be transferred to a person other than a Permitted Assign or other than for normal estate settlement purposes, or

(vi) deletes or reduces the range of amendments which require approval of the holders of voting shares of Alithya.

The Board may, without shareholder approval, amend the LTIP for purposes of, (a) making any amendments to the general vesting provisions or restricted period of each Award; (b) making any amendments to the termination of employment or director mandate; (c) making any amendments to add covenants of Alithya for the protection of an employee or director, provided that the Board shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the employee or director; (d) making any amendments not inconsistent with the LTIP as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, having in mind the best interests of the employee or director it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where an employee or director resides, provided that the Board shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the employee or director; or (e) making such changes or corrections which, on the advice of counsel to Alithya, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the employees or directors.

Employee Share Purchase Plan

The following summary describes the material terms of the Company’s Employee Share Purchase Plan (“ESPP”). It is, however, not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP.

PURPOSE AND SCOPE

The purpose of the ESPP is to encourage and assist eligible employees of Alithya to acquire a proprietary interest in Alithya by providing such eligible employees with a convenient and regular method of acquiring subordinate voting shares. The ESPP enables participants to make regular personal investments in subordinate voting shares by way of payroll deduction. The ESPP also provides for matching employer contributions, up to a certain amount, that are also invested in subordinate voting shares.

ADMINISTRATION

The ESPP is administered by the Board in its sole and complete authority. Subject to applicable law, the Board may, from time to time, delegate to a committee of the Board all or any of the powers of the Board under the ESPP. Alithya has appointed TSX Trust Company as administrative agent to assist in the administration of the ESPP, including to purchase subordinate voting shares in the open market and hold them on behalf of participants as well as maintain records respecting such shares.

ELIGIBILITY

All permanent employees of Alithya or any designated affiliate are eligible to participate in the ESPP. Alithya reserves the right to restrict eligibility or otherwise limit the number of persons eligible for participation in the ESPP at any time.

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TERMINATION

A participant’s participation in the ESPP shall be terminated immediately upon (i) the participant’s death, (ii) the participant’s cessation of active employment for any reason (including retirement or permanent disability) with Alithya or a designated affiliate, (iii) any judgment, attachment, garnishment or other court order affecting the participant’s compensation or the participant’s account under the ESPP is filed or levied upon Alithya, the employer or the administrative agent, or the participant is legally adjudged incompetent or becomes bankrupt, or (iv) the employer ceases to be a designated affiliate of Alithya. A participant may also elect voluntarily to terminate his or her participation at any time.

NO ASSIGNMENT

The interest of any participant under the ESPP is not transferable, assignable or alienable by pledge, assignment or in any manner whatsoever.

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

The ESPP may be amended by the Board at any time in accordance with applicable securities laws or stock exchange rules, and without shareholder approval unless required by such laws or rules. The Board may also suspend the ESPP in whole or in part from time to time or terminate it at any time. However, any amendment, suspension or termination shall not adversely affect the entitlement of the participants to the full balance of their accounts, without their written consent.

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Schedule B | Mandate of the Board

MANDATE FOR THE BOARD OF DIRECTORS

GENERAL

The board of directors (the “Board”) of Alithya Group Inc. (the “Company”) is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company. The Board fulfill such obligation by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Company and its underlying value.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

COMPOSITION

The Board shall be constituted at all times of a majority of directors who are independent directors within the meaning of applicable Canadian securities laws.

RESPONSIBILITIES

The Board fulfills its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility of its day-to-day management. The Board meets its obligations both directly and through its committees, the Audit and Risk Management Committee, the Corporate Governance and Nominating Committee, and the Human Capital and Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives. Other principal duties include, but are not limited to the following categories:

APPOINTMENT AND COMPENSATION OF OFFICERS

1.

The Board is responsible for approving the appointment of the Chief Executive Officer, other executive officers and other officers of the Company, following a review of the recommendations of the Human Capital and Compensation Committee.

2.

In approving the appointment of the Chief Executive Officer, other executive officers and other officers, the Board shall, to the extent feasible, satisfy itself as to the integrity of these individuals and ensure that they create a culture of integrity throughout the Company and do not impact the independence of the external auditor.

3.

The Board shall also annually review and approve, on the recommendation of the Human Capital and Compensation Committee, compensation plans and policies (including performance measures for long-term and short-term incentive compensation) as well as targets and payouts for the compensation of the Company’s executive officers (including the Chief Executive Officer). The Board shall also annually approve the position description of the Chief Executive Officer.

4.

The Board may authorize certain officers to enter into certain types of transactions, subject to specified limits. The Board has adopted and shall review from time to time its delegation of authorities that sets forth the required authority within management and employees to approve certain types of transactions. Transactions above the specified limits, and material transactions outside the ordinary course of business shall, however, be reviewed by and are subject to the prior approval of the Board.

5.	The Board oversees that succession planning programs are in place for the Chief Executive Officer and senior management, including programs to train and develop management.

BOARD ORGANIZATION

6.

The Board will receive recommendations from the Corporate Governance and Nominating Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the position description and selection of the Chair of the Board and, as required, Lead Director, candidates nominated for election to the Board, the composition of committees and appointment of committees’ chairs, committees’ and Board’s mandate and charters as well as their work program, and director compensation. On an annual basis, the Board shall also, on the recommendations of the Corporate Governance and Nominating Committee, review the directors’ independence status and expertise as well as confirm that all members of the Audit and Risk Management Committee are “financially literate” and that at least one member is an “audit committee financial expert” (as such terms are defined from time to time under the requirements or guidelines for audit committee service under applicable Canadian and United States securities laws and the rules of the Toronto Stock Exchange and Nasdaq), review the Board’s skills matrix, assess the overall performance of the Board, review major changes in the directors’ principal occupation and review other board memberships.

7.

The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations, and the oversight of internal control over financial reporting and disclosure controls and procedures, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

8.	The Board shall annually review and approve a calendar for the meetings of the Board and its committees.

9.	The Board shall maintain and periodically review a Board orientation program for new directors as well as a Board continuing education program for directors in office.

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STRATEGIC PLANNING

10.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the Company and its objectives and goals.

11.

The Board is responsible for reviewing, providing input to, and approving, on an annual basis, the business, financial and strategic plans by which it is proposed that the Company may reach those goals.

MONITORING OF FINANCIAL PERFORMANCE AND OTHER FINANCIAL REPORTING MATTERS

12.	The Board is responsible for enhancing congruence between shareholders’ expectations, the Company’s long-term strategy and business plans and management performance.

13.

The Board is responsible for adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company.

14.

The Board is responsible for approving the audited annual financial statements and the non-audited interim financial statements as well as the notes, management’s discussion and analysis and press release accompanying such financial statements.

15.

The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

RISK MANAGEMENT

16.

The Board is responsible for overseeing the identification of the material risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and while achieving, where applicable, a proper balance between the risks incurred and the potential return to the Company’s shareholders.

POLICIES AND PROCEDURES

17.	The Board is responsible for:

(a)	approving and monitoring compliance with all significant policies and procedures by which the Company is operated; and
(b)	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations.

18.	The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations.

COMMUNICATIONS AND REPORTING

19.

The Board has approved a disclosure policy which addresses communications with shareholders, employees, financial analysts, governments and regulatory authorities, and the public in general and shall review it on an annual basis.

20.	The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(b)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

(c)	reporting annually to shareholders on its stewardship for the preceding year, including reviewing and approving the Company’s management circular and other material disclosure documents; and

(d)	overseeing the Company’s implementation of systems which accommodate feedback from shareholders.

CORPORATE SUSTAINABILITY MATTERS

21.

The Board shall annually review the Company’s overall corporate sustainability approach, including the initiatives and strategy under its identified material topics, and approve the Company’s disclosure relating thereto.

RELATED-PARTIES TRANSACTIONS

22.

The Board shall review all transactions that involve the Company on one hand and an officer, a director or a principal shareholder on the other hand, or a company controlled by an officer, a director or a principal shareholder or over which such person exercises significant influence.

MEETINGS

23.	The Board will meet as often as necessary and in accordance with the Company’s bylaws.

DATED November 1, 2018, as amended on November 12, 2019, November 11, 2020, November 9, 2022, November 13, 2023, July 23, 2024 and November 13, 2024 and July 29, 2025

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